As filed with the Securities and Exchange Commission on April 16, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Qiao Xing Mobile
Communication Co., Ltd.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands	3661	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10th Floor CEC Building
6 Zhongguancun South Street
Beijing 100086
People’s Republic of China
(86-10) 6250 1728
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
800-624-0909
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alan Seem Shearman & Sterling LLP 12th Floor, East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing, 100022 People’s Republic of China (86-10) 5922-8000	Kurt J. Berney O’Melveny & Myers LLP Plaza 66, 37th Floor 1266 Nanjing Road West Shanghai, 200040 People’s Republic of China (86-21) 2307-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered(1)(2)	offering price per share(1)	aggregate offering price(1)	registration fee

Ordinary shares without par value(2)	19,166,667	$13.00	$249,166,671	$7,650

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of this distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option. The ordinary shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	(SUBJECT TO COMPLETION)	April 16, 2007

16,666,667 Ordinary Shares
Qiao Xing Mobile
Communication Co., Ltd.

This is the initial public offering of ordinary shares of Qiao Xing Mobile Communication Co., Ltd. We are offering 12,500,000 ordinary shares and the selling shareholders identified in this prospectus are offering an additional 4,166,667 ordinary shares. We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders. No public market currently exists for our ordinary shares. We expect the public offering price of our ordinary shares to be between $11.00 and $13.00 per share.
Our application to list our ordinary shares on the New York Stock Exchange under the symbol “QXM” has been approved.
Before buying any shares, you should read the discussion of material risks of investing in our ordinary shares in “Risk factors” beginning on page 11.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 2,500,000 ordinary shares from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus.
The underwriters are offering the ordinary shares as set forth under “Underwriting.” Delivery of the ordinary shares will be made on or about                     , 2007.
UBS Investment Bank

CIBC World Markets	Cowen and Company

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Prospectus summary	1
Conventions that apply to this prospectus	6
Risk factors	11
Forward-looking statements	41
Use of proceeds	42
Dividend policy	43
Capitalization	44
Dilution	45
Exchange rate information	47
Selected consolidated financial and operating data	48
Recent developments	51
Management’s discussion and analysis of financial condition and results of operations	52
Corporate structure and history	87
Our business	88
Regulation	106
Management	110
Principal and selling shareholders	119
Related party transactions	121
Description of share capital	125
Shares eligible for future sale	131
Taxation	134
Underwriting	139
Enforcement of civil liabilities	148
Validity of securities	150
Experts	150
Expenses related to this offering	150
Where you can find additional information	151
Index to consolidated financial statements	F-1
EX-3.1 AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
EX-3.2 FORM OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-4.1 CERTIFICATE FOR ORDINARY SHARES
EX-5.1 OPINION OF CONYERS DILL & PEARMAN
EX-5.2 OPINION OF KING & WOOD
EX-8.1 OPINION OF CONYERS DILL & PEARMAN
EX-8.2 OPINION OF SHEARMAN & STERLING LLP
EX-10.1 EQUITY INCENTIVE PLAN
EX-10.2 FORM OF EMPLOYMENT AGREEMENT BETWEEN THE REGISTRANT AND A SENIOR EXECUTIVE OFFICER OF THE REGISTRANT
EX-10.3 SOFTWARE LICENSE AGREEMENT, DATED OCTOBER 8, 2005
EX-10.4 TECHNOLOGY LICENSE AGREEMENT, DATED MAY 25, 2004
EX-10.5 TECHNOLOGY LICENSE AGREEMENT, DATED MARCH 13, 2006
EX-10.6 NON-COMPETITION AGREEMENT
EX-10.7 AGREEMENT OF TRANSFER OF TRADEMARK APPLICATION RIGHTS
EX-10.8 SECURITIES PURCHASE AGREEMENT, DATED APRIL 27, 2006
EX-10.9 REGISTRATION RIGHTS AGREEMENT, DATED JUNE 13, 2006
EX-10.10 GUARANTY, DATED JUNE 13, 2006
EX-21.1 SUBSIDIARIES OF THE REGISTRANT
EX-23.1 CONSENT OF KPMG
EX-99.1 CODE OF BUSINESS CONDUCT AND ETHICS OF REGISTRANT

Through and including                     , 2007 (the 25th day after the commencement of this offering), federal securities law may require all dealers selling our ordinary shares, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary
This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety.
BUSINESS
We are one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. We manufacture and sell mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. We operate our business primarily through CEC Telecom Co., Ltd., or CECT, our 93.4%-owned subsidiary in China. Currently, all of our products are sold under the “CECT” brand name.
We develop, produce and market a wide range of mobile handsets, with increasing focus on higher-end and differentiated products that generally generate higher profit margins. We sold approximately 1.73 million and 2.26 million handset products in 2005 and 2006, respectively. The average selling price of our handsets was RMB1,012 in 2005 and RMB1,094 ($140) in 2006.
Our in-house handset development teams are based in our two research and development centers in Beijing and Huizhou. Our Beijing research center focuses on developing higher-end and differentiated products, while our Huizhou research center concentrates on developing handsets targeted at the mid-range and economy markets based on existing technologies. Our in-house research and development teams developed a number of handset designs and certain technologies used in producing our handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs, that contribute to our ability to produce differentiated handsets. We also source certain software and hardware designs used in producing our handsets from third-party designers to complement our in-house development capabilities.
We currently have one manufacturing facility in Huizhou, Guangdong Province, China. This facility is equipped with three Surface Mount Technology, or SMT, lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to electronics manufacturing service providers, or EMS providers. We produced approximately 0.52 million units in our Huizhou facility in 2005 and 0.61 million units in 2006. We sourced approximately 1.22 million and 1.60 million units through EMS providers in the same periods. We are constructing a new manufacturing facility in Huizhou, which will significantly increase our current production capacity and will be equipped with five SMT lines and 20 assembly and testing lines. This new facility will also enable us to produce molds, cast components and other handset products and reduce our reliance on third-party suppliers. We had invested approximately RMB191.6 million ($24.6 million) as of December 31, 2006 and plan to invest approximately an additional RMB155.0 million ($19.9 million) in this facility, which is expected to commence operations in the second half of 2007.
Substantially all of our products are sold in China. We sell our products primarily to our national and provincial distributors that resell our products to end customers through their own distribution networks, which are typically composed of local distributors and retail outlets. Our distribution network currently includes seven national distributors, 76 provincial distributors and two direct-sales distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through over 200 after-sales service centers located throughout China.

Our revenues increased by 31.8% from RMB1,414.3 million in 2004 to RMB1,864.1 million in 2005, and our net income before extraordinary items increased by RMB140.6 million from RMB41.9 million in 2004 to RMB182.5 million in 2005. Our net income increased by RMB188.7 million from RMB41.9 million in 2004 to RMB230.6 million in 2005. For the period from January 1, 2006 to November 30, 2006, our revenues, net income before extraordinary items and net income were RMB2,281.2 million ($292.3 million), RMB288.4 million ($37.0 million) and RMB306.2 million ($39.2 million), respectively, and for the period from November 30, 2006 to December 31, 2006, our revenues were RMB256.0 million ($32.8 million) and we had a net loss of RMB19.5 million ($2.5 million). The latter period reflects push-down accounting resulting from the purchase by our parent company of the remaining 20% equity interest in our company on November 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations - Financial impact of our corporate history.”
INDUSTRY BACKGROUND AND TRENDS
The global mobile handset industry is expanding from voice-based communications to data-driven applications in the realm of consumer multimedia and computing solutions, and as a result sophisticated and function-rich mobile phones are expected to capture an increasingly significant portion of the market.
In recent years, China’s mobile handset market has experienced rapid growth and development. During 2006, based on data from the PRC Ministry of Information Industry, or MII, the number of wireless telecommunication subscribers in China grew from approximately 393 million to approximately 461 million. Moreover, China’s mobile telecommunication operators are planning to upgrade their networks to offer third generation, or 3G, wireless telecommunication services once the PRC government grants licenses for this new technology. The introduction of 3G services is expected to drive demand in China for enhanced wireless value-added services and for mobile phones with more advanced technologies. In addition, China’s mobile phone penetration rate is still considerably lower than most of the more developed countries with the potential, we believe, to increase significantly in the next several years.
We have observed the following key industry trends and characteristics in the mobile handset industry in China:

•	improving living standards and greater affordability and usage of mobile handsets in China are driving both the continued growth of first-time users and replacement demand;

•	overall growth in mobile handset demand increasingly reflects replacement demand, spurred by increased affordability, new technologies and improved features and functions;

•	to succeed, mobile handset producers must offer increasingly distinctive new products with features that are popular with various consumer groups;

•	wireless network technologies continue to evolve rapidly, and the anticipated roll-out of 3G wireless technology following license grants by the PRC government will further drive replacement handset demand as subscribers seek to replace their 2G and 2.5G handsets;

•	competition continues to increase, with leading players expanding their market share; and

•	mobile telecommunication operators and large electronics retailers are increasingly important distribution channels. Mobile telecommunication operators seeking to differentiate their services are requiring handsets with more functions and the ability to handle their new wireless service offerings. Large electronics retail chains are rapidly expanding throughout China and are capturing an increasing share of consumer spending on personal electronics.
We cannot assure you that we will benefit from the trends regarding the mobile handset industry set forth in this prospectus.

OUR STRATEGIES
Our goal is to strengthen our competitive position in the China mobile handset market and continue improving our revenue-generating capabilities. We intend to maintain our competitive strengths and continue implementing the following strategies in order to achieve this goal:

•	focus on developing and marketing differentiated products to achieve higher profit margins;

•	build upon our strong product design and engineering capabilities;

•	maintain an extensive nationwide distribution network and develop new markets and distribution channels;

•	reduce unit costs; and

•	achieve our growth objectives while maintaining our focus on profitability and conservative balance sheet management.
OUR CHALLENGES
We believe that the following are some of the major risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects:

•	any inability to keep pace with market changes and produce mobile handsets with new technologies in a timely and cost-efficient manner that meet our customers’ requirements and preferences;

•	a failure to maintain or improve our market position in China’s intensely competitive handset industry and respond successfully to changes in the competitive landscape;

•	any inability to maintain or expand our distributor channels, and maintain and develop relationships with our distributors and challenges we might face in expanding our own manufacturing capacity;

•	the difficulty in developing and acquiring complex, evolving technologies as well as high-quality components at reasonable cost;

•	an inability to manage our growth and expand our operations; and

•	a potential slowdown in the growth of the mobile telecommunications industry in China, resulting in reduced demand for mobile handset products.
CORPORATE STRUCTURE
We are a British Virgin Islands company incorporated on January 31, 2002. We became a wholly owned subsidiary of Qiao Xing Universal Telephone, Inc., or Xing, in November 2006 when Xing acquired the remaining 20% equity interest held by Galbo Enterprise Limited. On April 16, 2007, DKR Soundshore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., the holders of senior convertible notes issued by Xing in June 2006, elected to exchange all of their notes for 7,800,000 of our ordinary shares held by Xing effective immediately prior to the commencement of trading of our ordinary shares on the New York Stock Exchange. See “Related party transactions— Arrangements in connection with the senior convertible notes issued by Xing.” Immediately subsequent to the exchange and without giving effect to this offering, we will be 80.5% held by Xing, 17.6% held by DKR Soundshore Oasis Holding Fund Ltd. and 2.0% held by CEDAR DKR Holding Fund Ltd. Xing is a British Virgin Islands company whose ordinary shares have been listed on the Nasdaq Global Market (Nasdaq: XING) since February 1999. Our chairman and vice chairman, Messrs. Zhi Yang Wu and Rui Lin Wu, respectively, are also executive officers and directors of Xing. After the completion of this offering and assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares, Xing will own approximately 56.6% of our outstanding share capital and continue to exercise control over our company, including the ability to select a majority of the directors and to influence the outcome of decisions requiring shareholder approval.
We conduct substantially all of our business through our operating subsidiary in the PRC, CECT, in which we own a 93.4% equity interest. CECT was formed in 2000 by six PRC companies. We acquired an initial 65% ownership stake in CECT in February 2003 by purchasing equity interests from the initial shareholders, and have twice increased our ownership position. In July 2005, we increased our equity ownership to 90% by purchasing additional equity interests from a minority shareholder of CECT and in July 2006, we further increased our ownership stake to 93.4% through a cash capital injection into CECT in which the other CECT shareholder did not participate. Qiao Xing Group Limited, or Qiao Xing Group, a private company controlled by Messrs. Zhi Yang Wu and Rui Lin Wu, our chairman and vice chairman, respectively, acquired from the last of the original CECT shareholders, its 6.6% equity interest in CECT in December 2006. CECT has a branch located in Huizhou, Guangdong Province.
RECENT DEVELOPMENTS
Although our operating results for the three months ended March 31, 2007 are not yet final, we estimate that they will include the following:

•	revenues ranging from approximately RMB700.0 million ($89.7 million) to RMB720.0 million ($92.3 million); and

•	gross profit ranging from approximately RMB161.0 million ($20.6 million) to RMB166.0 million ($21.3 million).
In the three months ended March 31, 2007, we sold an aggregate of approximately 750,000 handsets at an average selling price of RMB945 ($121) per unit. The average selling price in the three months ended March 31, 2007 was lower than in 2006 mainly because we sold a significant quantity of our lower-end but higher-margin C1000 handsets in this quarter. Our gross profit margin was approximately 23.0% in this quarter as compared to approximately 18.7% in 2006. This relatively high gross profit margin primarily resulted from sales of significant quantities of our higher-margin handset products during this period. In particular, we sold approximately 198,000 units of our C1000 and 65,000 units of our IP1000 handsets in this period.
Our estimated revenues and gross profit for the three months ended March 31, 2007 are based upon our management accounts. These estimated results are subject to change and our actual results could differ significantly. For example, our determination of cost of goods sold requires us to make decisions regarding various manufacturing cost and overhead allocations and other related determinations. For additional information regarding the various risks and uncertainties inherent in projections of this type, see “Forward-looking statements.” Our results for the three months ended March 31, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

CORPORATE INFORMATION
Our principal executive offices are located at 10th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China. Our telephone number at this address is (86-10) 6250-1728 and our fax number is (86-10) 6250-1722. Our registered office in the British Virgin Islands is at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.cectelecom.com. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions that apply to this prospectus
Unless otherwise indicated, references in this prospectus to:

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“CDMA” are to Code Division Multiple Access, a method for transmitting simultaneous encoded signals over a shared portion of the spectrum. The foremost application of CDMA is digital cellular phone technology;

•	“EMS” are to electronic manufacturing services, a general term used to describe the services provided by companies that design, test, manufacture, distribute and provide return and repair services for electronic components and assemblies for original equipment manufacturers;

•	“GSM” are to Global System for Mobile Communications, a digital cellular phone technology based on time division multiple access that is the predominant system in Europe, but also used in over 60 countries worldwide;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SMT” are to Surface Mount Technology, a space saving technique whereby special leadless components are soldered onto the surface of a printed circuit board; and

•	“US$,” “$,” and “U.S. dollars” are to the legal currency of the United States.
Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Qiao Xing Mobile Communication Co., Ltd., its predecessor entities, including, for periods prior to February 8, 2003, CECT, and their consolidated subsidiaries.
Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ordinary shares.
This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk factors— Risks related to our business— Fluctuations in exchange rates could adversely affect our business.” On April 13, 2007, the noon buying rate was RMB7.7222 to $1.00.
Unless otherwise indicated, all historical share information and per-share information contained in this prospectus has been retroactively adjusted to reflect a 40-for-one share split that became effective on April 13, 2007.

The offering

Price per ordinary share	We currently estimate that the initial public offering price will be between $11.00 and $13.00 per ordinary share.

This offering:

Ordinary shares offered by us	12,500,000 Shares
Ordinary shares offered by the selling shareholders.	4,166,667 Shares

Total	16,666,667 Shares

Ordinary shares outstanding immediately after this offering	52,500,000 ordinary shares (or 55,000,000 ordinary shares if the underwriters exercise their over-allotment option to purchase additional shares in full), excluding 3,916,520 ordinary shares issuable upon the exercise of outstanding share options and 4,083,480 ordinary shares reserved for issuance under our equity incentive plan.

Over-allotment option	We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,500,000 additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $133.9 million (or approximately $161.4 million if the underwriters exercise their over-allotment option in full) assuming an initial public offering price of $12.00, the mid-point of the range shown on the front cover page of this preliminary prospectus and after deducting underwriting discounts, commissions and estimated offering expenses payable by us. We intend to use the net proceeds we will receive from this offering primarily for the following purposes:

• approximately $44 million to repay shareholder loans to Xing; and

• approximately $80 million to make loans or capital contributions to CECT, of which (i) approximately $60 million will be used to fund our working capital requirements in connection with our planned capacity expansion and (ii) approximately $20 million will be used to purchase equipment for our new manufacturing facility in Huizhou.

We intend to use the remaining net proceeds for other general corporate purposes and for the potential acquisition of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. See “Use of proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ordinary shares.

Listing	Our application to list our ordinary shares on the New York Stock Exchange has been approved.

New York Stock Exchange symbol	“QXM”

Share transfer agent	Our share transfer agent in the United States is Computershare Shareholder Services, Inc.

Lock-up agreements	We, the selling shareholders and our directors and executive officers have agreed with the underwriters that we will not, without the prior consent of UBS AG, for a period of 180 days following the date of this prospectus: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any share sale or otherwise dispose of any of our ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ordinary shares; or (2) enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ordinary shares. The restrictions above do not apply to the ordinary shares to be sold in this offering. See “Shares eligible for future sale.”

Summary consolidated financial and operating data
The following summary consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006, and our consolidated balance sheet data as of December 31, 2004 and 2005, November 30, 2006 and December 31, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
Due to the impact of push-down accounting adjustments resulting from our parent company’s purchase of the remaining 20% equity interest in our company, as more fully described in “Management’s discussion and analysis of financial condition and results of operations — Financial impact of our corporate history,” our 2006 consolidated financial data are presented by two separate periods: (1) the “old basis” period from January 1, 2006 through November 30, 2006 and (2) the “new basis” period from November 30, 2006 through December 31, 2006.

	For the year ended December 31,

			2006

Consolidated statement of			January 1 to		November 30 to
operations data	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(old basis)				(new basis)
	(amounts in thousands, except per share data)
Revenues	1,414,265	1,864,125	2,281,198	292,308	256,013	32,805
Gross profit	168,751	337,747	437,871	56,108	37,131	4,758
Operating income (loss)	100,367	273,890	379,917	48,682	(13,934)	(1,785)
Income (loss) before extraordinary items	41,911	182,450	288,356	36,949	(19,485)	(2,497)
Extraordinary items — Gains on acquisitions of additional equity interests in CECT- net of nil tax	—	48,157	17,796	2,281	—	—
Net income (loss)(1)	41,911	230,607	306,152	39,230	(19,485)	(2,497)
Basic and diluted earnings (loss) per share before extraordinary items(2)	1.05	4.56	7.21	0.92	(0.49)	(0.06)
Basic and diluted earnings (loss) per share(1)(2)	1.05	5.77	7.65	0.98	(0.49)	(0.06)
Weighted average number of shares outstanding	40,000	40,000	40,000	40,000	40,000	40,000

	As of

	December 31,
			November 30,	December 31,
Consolidated balance sheet data	2004	2005	2006	2006

	(RMB)	(RMB)	(RMB)	(RMB)	($)
	(old basis)			(new basis)
	(amounts in thousands)
Cash	81,741	379,377	713,099	762,086	97,652
Working capital(3)	274,711	522,728	657,495	686,682	87,989
Total assets	1,452,774	1,798,408	1,985,147	2,336,152	299,349
Total liabilities	966,692	1,161,491	1,030,413	1,218,968	156,196
Total shareholders’ equity	339,356	569,963	879,637	1,040,288	133,300

	For the year ended December 31,

			2006

			January 1 to		November 30 to
Consolidated cash flow data	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(old basis)				(new basis)
	(amounts in thousands)
Net cash (used in) provided by operating activities	(13,426)	110,970	513,378	65,783	(215,111)	(27,564)
Net cash (used in) provided by investing activities	(43,455)	18,386	(249,317)	(31,947)	63,431	8,128
Net cash provided by financing activities	26,120	168,413	69,661	8,926	200,667	25,713

	For the year ended
	December 31,

Other summary operating data(4)	2004	2005	2006

Mobile handsets shipped (in thousands of units)	1,353	1,730	2,262
Average mobile handset selling price (RMB)(5)	1,011	1,012	1,094

(1)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Management’s discussion and analysis of financial condition and results of operations— Taxation” and note 18 to our audited consolidated financial statements included elsewhere in this prospectus. Without the tax holidays, our net income (loss) and basic and diluted earnings (loss) per share for the following periods would have been as follows:

	For the year ended December 31,

			2006

			January 1 to		November 30 to
	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(old basis)				(new basis)
	(amounts in thousands, except per share data)
Net income (loss)	30,778	206,590	305,005	39,083	(19,486)	(2,497)
Basic and diluted earnings (loss) per share(2)	0.77	5.16	7.63	0.98	(0.49)	(0.06)

(2)	Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. See note 28(c) to our consolidated financial statements.

(3)	We define working capital as the excess of current assets over current liabilities.

(4)	Other summary operating data is derived from our operating records.

(5)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

Risk factors
An investment in our ordinary shares involves significant risks. You should carefully consider the risks described below as well as other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially harmed, the trading price of our ordinary shares could decline and you could lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
Due to our rapid growth in recent years, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.
Our business has grown and evolved rapidly since we acquired control of CECT in February 2003. We may not be able to achieve a similar growth rate in future periods and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
If we cannot keep pace with market changes and produce mobile handsets with new technologies and features in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be materially adversely affected.
The mobile handset market in China is characterized by changing consumer preferences with respect to style and functionality, increasing demand for new and advanced technologies and features, rapid product obsolescence and price erosion, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If we cannot keep pace with market changes and produce new mobile handsets in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be materially adversely affected.
From time to time, we or our competitors may announce new products, product enhancements or technologies that may replace or shorten the life cycles of our products or cause mobile phone users to defer purchasing our existing products. Shorter product cycles may require us to invest more in developing and designing new products and to introduce new products more rapidly, which may increase our costs of product development and decrease our margins and profitability. In addition, we may not be able to make such additional investments and any additional investments we make in new product development and introductions may not be successful.
Even if we are able to continually develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors including:

•	the perceived advantages of our new products over existing competing products;

•	our ability to attract mobile handset users who are currently using products of our competitors;

•	product cost relative to performance; and

•	the level of customer service available to support new products.
For example, development of 3G wireless telecommunication services and subsequent new technologies could materially impact the sales of our existing and future products. Currently, there is uncertainty regarding which 3G standards will be adopted by MII, the timing of MII’s issuance of 3G licenses and

Risk factors

whether our planned 3G-compatible product offerings will meet market demand after the introduction of 3G technologies in China. In addition, the introduction of inexpensive limited mobility telecommunication services or other competitive services, such as personal handyphone system, in China may also have a material adverse effect on the sales of our mobile handsets.
Therefore, commercial acceptance by customers of new products we offer may not occur at the rate or level we expect, and we may not be able to successfully adapt existing products to effectively and economically meet customer demand, thus impairing the return from our investments. In addition, a very small portion of our mobile handset models represented a disproportionately large percentage of our handset unit sales and revenue in the past several years and these product leaders served as important drivers for our overall growth. However, we may not be able to replicate such “hit” models on a regular basis, if at all, in future periods. If our existing or new products fail to achieve market acceptance for any reason, our business and growth prospects could be materially adversely affected. We may also be required under applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our results of operations.
Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing significant competition from a number of competitors, including domestic mobile handset producers such as Lenovo Group Limited, Bird Ningbo Co., Ltd., Amoi Electronics Co., Ltd., Konka Group Co., Ltd., TCL Communication Technology Holdings Limited, and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products. If we fail to maintain or increase our market share and scale compared to our competitors, our cost advantage may be eroded, which could materially adversely affect our competitive position and our results of operations, particularly our profitability.

Risk factors

In addition, we also face competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. We believe that these manufacturers are able to keep their production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government action against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling their mobile handsets, our market share and our results of operations could be materially adversely affected.
As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers. Additionally, we face increasing competition from mobile telecommunication operators that are increasingly offering mobile devices under their own brands. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.
Our sales, results of operations and reputation could be materially adversely affected if we fail to efficiently manage our manufacturing operations without interruption, or fail to ensure that our products meet the expectations of our distributors and our end-user customers and are delivered on time.
The operation of our business requires successful coordination of several sequential and complex manufacturing processes, the disruption of any of which could interrupt our revenue generation and have a material and adverse effect on our relationships with our distributors and end-user customers, our brand name, and our financial performance. Our manufacturing operations involve raw material and component sourcing from third parties, internal assembly processes and distribution processes. These operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility. We may experience difficulties in coordinating our supplies of components and raw materials to meet the demand for our products, increasing or decreasing production at our facilities, adopting new manufacturing processes, finding a timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility. We are currently building a new manufacturing facility and plan to move our production to our new facility in the second half of 2007. We may experience difficulties that disrupt our manufacturing as we migrate our production processes to our new facility. We also may experience delays in adjusting or upgrading production at our facilities when we introduce new models, delays in expanding manufacturing capacity, failure in our manufacturing processes or failure by our business partners to adequately perform the services we have outsourced to them, which in turn may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors and our customers, or being delivered late, which could have a material adverse effect on our sales, results of operations and reputation.
Our operations could be materially adversely affected if we fail to manage effectively our relationships with, or lose the services of, our third-party manufacturers or other third-party service providers.
We rely on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of our mobile handset products. In 2005 and 2006, we outsourced to third-party EMS providers 71.3% and 71.8%, respectively, of the total mobile handsets we shipped. Although we intend to reduce our reliance on EMS providers as a result of the improvement of our production process technology and capabilities, we may still rely on third-party

Risk factors

manufacturers to manufacture a significant portion of our mobile handset products in the short to medium term. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, we will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in our sales. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. The unexpected loss of any of our third-party manufacturers could be disruptive to our business.
We rely on independent mobile handset designers in China for certain software and hardware designs used in our production. If these or other mobile handset designers terminate their business relationships with us, or are otherwise unable to provide us with designs suitable for our products, or if we fail to enhance our in-house research and development activities to compensate for our inability to obtain designs suitable for our products from these handset designers, our business and our results of operations could be materially adversely affected.
We outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to independent mobile handset designers in China, such as China Techfaith. If these or other mobile handset designers terminate their business relationships with us, or are otherwise unable to provide us with designs suitable for our products, or if we fail to increase our in-house research and development activities to compensate for our inability to obtain designs suitable for our products from these handset designers, our business and our results of operations could be materially adversely affected.
Our results of operations, particularly our profitability, may be materially adversely affected if we do not successfully manage price erosion and are not able to manage costs related to our products and operations.
Price erosion is a characteristic of the mobile handset industry, and the products offered by us are also subject to natural price erosion over time. If we are not able to lower our costs at the same rate or faster than this price erosion and introduce new cost-efficient products with higher prices in a timely manner, as well as manage costs related to our products and operations generally, it will have a material adverse effect on our business and results of operations, particularly our profitability.
We rely primarily on our distributors for marketing our products at the provincial and local levels and for after-sales support of our products. Because we have limited influence over our distributors, we cannot be certain that their marketing and after-sale support of our products will be adequate or will not harm our brand and reputation. Moreover, if we fail to timely identify additional or replacement distributors upon the loss of one or more of our distributors, or if we are unable to successfully manage our distribution network, or if we are unable to collect payments from our distributors on a timely basis, our operating results may suffer.
Substantially all of our sales are made to our distributors. Our distribution network currently includes seven national distributors, 76 provincial distributors and two direct-sales distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. We grant our distributors the right to use our brand name and logo when they market our products within their respective sales territories or channels and when they

Risk factors

provide after-sales support to our end-user customers. However, our contractual arrangements with our distributors do not provide us with control over their everyday business activities, and one or more of our distributors may engage in activities that are prohibited under our contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation in the industry. For example, under the agreements with our TV direct sales distributors, our distributors are not obligated to obtain our pre-approval for the content of their TV advertising sales programs relating to our products. One of our distributors has previously been accused of misrepresenting the products marketed in their sales programs, including one of our products. Although, according to our PRC counsel, King & Wood, such marketing activities by these distributors are unlikely to subject us to legal liability in China, they could expose us to negative publicity and damage our brand image. We are currently renegotiating these agreements to obtain more control over the activities of our TV direct sales distributors, including the production of advertising sales programs. However, we cannot assure you that we can successfully renegotiate these agreements. Moreover, even if we successfully renegotiate these agreements, it will be difficult for us to negate the negative effects of our distributors’ previous TV advertising sales programs or ensure that similar claims will not arise in the future.
Distributors individually accounting for more than 10% of our revenues collectively accounted for 48.9%, 23.2% and 71.1% of our revenues in 2004, 2005 and 2006, respectively. See note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a list of such distributors. Due to our dependence on distributors for the sale, marketing and after-sales support of our products, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our distributors;

•	selection by one or more of our distributors of our competitors’ products;

•	failure to timely identify additional or replacement distributors upon the loss of one or more of our distributors; and

•	failure of any of our distributors to make timely payment for our products.
In addition, we rely on our distributors for marketing activities at the provincial and local levels. This approach may not be effective in building brand recognition at provincial and local levels consistent with our national brand-building efforts. We also outsource to some of our distributors and other third parties our after-sales support to end-user customers. If our after-sales service providers fail to provide adequate, satisfactory and effective after-sales support, our brand image may suffer, and our business and results of operations could be materially adversely affected.
We currently enjoy a number of favorable arrangements with some of our distributors, such as exclusive sales relationships, up-front payment by distributors, and settlement by cash or promissory notes guaranteed by banks. However, the competition for distribution channels is intense in the mobile handset industry in China and many of our competitors are expanding their distribution channels in China. We may not be able to compete successfully against the larger and better funded sales and marketing operations of some of our current or potential competitors, especially if these competitors provide more favorable contractual arrangements for distributors. As a result, we may lose some of our distribution channels to our competitors, which may cause us to lose some or all of our favorable arrangements with these distributors and may even result in the termination of our contractual relationships with some of our distributors. While we do not believe we are substantially dependent upon any individual distributor, finding replacement distributors could be time-consuming and any resulting delay may be disruptive and costly to our business. In addition, we may not be able to

Risk factors

successfully manage our distribution channels and the cost of any consolidation or further expansion may exceed the revenue generated from these efforts. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore materially harm our financial condition and results of operations.
Our distributors often must make a significant commitment of capital to purchase our products, and we provide trade credits to some of our distributors. As a result, any downturn in a distributor’s business that affects the distributor’s ability to pay us could harm our financial condition. Historically, we have not experienced any significant bad debt or collection problems, but such problems may arise in the future. The failure of any of our distributors to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our financial condition.
If we fail to source a sufficient quantity of high-quality components used in our products at reasonable costs from our suppliers, our competitive position, reputation and business could suffer. Our dependence on suppliers for certain types of components could jeopardize our production activities and increase our cost of sales.
We do not produce most of the components and raw materials necessary for the production of our mobile handsets and rely on suppliers to provide us with a substantial portion of these components and raw materials. The aggregate costs attributable to our five largest raw materials and components suppliers in 2004, 2005 and 2006 were 63.2%, 55.5% and 77.9%, respectively, of our total purchases during the relevant periods. We may experience a shortage in the supply of certain components in the future and if any such shortage occurs, our manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide us with high quality components and raw materials in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. Our inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply us with inferior quality components or raw materials that may adversely impact the performance of our mobile handsets. If any of these events occur, our competitive position, reputation and business could suffer.
Some of our products also incorporate imported components. Our imported electronic components and raw materials are subject to a variety of Chinese governmental permit requirements, approval procedures and import duties, and may also, from time to time, be subject to export controls and other legal restrictions imposed by foreign countries. Should the Chinese government refuse to issue the necessary permits or approvals to us or our suppliers, or take any administrative actions to limit imports of certain components, or if we or our suppliers fail to pay any required import duties, or if governmental agencies or laws of foreign countries prevent the timely export of certain components we require to China, we may become subject to penalties and fines or fail to obtain important components for our mobile handsets, and our ability to manufacture and sell our products in China could be adversely affected. In addition, import duties increase the cost of our products and may make them less competitive.
Some components and materials used in our products are currently purchased from a single supplier or a small number of suppliers and our ability to deliver our products according to market demands depends in large part on obtaining timely and adequate supplies of components and materials on competitive terms. Failure by any of our suppliers to meet our needs for components could impact our production targets, limit our sales or increase our costs. While we do not believe we are substantially dependent upon any individual supplier, finding alternative suppliers for these components and materials could be costly and time-consuming. Moreover, if we fail to anticipate customer demand properly, an over- or undersupply of components and production capacity could occur. This factor could limit our ability to supply sufficient products to our customers or could increase our costs. At

Risk factors

the same time, we may commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.
We maintain inventories of raw materials, components and handsets, and our inventories may become obsolete.
The rapid technological change in our industry, the short product life cycle of our handsets, our limited forecasting experience and processes and the competitive nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales. In addition, to enable us to promptly fill orders, we maintain inventories of raw materials, components and finished goods. As a result, we have to commit to considerable costs in advance of anticipated sales. Any significant shortfall of sales may result in our maintaining higher levels of inventories of raw materials, components and finished goods than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. We cannot guarantee that such write-downs will be adequate to cover all losses resulting from inventory obsolescence.
We plan to market our products to countries outside of China, which may subject us to various economic, political, regulatory, legal and foreign exchange risks.
We currently sell substantially all of our products in China. We plan to selectively enter into international markets in which we identify an opportunity to sell differentiated products and where we believe we will be able to minimize our distribution and marketing costs in order to maintain a reasonable return on sales. The marketing, distribution and sale of our mobile handsets overseas expose us to a number of risks, including:

•	fluctuations in currency exchange rates of the U.S. dollar and other foreign currencies against the Renminbi;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;

•	difficulty in designing products that are compatible with communications and product standards in foreign countries;

•	longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

•	increased costs associated with maintaining marketing and sales activities in various countries;

•	difficulty and costs relating to compliance with unexpected changes in regulatory requirements and different commercial and legal requirements in the jurisdictions in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	changes to import and export regulations, including quotas, tariffs and other trade barriers, delays or difficulties in obtaining export and import licenses, potential foreign exchange controls and repatriation controls on foreign earnings, exchange rate fluctuations and currency conversion restrictions.
If we are unable to effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Risk factors

If we fail to effectively manage our growth and expand our operations, our business, financial condition, results of operations and prospects could be adversely affected.
Our future success depends on our ability to expand our business to address growth in demand for our products. We plan to significantly increase the production capacity of our mobile handset manufacturing plant at Huizhou City, Guangdong Province, China in the second half of 2007. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•	the need for additional funding to build manufacturing facilities or to purchase components, accessories and other raw materials, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and suppliers of components, accessories and other raw materials and manufacturing services provided by third-party manufacturers;

•	production interruption we may experience during the transitional period for moving into our new production facility;

•	the inability to obtain or delays in obtaining required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. We also need to recruit more personnel and train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers, distributors and other third parties. There is no guarantee that our management can succeed in maintaining and expanding these relationships.
If we encounter any of the risks described above, or are otherwise unable to establish or successfully operate additional production capacity or to increase manufacturing output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability, and our business, financial condition, results of operations and prospects will be adversely affected.
If we fail to accurately project market demand for our handsets, our business expansion plan may fail and our financial condition and results of operations could be materially adversely affected.
We plan to significantly increase our annual manufacturing capacity in the second half of 2007 to meet an expected increase in demand for our mobile handsets. We also decided to add production capacity for certain key components to reduce our raw materials purchasing costs and increase our ability to manufacture products with more complicated features. These decisions were based primarily on our projections of the increase of our sales volume and the growth in the size of the mobile handset market in China and in part on the number of handset orders from our distributors that we were unable to fill because of our current capacity constraints and had to outsource to third-party manufacturers. If our distributors’ orders do not reflect actual market demand for our handsets, our projections of future market demand for our products may be unreliable. If our projections are unreliable, we may suffer overcapacity problems and may have to choose among leaving capacity idle

Risk factors

or producing handsets for third parties that may have lower profit margins, which may reduce our overall profitability. Either of these choices carries risks that could materially adversely affect our financial condition and results of operations.
We may require additional capital and we may not be able to obtain it on acceptable terms or at all.
Capital requirements are difficult to plan in our rapidly growing industry. Currently, we expect that we will need capital to fund:

•	approximately $44 million to repay shareholder loans to Xing;

•	approximately $80 million to make loans or capital contributions to CECT, of which (i) approximately $60 million will be used to fund our working capital requirements in connection with our planned capacity expansion and (ii) approximately $20 million will be used to purchase equipment for our new manufacturing facility in Huizhou.
We believe that our current cash, cash flow from operations and the proceeds from this offering will be sufficient to meet our present cash needs. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of China-based mobile handset companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in the telecommunications industry;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.
Our past brand-sharing practices may result in negative publicity, significant warranty and other costs to us and may even lead to investigations or penalties by relevant PRC regulatory authorities, which could have a material adverse impact on our reputation and business.
Through the first half of 2006, we allowed other mobile handset manufacturers to use our GSM licenses to produce mobile handsets and sell these mobile handsets under our brand name. Although we exerted a certain degree of control over the manufacturing processes of these mobile handsets, we had almost no control over most other aspects of the production and sale of these handsets, including raw materials purchases. As a result, mobile handsets produced under these arrangements by the other manufacturers may not have the same quality as the products made by us and any product quality claims associated with these mobile handsets may result in adverse publicity for us and harm to our reputation in the market, which may result in a decrease in sales of our mobile handsets and materially adversely affect our financial condition and results of operations. In addition, although the sales,

Risk factors

warranty and after-sale services of these mobile handsets are the sole responsibilities of these manufacturers and some of these manufacturers have deposited quality assurance funds with us, the users of these mobile handsets may still demand warranty and after-sales services from us and the quality assurance funds may not be enough to cover these warranty costs or the costs relating to any product liability claims, especially litigation costs that may result from such claims. Industry research conducted by independent third parties based on data collected during past periods when we still engaged in brand-sharing may also include these handsets when calculating the market shares of our products and therefore, may not accurately reflect our market status.
In addition, although there are no specific laws and regulations in China governing the brand-sharing practice as described above or similar practices, MII and the State Administration of Industry and Commerce launched certain campaigns in the past aimed at stopping practices they considered inconsistent with acceptable industry practices. Should these relevant regulatory authorities decide that our past brand-sharing practices were unacceptable or contravened existing laws and regulations in China, we may become subject to investigations or penalties. Furthermore, if any new regulation prohibiting brand-sharing is promulgated with retroactive effect, our past brand-sharing practice may be subject to investigation based upon such new regulation, which may result in penalties and may have an adverse effect on us.
Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.
Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on a number of factors such as the launch of particular best-selling products in a given period, the seasonality of our mobile handset sales, the short life-cycle of any given handset model in China due to rapid technological advances, the expected migration of our production facilities to our new corporate campus, a possible deterioration of economic conditions in China and potential changes to the regulation of the mobile handset industry in China. These factors are discussed elsewhere in this prospectus. As a results, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our fixed costs and operating expenses for that quarter by a corresponding amount, which would negatively impact our operating results for that quarter relative to our operating results for other quarters.
We must develop or otherwise acquire complex, evolving technologies to use in our business and meet market demand. Our failure to develop or otherwise acquire these complex technologies, or to successfully commercialize such technologies as new advanced products that meet customer demand on a timely basis, will have a material adverse effect on our business, our ability to meet our targets and our results of operations.
To succeed in our markets and meet market demand, we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile handsets involves the commitment of significant amounts of our management’s time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies.
The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors, including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able

Risk factors

to bring them to the market in a timely manner. We may also face difficulties obtaining and providing the technologies preferred by our potential customers, or at prices acceptable to them.
In addition, our products include increasingly complex technologies developed or licensed to us by third parties. We may not be able to obtain or maintain necessary or desirable licenses or permits from third parties, with full rights needed to use them in our business, on commercially acceptable terms at such times as we may seek to use them.
We rely on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt our production and have a material adverse impact on our business.
We rely on a number of technologies licensed from third parties for manufacturing our mobile handsets. For example, we rely on Mobile Soft Technology (Nanjing) Co., Ltd. for certain software supporting wireless application protocol and multimedia messaging service functions and Huayu Ziyuan Software Technology (Beijing) Co., Ltd. for our word processing software. If some or all of such licenses are terminated, or if we fail to renew certain licenses on a timely basis, our production of mobile handsets would be disrupted and our business and financial conditions could be materially adversely affected.
We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. We have not applied for patents or registered copyrights in China for most of our inventions, original works of authorship, developments and improvements relating to the mobile handsets we produce. The actions we have taken to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. As a result, third parties may use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition and operating results.
In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation in a timely manner. Furthermore, any such litigation may be costly and may divert management attention away from our business and cause us to expend significant resources. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Risk factors

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.
Our success depends, in large part, on our ability to use and develop our technology, know-how and product designs without infringing upon the intellectual property rights of third parties.
Our products include increasingly complex technology and, as the amount of such technologies and the number of parties claiming rights continue to increase, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or by companies with which we work in cooperative research and development activities.
Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, those standards related to 3G mobile communication technologies as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and, thus, costly and time-consuming litigation over such issues may result in the future.
As we continue to market and sell our products throughout China, and as litigation becomes more common in China, we face a higher risk of becoming subject to claims for intellectual property infringement. For instance, Nokia Corporation recently brought claims against two other domestic mobile handset manufacturers in China for alleged illegal copying of product designs. While we have not, to date, become subject to these types of claims, it is possible that we may, in the future, become subject to similar intellectual property infringement claims. Regardless of whether such claims have merit or are decided in our favor, any such litigation could have a negative impact on our brand, reputation and ability to conduct our business and sell some or all of our products.
Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The validity and scope of claims relating to these patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

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•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
It may become more difficult to maintain our quality standards, and problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. Product liability claims against us could result in adverse publicity and potentially significant monetary damages.
Our operating results depend, in part, on our ability to deliver quality products on a timely and cost-effective basis. In the past, we have experienced manufacturing defects as a result of various factors, including defects in component parts and human error in assembly. As mobile handset products become technologically more complex, it may become more difficult to maintain our quality standards. If we experience deterioration in the performance or quality of any of our products, it could result in delays in shipments, cancellations of orders or customer returns and complaints, loss of goodwill, and harm to our brand and reputation. Furthermore, as a result of ongoing technological developments, our products are increasingly used together with hardware or software components that have been developed by third parties and when a problem occurs, it may be difficult to identify the source of the problem. In addition, some components, such as batteries or software applications, may not be fully compatible with our products and may not meet our and our customers’ quality, safety, security or other standards. The use by customers of our products with incompatible or otherwise substandard hardware or software components, while largely outside of our control, could result in malfunctions or defects in our handsets and result in harm to our brand. These problems may lead to a decrease in customers and revenue, harm to our brand, unexpected expenses, loss of market share, the incurrence of significant warranty and repair costs, diversion of the attention of our engineering personnel from our product development efforts, customer relation problems or loss of customers, any one of which could materially adversely affect our business.
In addition, we contract with third parties, such as EMS providers, to use their manufacturing facilities to produce our mobile handsets. We may be unable to exercise the same degree of quality control over these manufacturing facilities as we can over our own facilities. Any product quality problems associated with the products produced by these third parties may also lead to adverse publicity against us, affect our reputation and cause a decrease in sales of our mobile handsets.
As with other mobile handset producers, we are also exposed to risks associated with product liability claims if the use of the mobile handsets we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.

Risk factors

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could negatively affect our operations by leading consumers to reduce their use of mobile handsets or by causing us to allocate monetary and personnel resources to address these issues.
There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices, including mobile handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by public health authorities, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.
Although we have not been named as a defendant in any such legal proceedings and our products are designed to meet all relevant safety standards, we may become subject to such product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. Furthermore, any perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile handsets generally, and could have a negative effect on our reputation and brand as well as harm the price of our ordinary shares.
Our sales and profitability depend on the continued growth of the mobile telecommunications industry, especially in China, and if the mobile telecommunications industry does not grow as we expect or grows at a slower speed than we expect, our sales and profitability may be materially adversely affected.
We derive substantially all of our revenues from sales of mobile handsets in China. The continued development of our business depends, in large part, on continued growth in the mobile telecommunications industry, especially in China, in terms of the number of existing mobile subscribers who upgrade or replace their existing mobile handsets, the number of new subscribers and increased usage. Although China’s wireless telecommunication industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all.
Furthermore, our sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile handsets that feature those services. To a certain extent, we are dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China have plans to upgrade their networks to offer 3G wireless telecommunication services, which we believe will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. However, no timetable for issuing 3G licenses has been announced by the PRC government. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, our business and results of operations could be materially adversely affected.
These developments in our industry are, to a large extent, outside of our control and any reduced demand for wireless voice and data services, any other downturn or other adverse changes in China’s wireless telecommunication industry could severely harm our business.

Risk factors

Changes in the regulatory environment for telecommunications systems and services, especially in China, could negatively impact our business.
The telecommunications industry in China is heavily regulated and regulatory changes may affect both our customers and us. For example, changes in regulations that impose more stringent standards for the production of mobile handsets could adversely affect our business. Similarly, tariff regulations that affect the pricing of new services offered by mobile telecommunication operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of our mobile handsets. License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of mobile telecommunication network operators and service providers. The indirect impact of such changes could affect our business adversely even though the specific regulations may not directly apply to our products or us.
MII has broad discretion and authority to regulate all aspects of the telecommunication and information technology industry in China, including managing spectrum bandwidths, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations related to the electronics and telecommunication industries. MII also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services and the content of material available in China over wireless services, including Internet content. In addition, China’s telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MII sets standards with which our company is unable to comply or which would render our products uncompetitive, our ability to sell products could be severely limited, resulting in substantial harm to our operations.
Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially adversely affect our financial condition and results of operations.
We are subject to environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our products, operations and business activities. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially adversely affect our financial condition and results of operations.
We do not carry any business interruption insurance or third-party liability insurance for our manufacturing facility.
We currently have one manufacturing plant located in Huizhou City, Guangdong Province, China. Operation of a handset manufacturing plant involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. We do not carry any business interruption insurance or third-party liability insurance for our manufacturing facility to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Therefore, our existing

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insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.
The discontinuation of the preferential tax treatment currently available to our PRC subsidiary, CECT, could materially adversely affect our results of operations.
Our primary PRC operating subsidiary, CECT, is subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. Under this law and its related regulations, CECT, as a foreign-invested enterprise, is generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007, and 25% from January 1, 2008 under the new tax law described below. However, as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing, CECT enjoys preferential tax treatment. In particular, CECT was exempted from enterprise income tax from May 22, 2000 to December 31, 2002 and was entitled to preferential enterprise income tax rates of 7.5% from January 1, 2003 to December 31, 2005 and 15% after December 31, 2005. Under current PRC tax laws, CECT will continue to be entitled to the preferential 15% enterprise income tax rate so long as it maintains its status as a high-tech enterprise in the Zhongguancun Science Park.
However, we cannot assure you that CECT will not lose its high-tech enterprise status, and even if CECT successfully maintains its high-tech enterprise status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules or regulations. If that were to occur, CECT would be subject to a 33% standard enterprise income tax rate under the current tax laws through 2007, and up to a 25% rate from January 1, 2008 under the new tax law described below, which would significantly increase our effective tax rate and materially adversely affect our operating results.
In addition, on March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as CECT, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a qualifying high-technology enterprise, it will continue to benefit from a preferential tax rate of 15%, subject to any transitional period rules implemented starting from January 1, 2008. Otherwise, CECT’s applicable tax rate may gradually increase from its existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.

Risk factors

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services. We may also have difficulty attracting and retaining qualified management and research and development personnel.
Our future success depends substantially on the continued services of our key personnel. In particular, we are highly dependent on Mr. Zhi Yang Wu, our chairman, and Dr. David Li, our chief executive officer. We rely on their experience in the mobile handset manufacturing industry, similar business operations and sales and marketing and on their relationships with our shareholders, customers and suppliers. If we lose the services of one or more of these key personnel, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers, which could severely disrupt our business and growth. We do not maintain key-man life insurance for any of our key personnel. If one or more of our key personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all.
In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our customers. We have entered into employment agreements with each of these key personnel, which contain confidentiality and non-competition provisions. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “—Risks related to doing business in China— Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
Competition for management and research and development personnel in the mobile handset market in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other mobile handset manufacturers, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.
Fluctuations in exchange rates could adversely affect our business.
Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue after this offering that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that

Risk factors

in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
We adopted our 2007 equity incentive plan for our employees in March 2007. As a result of the issuance of options under this plan, we expect to incur share-based compensation expenses in future periods. We have adopted Statement of Financial Accounting Standard No. 123-R for the accounting treatment of our share-based compensation. We account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plan. However, our equity incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel.
We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We may become a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. We must make a separate determination each year as to whether we are a passive foreign investment company.
Specifically, we may become a passive foreign investment company if at least 50% of the average quarterly value of our assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
In applying the asset test described above, the value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is generally measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a passive foreign investment company for such taxable year. Accordingly, fluctuations in the market price of our ordinary shares may result in us being a passive foreign investment company for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.
If we are a passive foreign investment company for any taxable year, dividends paid by us will not be eligible for the reduced rate of taxation applicable to non-corporate holders, including individuals.

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Additionally, you would be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge.
For a detailed discussion of the passive foreign investment company rules, see “Taxation— U.S. federal income taxation— Passive foreign investment company.” We urge investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
Our independent registered public accounting firm, in the course of auditing our consolidated financial statements, noted several material weaknesses and significant deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ordinary shares may be adversely impacted if we or our independent registered public accounting firm are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must attest to and report on our management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to our management’s assessment or may issue an adverse or qualified opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with their audits of our consolidated financial statements, our auditors, an independent registered public accounting firm, identified and communicated to us several material weaknesses and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board that could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The main material weakness identified by our independent auditors primarily related to a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements. This material weakness resulted in material misstatements in our consolidated financial statements that were not initially detected through our internal control over financial reporting, but were identified by our independent auditors. This material weakness also contributed to the following individual material weaknesses: (1) ineffective controls over

Risk factors

the accounting for the acquisition of our initial 65% equity interest in CECT in 2003 and the additional 25% equity interest from the minority shareholder in 2005, (2) ineffective controls over the completeness, accuracy and presentation and disclosure of our revenue from technical services and the sale of co-operative products, and (3) ineffective controls over the accuracy and presentation and disclosure of deferred taxes.
In order to remedy these deficiencies, we have adopted several measures to improve our internal control over financial reporting. We recruited a qualified chief financial officer in September 2006 to strengthen our financial reporting function. We are also updating our existing PRC GAAP accounting manual to incorporate U.S. GAAP accounting requirements that are relevant to us, which is expected to be completed in the second quarter of 2007. In addition, we provide on-going training to our accounting personnel to improve their U.S. GAAP accounting knowledge. We intend to set up an internal audit department and/or engage an independent professional firm to perform periodic audits of our operations and internal controls. We are currently evaluating the relevant proposals and expect to make formal decisions regarding internal audit before the end of the second quarter of 2007. We also engaged an independent registered public accounting firm other than our auditors to advise us on the push-down accounting adjustments for the preparation of our 2006 consolidated financial statements. We plan to engage external experts in the future as necessary when complex accounting issues arise. We will continue to implement measures to remedy these significant deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
Compliance with new rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ordinary shares to decrease.
In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt new corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members, and imposes increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the New York Stock Exchange has adopted additional comprehensive rules and regulations relating to corporate governance. We expect these new laws, rules and regulations will increase the scope, complexity and cost of our corporate governance and future reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. It has also become more difficult and more expensive for companies such as ours to obtain director and officer liability insurance, and we may be required to accept reduced coverage and to incur substantially higher costs to obtain coverage. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to

Risk factors

comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ordinary shares to decrease or even result in the delisting of our ordinary shares from the New York Stock Exchange.
RISKS RELATED TO OUR RELATIONSHIP WITH XING
Our parent company has substantial control over us, and one of the existing shareholders of our parent company has substantial control over our parent company and us. The interests of our parent company and its controlling shareholder/shareholders may not be aligned with the interests of our other shareholders.
Our parent company, Xing, a public company listed on the Nasdaq Global Market, currently owns 100% of our outstanding share capital and will own approximately 56.6% of our outstanding share capital upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares from us. Accordingly, Xing, as our controlling shareholder, has substantial control over our business, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, and members of his family beneficially owned or controlled approximately 26.7% of the outstanding shares of Xing as of December 31, 2006. Accordingly, Mr. Wu, who has a controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval at our parent company, also has substantial control over our business.
Without the consents of Xing, Mr. Wu and the other shareholders of Xing, we could be prevented from entering into transactions that could be beneficial to us. The interests of Xing, Mr. Wu and the other shareholders of Xing may differ from the interests of our other shareholders. Xing, Mr. Wu and the other shareholders of Xing may take actions that could have a material adverse impact on us, such as influencing the way we allocate our resources, restricting our entry into certain kinds of businesses and preventing us from pursuing certain business opportunities that may be beneficial and profitable to us and our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ordinary shares in this offering.
As a “controlled company,” we are exempt from certain New York Stock Exchange, or NYSE, corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.
We are a “controlled company” as defined under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	our compensation committee must be composed entirely of independent directors; and

•	our nomination committee must be composed entirely of independent directors.
Relying on this exemption, Mr. Zhi Yang Wu, who does not satisfy the “independence” requirements of Section 303A of the NYSE Manual, serves as a member of our nominating and corporate governance committee and compensation committee.

Risk factors

We may face competition from our parent company or the other subsidiaries of our parent company or companies established by Mr. Rui Lin Wu or his family members, and may not be able to compete successfully against these related parties.
Our parent company, Xing, which currently owns 100% of our outstanding share capital and will own approximately 56.6% of our outstanding share capital following this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares from us, specializes in making mobile handsets and indoor phones. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice-chairman, owns a 24.4% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of December 31, 2006. Our parent company operates mainly through two indirect subsidiaries, CECT and Huizhou Qiao Xing Communication Industry Ltd., or Huizhou Qiao Xing. Huizhou Qiao Xing currently designs and manufactures COSUN-branded economy mobile handsets for the PRC market. In connection with this offering, we will enter into a non-competition arrangement with Xing, Huizhou Qiao Xing and Mr. Rui Lin Wu that restricts the ability of Xing, Huizhou Qiao Xing, Mr. Wu and the family members of Mr. Wu to compete with us and provides us with preferential treatment over new business opportunities in the mobile handset industry. This arrangement will also prohibit Xing and Mr. Rui Lin Wu from using knowledge of our business and strategy to our detriment. See “Related party transactions— Non-competition arrangement.” However, we cannot assure you that this arrangement will protect our interests effectively or eliminate all potential competition between us and Xing, Huizhou Qiao Xing or companies established by Mr. Rui Lin Wu or his family members. If such competition does occur, we may not be able to compete effectively with them. In addition, this non-competition arrangement may not be followed by all of the parties thereto and may not be fully enforceable when a dispute arises. If any of the above occurs, we may lose our market share and our business may be materially adversely affected.
Because we and Xing have different management, finance teams and audit committees, it is possible that they may apply accounting policies differently under U.S. GAAP, or make different decisions on accounting matters or estimates that require judgment. This could result in significant differences between the financial information presented by Xing and that presented by us.
As a consolidated subsidiary of Xing, our financial results are to a large extent reflected in the financial results of Xing. Because we and Xing have different management, finance teams and audit committees, it is possible that they may apply accounting policies differently under U.S. GAAP, or make different decisions on accounting matters or estimates that require judgment. If such differences occur, especially if the differences relate to accounting policies and judgments that are critical to an understanding of our financial statements, it may raise doubt or uncertainty among investors about the accuracy of our financial information and the reliability of our financial reporting system, which may have an adverse impact on the market price of our ordinary shares.
RISKS RELATED TO DOING BUSINESS IN CHINA
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially adversely affect our competitive position.
We conduct substantially all of our operations and generate most of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected

Risk factors

significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.
While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over the telecommunications industry, capital investments or changes in tax regulations that are applicable to us.
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for our products.
Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of mobile communications investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, any adverse change in the PRC government’s policies towards the mobile communications industry may have a material adverse effect on our business.
Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.
We conduct substantially all of our business through our operating subsidiary in the PRC, CECT, which is a foreign-invested enterprise in China. CECT is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Risk factors

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund and conduct our business.
We are a holding company and conduct substantially all of our business through our operating subsidiary, CECT, which is a limited liability company established in China. We rely on dividends paid by CECT for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends by CECT to us only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. CECT is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, CECT is required to allocate a portion of its after-tax profit to its enterprise expansion fund and the staff welfare and bonus fund at the discretion of its board of directors. Moreover, if CECT incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of CECT to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund or conduct our business.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Most of our revenues and expenses are denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, CECT may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
Foreign exchange transactions by CECT under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if CECT borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance CECT by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect the ability of CECT to obtain foreign exchange through debt or equity financing.

Risk factors

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, if applied to us, may subject the PRC resident shareholders of us or our parent company to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.
In October 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Based on the advice of our PRC counsel, King & Wood, and after consultation with relevant SAFE officials, we believe the PRC resident shareholders of our parent company, Xing, were required to complete their respective SAFE registrations pursuant to the SAFE notice. Since Xing’s PRC resident shareholders did not complete their SAFE registrations before March 31, 2006, the local SAFE branch will not accept their applications for SAFE registration until the detailed rules concerning the penalties for those who failed to make their SAFE registrations before March 31, 2006 are implemented. However, we believe the likely penalties for failure to complete the SAFE registration will be nominal and there should be no other legal obstacles for Xing’s PRC resident shareholders to complete or amend their respective SAFE registrations with respect to Xing. Moreover, because of uncertainty over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our or our parent company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Risk factors

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.
On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the opinion of our PRC legal counsel, King & Wood, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC will not require us to obtain their approval for this offering given the fact that our current corporate structure resulted primarily from a series of acquisitions of equity interests in CECT from unrelated parties for the purpose of increasing our handset manufacturing capacity, and that the acquisition of all of these equity interests was legally completed before the new regulation became effective. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by CECT to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us.
We face risks related to health epidemics and other outbreaks.
Adverse public health epidemics or pandemics could disrupt business and the economies of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of avian influenza. We are unable to predict the effect, if any, that avian influenza may have on our business. In particular, any future outbreak of SARS, avian influenza or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporarily close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risk factors

RISKS RELATED TO THIS OFFERING
There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.
Prior to this offering, there has been no public market for our ordinary shares. If an active public market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be materially adversely affected. Moreover, the initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and the price at which our ordinary shares trade after this offering may decline below the initial public offering price. As a result, investors in our ordinary shares may experience a decrease in the value of their shares regardless of our operating performance or prospects.
The market price for our ordinary shares may be highly volatile.
The market price for our ordinary shares may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding intellectual property infringement litigation involving us or other mobile handset manufacturers or the issuance of patents to us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other mobile handset companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.
In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late February 2007 the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares. In particular, changes in the market price of the shares of our parent company, Xing, may result in changes to the market price of our ordinary shares, even if the underlying reasons for the changes in the share price of Xing do not directly relate to our business. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares.
As the initial public offering price of our ordinary shares is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
If you purchase ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by our existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $7.22 per share (assuming no exercise by the

Risk factors

underwriters of their option to purchase additional shares), representing the difference between our net tangible book value per share as of December 31, 2006, after giving effect to this offering and an initial public offering price of $12.00 per share (the mid-point of the estimated initial public offering price range set forth on the front cover of this preliminary prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per share basis that is less than the initial public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.
Substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.
Sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon completion of this offering, we will have 52,500,000 ordinary shares outstanding, or 55,000,000 ordinary shares outstanding if the underwriters exercise their option to purchase additional shares in full. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into with us, the underwriters and our shareholders as further described under “Underwriting” and “Shares eligible for future sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the later of (i) the first anniversary of the grant date and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.
We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

Risk factors

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you may be unable to participate in such offerings and may experience dilution in your holdings.
We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our ordinary shares. The net proceeds may also be placed in investments that do not produce income or that lose value.
We intend to use a significant portion of the net proceeds of this offering to make loans or capital contributions to our PRC subsidiary, CECT, to fund our business in China. Such loans and capital contributions are subject to governmental approvals or registration, however, and we may not be able to obtain such approvals in a timely manner or at all. If we are unable to make such loans and capital contributions in a timely manner, or at all, our business, financial condition and results of operations could be materially adversely affected.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the British Virgin Islands and China, see “Enforcement of civil liabilities.”
Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a British Virgin Islands

Risk factors

company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States.
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, or the sale of any assets, property, part of the business, or securities of the company. Our ability to amend our memorandum and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Forward-looking statements
This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Recent developments,” “Management’s discussion and analysis of financial condition and results of operations” and “Our business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the market for mobile handsets;

•	our expectations regarding the continued growth of the mobile communications industry;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our mobile handset products;

•	our expectations regarding the expansion of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of mobile handsets.
This prospectus also contains data related to the mobile communications industry worldwide and in China. These market data, including market data from Gartner and International Data Corporation, leading market research firms, include projections that are based on a number of assumptions. The mobile communications market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the rapidly changing nature of the mobile communications market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $133.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $12.00 per share, the mid-point of the estimated initial public offering price range as set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $11.5 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional shares and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.
We intend to use the net proceeds we will receive from this offering primarily for the following purposes:

•	approximately $44 million to repay shareholder loans to Xing. The shareholder loans from Xing were unsecured, non-interest bearing and had no fixed repayment terms. $38.0 million of such loans were incurred in 2006, of which $18.8 million was used as a capital injection into CECT in July 2006 and the balance was loaned to us for working capital purposes; and

•	approximately $80 million to make loans or capital contributions to CECT, of which (i) approximately $60 million will be used to fund our working capital requirements in connection with our planned capacity expansion and (ii) approximately $20 million will be used to purchase equipment for our new manufacturing facility in Huizhou.
We intend to use the remaining net proceeds for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. We do not currently have any agreements or understandings with third parties to make any material acquisitions of, or investments in, other businesses.
Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments.
We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Dividend policy
We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization
The following table sets forth our capitalization, as of December 31, 2006:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to the issuance and sale of 12,500,000 ordinary shares we are offering at an assumed initial public offering price of $12.00 per share, the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
You should read this table together with “Selected consolidated financial and operating data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2006

	Actual		As Adjusted

	RMB	$	RMB	$
	(in thousands)
Shareholders’ equity— ordinary shares par value $0.00025 per share, 200,000,000 shares authorized(1); 40,000,000 shares issued and outstanding, and 52,500,000 shares issued and outstanding on an as-adjusted basis	83	11	109	14
Additional paid-in capital	1,059,690	135,786	2,104,319	269,643
Accumulated deficit	(19,485)	(2,497)	(19,485)	(2,497)
Total capitalization	1,040,288	133,300	2,084,943	267,160

(1)	The change in par value from $0.00025 per share (after giving effect to the 40-for-one share split that became effective on April 13, 2007) to non par value and the change in authorized shares from 5,000,000 shares to unlimited issues effected in January 2007 are not reflected in the above table.
A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $11.5 million.

Dilution
If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of December 31, 2006 was approximately RMB919.1 million ($117.8 million), or RMB22.98 ($2.94) per ordinary share as of that date. Net tangible book value represents our total consolidated tangible assets of RMB2,126.4 million ($272.5 million), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Without taking into account any other changes in net tangible book value after December 31, 2006, other than to give effect to our sale of the ordinary shares offered in this offering at the estimated initial public offering price of $12.00 per share after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2006 would have been RMB1,959.7 million ($251.1 million), or RMB37.33 ($4.78) per outstanding ordinary share. This represents an immediate increase in net tangible book value of $1.84 per ordinary share, to the existing shareholders and an immediate dilution in net tangible book value of $7.22 per ordinary share, to investors purchasing shares in this offering.
The following table illustrates such dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share	$12.00
Net tangible book value per ordinary share as of December 31, 2006	$2.94
Increase in net tangible book value per ordinary share attributable to this offering	$1.84
Adjusted net tangible book value per ordinary share after giving effect to the additional proceeds we will receive from this offering	$4.78
Dilution in net tangible book value per ordinary share to new investors in this offering	$7.22
A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our adjusted net tangible book value after giving effect to the offering by RMB89.5 million ($11.5 million), the adjusted net tangible book value per ordinary share after giving effect to this offering by RMB1.70 ($0.22) per ordinary share and the dilution in adjusted net tangible book value per ordinary share to new investors in this offering by RMB6.10 ($0.78) per ordinary share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on an as adjusted basis, as of December 31, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the option to purchase additional shares granted to the underwriters.

	Ordinary Shares
	Purchased		Total Consideration
					Average Price Per
	Number	Percent	Amount	Percent	Ordinary Share
	(in thousands, except for percentages and per share data)

Existing shareholders	40,000	76.2%	$39,965	21.0%	$1.00
New investors	12,500	23.8%	$150,000	79.0%	$12.00

Total	52,500	100.0%	$189,965	100.0%	$3.62

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per share paid by all shareholders by $12.5 million, $12.5 million and $0.24, respectively, assuming no change in the number of shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Exchange rate information
The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar noon buying rate

	Period end	Average(1)	Low	High

2001	8.2766	8.2772	8.2709	8.2786
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006
October	7.8785	7.9018	7.8728	7.9168
November	7.8340	7.8622	7.8303	7.8750
December	7.8041	7.8219	7.8041	7.8350
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April (through April 13, 2007)	7.7222	7.7278	7.7222	7.7345

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
On April 13, 2007, the noon buying rate was RMB7.7222 to $1.00.
We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 29, 2006, which was RMB7.8041 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.
The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per $1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in a more than 7.2% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Selected consolidated financial and operating data
The following selected consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006, and our consolidated balance sheet data as of December 31, 2004 and 2005, November 30, 2006, and December 31, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. Our selected consolidated statement of operations data and consolidated cash flow data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from the consolidated financial statements of our predecessor company, CECT, which were audited by auditors other than our independent auditor, and are not included in this prospectus. Our selected consolidated statement of operations data and consolidated cash flow data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
Due to the impact of push-down accounting adjustments resulting from our parent company’s purchase of the remaining 20% equity interest in our company, as more fully described in “Management’s discussion and analysis of financial condition and results of operations — Financial impact of our corporate history,” our 2006 consolidated financial data are presented by two separate periods: (1) the “old basis” period from January 1, 2006 through November 30, 2006 and (2) the “new basis” period from November 30, 2006 through December 31, 2006.

	For the year ended December 31,

					2006

Consolidated statement of					January 1 to		November 30 to
operations data	2002	2003(1)	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(predecessor)			(old basis)
							(new basis)
	(amounts in thousands, except per share data)
Revenues	825,012	1,602,807	1,414,265	1,864,125	2,281,198	292,308	256,013	32,805
Gross profit	26,295	183,750	168,751	337,747	437,871	56,108	37,131	4,758
In-process research and development	—	(35,263)	—	—	—	—	(41,739)	(5,348)
Amortization of intangible assets	—	(31,361)	(11,880)	(11,880)	(10,890)	(1,395)	(4,288)	(549)
Operating (loss) income	(97,821)	23,295	100,367	273,890	379,917	48,682	(13,934)	(1,785)
Interest expense	(6,144)	(11,752)	(21,719)	(32,332)	(27,115)	(3,474)	(2,213)	(284)
Dilution gain on investment in an affiliate	10,935	—	—	—	—	—	—	—
Gain on disposal of a subsidiary	—	—	—	10,307	—	—	—	—
Gain on disposal of an investment in affiliate	—	—	10,721	—	—	—	—	—
(Loss) income before income tax expense, minority interests, equity in earnings of affiliate and extraordinary items	(81,883)	16,442	91,283	251,518	371,607	47,617	(13,435)	(1,721)
Income tax expense	—	(5,008)	(7,533)	(16,719)	(55,991)	(7,175)	(4,251)	(545)
Minority interests	(2,556)	(29,265)	(43,520)	(52,349)	(27,260)	(3,493)	(1,799)	(231)
Equity in (losses) earnings of affiliate	(8,004)	6,920	1,681	—	—	—	—	—
(Loss) income before extraordinary items	(92,443)	(10,911)	41,911	182,450	288,356	36,949	(19,485)	(2,497)
Extraordinary items—gains on acquisitions of additional equity interests in CECT — net of nil tax	—	—	—	48,157	17,796	2,281	—	—
Net (loss) income(2)	(92,443)	(10,911)	41,911	230,607	306,152	39,230	(19,485)	(2,497)
Basic and diluted (loss) earnings per share before extraordinary items(3)	—	(0.27)	1.05	4.56	7.21	0.92	(0.49)	(0.06)
Basic and diluted (loss) earnings per share(2)(3)	—	(0.27)	1.05	5.77	7.65	0.98	(0.49)	(0.06)
Weighted average number of shares outstanding	—	40,000	40,000	40,000	40,000	40,000	40,000	40,000

Selected consolidated financial and operating data

	As of

Consolidated	December 31,
balance sheet					November 30,	December 31,
data	2002	2003(1)	2004	2005	2006	2006

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
	(predecessor)
		(old Basis)				(new Basis)
		(amounts in thousands)
Cash	238,090	112,502	81,741	379,377	713,099	762,086	97,652
Accounts receivable, net	981	213,616	382,051	533,035	427,420	564,618	72,349
Prepayments	197,102	303,401	253,445	250,716	182,280	268,084	34,352
Total current assets	879,552	831,990	1,228,800	1,678,800	1,684,197	1,893,910	242,681
Total assets	971,355	1,118,762	1,452,774	1,798,408	1,985,147	2,336,152	299,349
Short-term borrowings	200,000	323,550	638,068	639,972	610,314	602,790	77,240
Accounts payable	33,939	114,329	214,204	312,806	177,609	165,326	21,185
Total current liabilities	752,990	700,852	954,089	1,156,072	1,026,702	1,207,228	154,692
Total liabilities	758,281	718,111	966,692	1,161,491	1,030,413	1,218,968	156,196
Total shareholders’ equity	212,383	297,445	339,356	569,963	879,637	1,040,288	133,300

	For the year ended December 31,

					2006

					January 1 to		November 30 to
Consolidated cash flow data	2002	2003(1)	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(predecessor)
		(old Basis)					(new Basis)
		(amounts in thousands)
Net cash provided by (used in) operating activities	29,255	(298,098)	(13,426)	110,970	513,378	65,783	(215,111)	(27,564)
Net cash (used in) provided by investing activities	(137,475)	(10,441)	(43,455)	18,386	(249,317)	(31,947)	63,431	8,128
Net cash provided by financing activities	98,646	421,026	26,120	168,413	69,661	8,926	200,667	25,713

	For the year ended December 31,

Other Selected Operating Data(4)	2002	2003	2004	2005	2006

Mobile handsets shipped (in thousands of units)	690	1,210	1,353	1,730	2,262
Average mobile handset selling price (RMB)(5)	1,195	1,299	1,011	1,012	1,094

(1)	Includes the operating results and cash flow data of CECT from the date of our acquisition of 65% of CECT on February 8, 2003 under the purchase method of accounting. Before such acquisition, we were a holding company incorporated in the British Virgin Islands with no significant operations. As a result, we consider CECT to be our predecessor company. Therefore, as this information does not reflect the full-year results for CECT, it may not be comparable to the operating results and cash flow data of CECT for the year ended December 31, 2002 or our operating results and cash flow data for the year ended December 31, 2004 or subsequent years. Separate selected financial data of CECT for the period from January 1, 2003 to February 7, 2003 have not been presented as we believe such additional data is not significant in order for investors to understand our results of operations.

(2)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Management’s discussion and analysis of financial condition and results of operations— Taxation” and note 18 to our audited consolidated financial statements

Selected consolidated financial and operating data

included elsewhere in this prospectus. Without the tax holidays, our net (loss) income and basic and diluted (loss) earnings per share for the following periods would have been as follows:

	For the year ended December 31,

					2006

					January 1 to		November 30 to
	2002	2003(1)	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(predecessor)
		(old basis)					(new basis)
	(amounts in thousands, except per share data)
Net (loss) income	(92,443)	(12,834)	30,778	206,590	305,005	39,083	(19,486)	(2,497)
Basic and diluted (loss) earnings per share(3)	—	(0.32)	0.77	5.16	7.63	0.98	(0.49)	(0.06)

(3)	Basic and diluted (loss) earnings per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. See note 28(c) to our consolidated financial statements.

(4)	Other selected operating data is derived from our operating records and, for the period from January 1, 2002 to February 7, 2003, the operating records of CECT.

(5)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

Recent developments
Although our operating results for the three months ended March 31, 2007 are not yet final, we estimate that they will include the following:

•	revenues ranging from approximately RMB700.0 million ($89.7 million) to RMB720.0 million ($92.3 million); and

•	gross profit ranging from approximately RMB161.0 million ($20.6 million) to RMB166.0 million ($21.3 million).
In the three months ended March 31, 2007, we sold an aggregate of approximately 750,000 handsets at an average selling price of RMB945 ($121.1) per unit. The average selling price in the three months ended March 31, 2007 was lower than in 2006 mainly because we sold a significant quantity of our lower-end but higher-margin C1000 handsets in this quarter. Our gross profit margin was approximately 23.0% in this quarter as compared to approximately 18.7% in 2006. This relatively high gross profit margin primarily resulted from sales of significant quantities of our higher-margin handset products during this period. In particular, we sold approximately 198,000 units of our C1000 and 65,000 units of our IP1000 handsets in this period.
Our estimated revenues and gross profit for the three months ended March 31, 2007 are based upon our management accounts. These estimated results are subject to change and our actual results could differ significantly. For example, our determination of cost of goods sold requires us to make decisions regarding various manufacturing cost and overhead allocations and other related determinations. For additional information regarding the various risks and uncertainties inherent in projections of this type, see “Forward-looking statements.” Our results for the three months ended March 31, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

Management’s discussion and analysis of financial condition and results of operations
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk factors” beginning on page 11 of this prospectus.
Unless otherwise indicated, the 2006 full-year financial data set forth in this section are sums of the data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. The latter period reflects push-down accounting resulting from the purchase by our parent company of the remaining 20% equity interest in our company on November 30, 2006. See “—Financial impact of our corporate history.” Although the presentation of the combined full year financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
OVERVIEW
We are one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We develop, produce and market a wide range of mobile handsets, with increasing focus on higher-end and differentiated products that generally have higher profit margins. We sell our products primarily to our national and provincial distributors, which resell our products to end customers in mainland China through their own distribution networks principally composed of local distributors and retail outlets. All of our products are currently sold under the “CECT” brand name.
In 2006, 42.8% of our total handset revenue was derived from sale of handsets produced at our Huizhou facility, 56.3% from those produced through EMS arrangements and 0.9% from those sourced from original design manufacturers, or ODMs. Prior to 2004, the substantial majority of our revenue was derived from selling handset products sourced from ODMs under the “CECT” brand name. Over the last two years, we have gradually increased our in-house design and manufacturing capabilities. As our new facility in Huizhou is expected to become operational in the second half of 2007, we plan to further increase the sales volume of self-manufactured products as a percentage of total unit sales volume.
We sold approximately 1.35 million, 1.73 million and 2.26 million mobile handsets in 2004, 2005 and 2006, respectively. Our revenue increased by 31.8% from RMB1,414.3 million in 2004 to RMB1,864.1 million in 2005, and by an additional 36.1% to RMB2,537.2 million ($325.1 million) in 2006. Our net income before extraordinary items increased by RMB140.6 million from RMB41.9 million in 2004 to RMB182.5 million in 2005, and by an additional RMB86.4 million to RMB268.9 million ($34.5 million) in 2006. Our net income increased by RMB188.7 million from RMB41.9 million in 2004 to RMB230.6 million in 2005, and by an additional RMB56.1 million to RMB286.7 million ($36.7 million) in 2006.

Management’s discussion and analysis of financial condition and results of operations

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE
We believe the most significant factors affecting our financial performance are:

•	Industry growth;

•	Competition and market position;

•	Product offerings and pricing;

•	Cost management; and

•	Working capital management.
Industry growth
In recent years, China’s mobile handset market has experienced rapid growth and development. According to Gartner Dataquest (Forecast: Mobile Services, North America, 2001-2010 (March 2006) and Forecast: Mobile Services, Asia/ Pacific, 2001-2010 (April 2006)), China has been the world’s largest wireless telecommunication market in terms of subscribers since 2001. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future. From the end of 2005 to the end of 2006, based on MII data, the number of wireless telecommunication subscribers in China grew from approximately 393 million to 461 million. In addition, according to Gartner, in 2005, mobile handset sales to end users in China were 89.9 million units, representing approximately 11% of global mobile handset sales. This figure is expected to grow at a compound annual growth rate of 18.5% through 2010, compared to the expected worldwide growth rate of 9.2% for the same period.
Moreover, China’s mobile telecommunication operators are planning to upgrade their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The PRC government is conducting tests of internationally recognized standards for 3G wireless telecommunication services as a preliminary step before issuing 3G telecommunication operator licenses, although no timetable for issuing 3G licenses has been announced by the PRC government. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China. According to International Data Corporation estimates, there will be more than 62 million 3G subscribers in China by 2010.
Although the mobile phone penetration rate in China, according to MII data, was 35% at the end of 2006, this rate is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
Competition and market position
While China’s mobile handset market is expected to grow significantly, competition is intense. The market has become highly fragmented in recent years as an increasing number of handset producers

Management’s discussion and analysis of financial condition and results of operations have entered the market. Based on MII data, there are currently over 60 mobile handset manufacturers in China.
We face significant competition from domestic and multinational mobile handset producers. A small number of multinational players have gained significant market share in China based on greater brand name recognition among Chinese consumers. In addition, competition from domestic handset makers has intensified in recent years.
We focus on developing and marketing differentiated products for the Chinese handset market. By leveraging our in-house research and development capabilities and operational cost advantages, we have been able to offer consumers handsets with more attractive features at relatively lower prices. This strategy has allowed us to maintain our market position while avoiding direct competition with mass market competitive products.
Product offerings and pricing
The mobile handset market in China, as well as globally, is characterized by rapidly changing technical standards and increasing demand for handsets with more functions and personalized features and shortening product life cycles. Pricing of mobile handsets depends principally on manufacturing costs, overall market demand, competition and, increasingly, costs associated with licensing fees, royalties and other payments for technology improvements. Increased economies of scale, technology advancements, and intensified market competition among material and component suppliers have led to significant reductions in handset prices. The selling price and corresponding profit margin for a particular mobile handset model typically declines over time as it reaches maturity in the product life cycle. The product life cycle for our most successful handsets has been approximately 12 to 15 months and four to six months for other handset products.
Our success depends on our ability to satisfy market demand by continually and successfully introducing new product offerings tailored towards local consumers and changing trends. Historically, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by successfully introducing popular new products with increased features and designs. For example, we rolled out our T868 series handsets with ultra-small design and a handwriting recognition function at the end of 2004. The T868 series was our best selling product in 2005 and generated high profit margins during most of its economic life cycle. As our competitors introduced similar new products, we experienced decreased pricing, margins and sales volume for this model. In response, we developed and introduced several high-end multimedia products in 2005, which generated higher profit margins. Similarly, in 2006, we rolled out our ultra-long standby products in anticipation of changing market demands. Our ability to continually introduce new product offerings with attractive features has allowed us to achieve higher average selling prices and consistently achieve relatively higher profit margins.
We also expect to continue to incur costs to license third-party technologies used in our products, as well as for royalties and other fees we may be required to pay in order to use 3G or other technologies used in our handset products.
Cost management
Our cost of goods sold per unit decreased from RMB920.8 in 2004 to RMB882.3 in 2005. The purchase prices for materials and components used in handset production have declined significantly in recent years due to technology advancements and intense competition in those industry sectors. However, as a result of our increasing concentration on producing higher-end and differentiated products, such as our A1000 and IP1000 models that use more expensive components, our cost of goods sold per unit increased from RMB882.3 in 2005 to RMB911.7 ($116.8) in 2006.

Management’s discussion and analysis of financial condition and results of operations

We have adopted various measures to control our development and production costs, including utilizing locally sourced raw materials and components, focusing on in-house design and manufacturing and utilizing a limited number of core handset platform designs for developing and producing a wide range of products with varying features. We also achieved greater economies of scale by significantly increasing our total sales without corresponding increases in operating expenses such as selling and distribution expenses, and general and administrative expenses.
Working capital management
We believe our success also depends on our ability to effectively manage our inventory levels, trade-related receivables and payables and other working capital needs. We communicate regularly with our distributors to collect timely feedback from end users and through other channels regarding demand for particular products and project our production volumes and inventory levels based on our analysis of this feedback. As a result, this careful monitoring helps us better manage our working capital requirements. However, we depend on timely and accurate market feedback and a good relationship with our distributors to achieve these added efficiencies. Any failure to obtain timely and accurate market feedback or to correctly estimate demand for our products could result in lost sales opportunities, potential inventory related charges or reduced sales prices and gross margins for our products. We also closely monitor the level of trade-related receivables and payables to effectively anticipate and manage working capital needs.
FINANCIAL IMPACT OF OUR CORPORATE HISTORY
We are a British Virgin Islands holding company and, prior to this offering, a wholly owned subsidiary of Xing, and our principal operating subsidiary in China is CECT. Our current operations were acquired through a series of transactions. The following sets forth the most significant of these transactions and the income statement items that were affected:

•	In 2003, we acquired a 65.0% equity interest in CECT for RMB312.8 million in cash and the issuance of one million shares of Xing’s common stock valued at approximately RMB13.2 million. This transaction resulted in an initial in-process research and development charge and amortization charges related to the intangible assets acquired in the transaction.

•	In 2004, CECT disposed of its 40.0% equity interest in CEC Mobile Co., Ltd., or CECM, for cash consideration of RMB72.0 million, resulting in a gain on disposal of RMB10.7 million. After the disposal, CECT continues to hold a 10% equity interest in CECM.

•	In 2005, we acquired an additional 25.0% equity interest in CECT for aggregate consideration of RMB75.0 million, including, among other components, the transfer of a 90.0% equity interest in Beijing Jinxin Hengtong Technology Company Limited, or BJHTCL, and a 3.9% equity interest in China Electronics Financial Co., Ltd., both of which were originally held through CECT. This transaction resulted in an extraordinary gain of RMB48.2 million on the acquisition of additional equity interest in CECT and a gain of RMB10.3 million on the disposal of BJHTCL.

•	In July 2006, we made an additional capital contribution of $18.8 million (equivalent to RMB149.6 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.4% to 93.4%. The transaction resulted in an extraordinary gain of RMB17.8 million ($2.3 million).
In addition, on November 30, 2006, Xing obtained 100% ownership of our company when it completed its acquisition of the remaining 20% equity interest in our company from Galbo Enterprise Limited. As more fully described in note 2(a) and note 12 to our audited consolidated financial statements included elsewhere in this prospectus, this acquisition by Xing established a new basis of

Management’s discussion and analysis of financial condition and results of operations accounting that resulted from the “push-down” of Xing’s basis of our underlying assets and liabilities, effective November 30, 2006. The effects of the push-down accounting adjustments include the following:

•	Fair value adjustments to the extent of Xing’s additional 20% acquired interest relating to inventories (RMB1.1 million), property, machinery and equipment (RMB1.5 million) and intangible assets (RMB55.2 million), and the related adjustments to deferred taxes;

•	A net adjustment to historical goodwill of RMB89.4 million; and

•	An in-process research and development charge of RMB41.7 million, representing Xing’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006.
We present all financial data in the “old basis” period based on the historical carrying amounts of our assets and liabilities. In 2006, we had net income of RMB306.2 million ($39.2 million) during the “old basis” period and a net loss of RMB19.5 million ($2.5 million) during the “new basis” period. The loss in the “new basis” period resulted mainly from the push-down of in-process research and development charge of RMB41.7 million ($5.3 million) and an increase in amortization of intangible assets of RMB3.3 million ($0.4 million).
We are currently building a new manufacturing facility and plan to move our production to our new facility in the second half of 2007. We plan to continue to utilize our existing Huizhou facility until our migration to the new facility is completed so as to avoid disruption to our manufacturing activities. We may also continue to utilize all or a portion of the existing Huizhou facility thereafter depending on our expectations of future handset demand. However, in the event that we decide to close down the existing Huizhou facility, we do not expect it would have any significant impact on the realizability of our property, plant and equipment since most of our equipment is moveable property.
Our business has grown and evolved rapidly since we acquired control of CECT in February 2003. We may not be able to achieve a similar growth rate in future periods and, as a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
We operate and manage our business as a single segment. Since we primarily generate our revenue from customers in mainland China, we do not account for our results of operations on a geographic basis. For more details regarding our results of operations, see “— Consolidated results of operations.” For more details regarding our corporate history, see “Corporate structure and history.”
REVENUE
We generate a substantial majority of our revenue from the sale of mobile handsets and related accessories to our national and provincial distributors. Accessories mainly include components used for after-sales services. We also derive a portion of our revenue from other services, including value-added services, handset testing services and handset processing services. In addition, we previously generated a portion of our revenue from brand-sharing activities.
We record handsets and accessories revenue net of value-added taxes, selling price rebates and price guarantees. Selling price rebates refer to price discounts to distributors when they achieve certain sales volumes. Price guarantees are monetary compensation for distributors when the retail prices of our products fall below certain pre-agreed levels. Push-down accounting had no impact on our revenue for the year ended December 31, 2006.

Management’s discussion and analysis of financial condition and results of operations

	For the year ended December 31,

	2004		2005		2006

		Percentage		Percentage			Percentage
		of		of			of
	Amount	Revenue	Amount	Revenue	Amount		Revenue

	(RMB)		(RMB)		(RMB)	($)
	(old Basis)				(combined)(1)
	(amounts in thousands, except percentages)
Revenue:
Handsets and accessories	1,368,918	96.8%	1,806,076	96.9%	2,494,004	319,576	98.3%
Services and others	45,347	3.2%	58,049	3.1%	43,207	5,537	1.7%

Total	1,414,265	100.0%	1,864,125	100.0%	2,537,211	325,113	100.0%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenue for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
We sold approximately 1.35 million, 1.73 million and 2.26 million handsets in 2004, 2005 and 2006, respectively. As we have increasingly focused on developing and producing higher-end and differentiated products, the average selling price of our handsets has increased from RMB1,011 in 2004 to RMB1,094 ($140) in 2006.
Our services mainly include value-added services provided to our end customers, such as ringtone downloading, handset testing services provided to third-party handset producers, and handset processing services. We experienced significant increases in revenue derived from value-added services in 2005 and 2006. Our revenue from value-added services was RMB0.3 million, RMB4.0 million and RMB10.9 million ($1.4 million), respectively, in 2004, 2005 and 2006. Our revenue from handset testing services was RMB30.0 million, RMB41.5 million and RMB23.2 million ($3.0 million), respectively, in 2004, 2005 and 2006. We provided handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets. Our revenue from handset processing services was RMB11.1 million, RMB8.8 million and RMB9.1 million ($1.2 million), respectively, in 2004, 2005 and 2006. Although we plan to continue to provide these processing services, we intend to do so on a more limited basis as we continue to focus instead on the manufacture of our own products. We were also engaged in brand-sharing activities, in which we permitted other handset producers to market and sell their products under the “CECT” brand name. In exchange, we generally charged fees ranging from RMB10 to RMB16 per unit. Products sold through such brand-sharing arrangements amounted to approximately 265,000 units, 341,000 units and 36,000 units in 2004, 2005 and 2006, respectively. We ceased conducting such brand-sharing activities in the second half of 2006. Our revenue from brand-sharing activities was RMB4.0 million in 2004 and RMB3.8 million in 2005. Since we significantly reduced the level of such activities in 2006, we derived only a minimal amount of revenue in 2006 from such activities.

Management’s discussion and analysis of financial condition and results of operations

COST OF GOODS SOLD AND OPERATING EXPENSES
The following table sets forth our cost of goods sold and operating expenses and these amounts as percentages of our revenue for the periods indicated.

	For the year ended December 31,

					2006

					January 1 to		November 30 to		January 1 to
	2004		2005		November 30		December 31		December 31

		Percentage		Percentage		Percentage		Percentage			Percentage
		of		of		of		of			of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount		Revenue

	(RMB)		(RMB)		(RMB)		(RMB)		(RMB)	($)
	(old basis)						(new basis)		(combined)(1)
	(amount in thousands, except percentages)
Cost of goods sold	(1,245,514)	88.1%	(1,526,378)	81.9%	(1,843,327)	80.8%	(218,882)	85.5%	(2,062,209)	(264,247)	81.3%
Operating expenses:
Selling and distribution expenses	(20,568)	1.5%	(15,912)	0.8%	(12,054)	0.5%	(2,707)	1.0%	(14,761)	(1,892)	0.6%
General and administrative expenses	(20,518)	1.4%	(19,993)	1.1%	(19,879)	0.9%	(1,170)	0.5%	(21,049)	(2,697)	0.8%
Research and development expenses	(15,418)	1.1%	(16,072)	0.9%	(15,131)	0.6%	(1,161)	0.4%	(16,292)	(2,088)	0.6%
In-process research and development	—	—	—	—	—	—	(41,739)	16.3%	(41,739)	(5,348)	1.7%
Amortization of intangible assets	(11,880)	0.8%	(11,880)	0.6%	(10,890)	0.5%	(4,288)	1.7%	(15,178)	(1,944)	0.6%
Total	(68,384)	4.8%	(63,857)	3.4%	(57,954)	2.5%	(51,065)	19.9%	(109,019)	(13,969)	4.3%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined cost of goods sold and operating expenses for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
The impact of push-down accounting on our cost of goods sold was an additional charge of RMB1.1 million ($0.1 million) during the “new basis” period from November 30, 2006 to December 31, 2006, which was related to the expensing of inventory fair value adjustment and the incremental depreciation resulting from fixed asset fair value adjustment. In addition, push-down accounting also resulted in an in-process research and development charge of RMB41.7 million ($5.3 million) and an increase in amortization of intangible assets of RMB3.3 million ($0.4 million) during the “new basis” period. Push-down accounting had no impact on our selling and distribution expenses, general and administrative expenses, and research and development expenses for the year ended December 31, 2006.
Cost of goods sold
Prior to 2004, we mainly sold handset products sourced from ODMs. In September 2004, we commenced the manufacturing of our self-designed products in our Huizhou facility. We also outsource the production of our self-designed products to EMS providers. The following table sets

Management’s discussion and analysis of financial condition and results of operations forth the unit sales volume and revenue contribution of the products produced by us, through ODM arrangements and outsourced from EMS providers, respectively, for the periods indicated.

	For the year ended December 31,

	2004		2005		2006

	Sales		Sales		Sales
	volume	Revenue	volume	Revenue	volume	Revenue

	(units)	(thousands of	(units)	(thousands of	(units)	(thousands of
		RMB)		RMB)		RMB)
	(old basis)					(combined)(1)
Manufactured in Huizhou facility	11,922	14,494	490,221	497,123	617,454	1,058,112
Outsourced from ODMs	204,847	212,659	6,368	2,576	19,621	23,569
Outsourced from EMS providers	1,136,334	1,141,391	1,233,334	1,251,268	1,624,747	1,391,829

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenue for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
The largest items contributing to our cost of goods sold are the cost of raw materials and components used for the manufacturing of our products, including those produced at our Huizhou facility and through outsourcing arrangements with EMS providers, and the purchase price for products sold under ODM arrangements. Other items contributing to our cost of goods sold are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, production expenses, which consist of salaries and benefits for indirect labor, depreciation charges, utilities and rental expenses, product design fees paid to third-party designers, shipping costs for products sold, processing fees for handsets outsourced from EMS providers, mold amortization expenses, and after-sales service-related expenses, including related labor costs and materials expenses.
We expect to reduce our reliance on EMS providers and lower our product costs once our new facility in Huizhou commences operation in the second half of 2007.
Our cost of goods sold per unit was RMB920.8, RMB882.3 and RMB911.7 ($116.8), respectively, in 2004, 2005 and 2006. The decrease in cost of goods sold per unit in 2005 was primarily attributable to technology advancements and intense market competition that resulted in decreases in the purchase prices of various raw materials and components. The increase in cost of goods sold per unit in 2006 primarily reflected our increasing focus on producing higher-end and differentiated products that generally use more expensive components.
Operating expenses
Our operating expenses consist of selling and distribution expenses, general and administrative expenses, research and development expenses, an in-process research and development charge and amortization of intangible assets.
Selling and distribution expenses
Our selling and distribution expenses primarily consist of salaries, benefits and other staff-related expenses for our sales and marketing personnel, office expenses related to sales and marketing activities and advertising and other promotional expenses. Prior to 2005, our selling and distribution expenses also included operating expenses related to our local selling and distribution operations,

Management’s discussion and analysis of financial condition and results of operations which we transferred to our distributors in late 2003 and early 2004. Primarily as a result of this transfer, our selling and distribution expenses in 2004 were significantly lower than in prior years. We expect that our selling and distribution expenses will increase significantly in 2007 as we plan to significantly increase the level of our marketing and promotional activities, utilize new distribution channels, such as TV direct sales, recruit additional sales and marketing personnel and engage in a greater amount of advertising to promote our handset products. We do not expect the increase in our selling and distribution expenses to have a material adverse effect on our results of operations.
General and administrative expenses
Our general and administrative expenses primarily consist of salaries, benefits and other expenses for our administrative personnel, travel and entertainment, depreciation and amortization charges and bad debt provisions.
After this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and, as a result, we expect our general and administrative expenses to increase significantly. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Research and development expenses
Our research and development expenses primarily consist of salaries, benefits and other staff-related expenses for our research and development personnel, office expenses and related cost of materials and product testing expenses.
Our research and development expenses increased significantly in 2004 as we only conducted limited in-house development activities in 2003. We expect our research and development expenses to increase in the future as we intend to recruit more research and development engineers and acquire new technologies and testing equipment to strengthen our in-house design and development capabilities, particularly our capability to develop higher-end and differentiated products. We do not expect the increase in our research and development expenses to have a material adverse effect on our results of operations.
In-process research and development
In-process research and development relates to a charge of RMB41.7 million ($5.3 million) pushed down from Xing on November 30, 2006 related to Xing’s acquisition of the remaining 20% interest in our company. Purchased in-process research and development is derived by assigning values to various ongoing development projects identified by our management as having economic value on November 30, 2006, but without technological feasibility or alternative future use.
Amortization of intangible assets
Amortization of intangible assets was RMB11.9 million in both 2004 and 2005, and RMB15.2 million ($1.9 million) in 2006. The increase in 2006 resulted from higher amortization of intangible assets as a result of the push-down accounting adjustments related to Xing’s acquisition of the remaining 20% interest in our company on November 30, 2006.

Management’s discussion and analysis of financial condition and results of operations

Share-based compensation expenses
We adopted our 2007 equity incentive plan on March 19, 2007 pursuant to which we may issue up to 8,000,000 ordinary shares upon exercise of awards granted under the plan. On March 19, 2007, we granted options to a director and certain employees to purchase 2,716,520 ordinary shares under this plan. These options have an exercise price of $7.50 per share, vest at different dates beginning November 1, 2007 and have terms varying from two to six years from the date of grant. In addition, on March 19, 2007, we also granted an option to a consultant who provided consulting services to us in connection with our initial public offering to purchase up to 1,200,000 ordinary shares at an exercise price of $18.00 per share. This option vests on April 1, 2007 and has a term of four years commencing from the grant date. See “Management — Equity incentive plan.”
As a result of these option grants and potential future grants under this plan, we expect to incur significant share compensation expenses in future periods. Based on our preliminary evaluation, we estimated that the underlying ordinary share value of our ordinary shares was approximately $9.43 as of March 19, 2007, the date of the option grants. This per share value, which has been used to compute a preliminary estimate of our share-based compensation expenses discussed in the ensuing paragraph, was derived by interpolating the estimated per share value of our ordinary shares as of December 31, 2006 by the changes in the listed share price of our parent company, Xing, from December 31, 2006 to March 19, 2007. We believe that the share price of Xing was the best indicator for our per share value as we constitute a substantial majority of Xing’s operations. The estimated per share value of our ordinary shares as of December 31, 2006 was derived principally from the fair value of our equity interest in CECT, which in turn was determined based on a mix of the income approach (discounted cash flow method) and the market approach (guideline company method). In employing the market approach, the share price data and financial ratios of comparable listed companies that are engaged in the same or a similar line of business as that of CECT were analyzed to determine the value of CECT. Xing was included as one of the comparable listed companies in our valuation analysis since CECT is a major subsidiary of Xing and hence was the best indicator for CECT’s value.
The intrinsic value of the options that have an exercise price of $7.50 is $1.93 per share and the intrinsic value of the options that have an exercise price of $18.00 is zero. Using the Black-Scholes option pricing model, our estimated per share value of $9.43, Xing’s listed shares for the volatility input of 65.03% and the weighted average expected term of options of 3.51 years, based on our preliminary evaluation, we have estimated the total share-based compensation expenses of the options granted to our director and employees to be approximately $13.9 million. We expect to recognize this amount ratably over the vesting periods of the outstanding options. Based on the preliminary numbers, we expect to recognize approximately 34.8% ($4.8 million), 15.6% ($2.2 million), 14.9% ($2.1 million), 14.9% ($2.1 million), 14.9% ($2.1 million) and 4.9% ($0.8 million) during the years ending December 31, 2007, 2008, 2009, 2010, 2011 and 2012, respectively. As a result, we expect to incur higher selling and distribution expenses, general and administrative expenses and research and development expenses from 2007 to 2012 than in prior years. The preliminary estimation of the share-based compensation relating to the option granted to our consultant, as estimated using the Black-Scholes option pricing model with volatility input of 65.03% and expected term of 2.02 years, is expected to amount to approximately $2.2 million on March 19, 2007, the option grant date and the date of completion of the relevant consultancy work as agreed to by our management, and will be charged to our additional paid-in capital upon the completion of this offering. We are still in the process of evaluating the value of our ordinary shares. Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations upon further evaluation.

Management’s discussion and analysis of financial condition and results of operations

TAXATION
Taxation in the British Virgin Islands
We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligations or other securities.
No stamp duty is payable in the British Virgin Islands on a transfer of shares in a British Virgin Islands international business company.
PRC enterprise income tax
Our primary PRC operating subsidiary, CECT, is subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. Under this law and its related regulations, CECT, as a foreign-invested enterprise, is generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007, and 25% from January 1, 2008 under the new tax law described below. However, as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing, CECT enjoys preferential tax treatment. In particular, CECT was exempted from enterprises income tax from May 22, 2000 to December 31, 2002 and was entitled to preferential enterprise income tax rates of 7.5% from January 1, 2003 to December 31, 2005 and 15% after December 31, 2005. Under current PRC tax laws, CECT will continue to be entitled to the preferential 15% enterprise income tax rate so long as it maintains its status as a high-tech enterprise in the Zhongguancun Science Park.
However, we cannot assure you that CECT will not lose its high-tech enterprise status, and even if CECT successfully maintains its high-tech enterprise status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules or regulations. If that were to occur, CECT would be subject to a 33% standard enterprise income tax rate under the current tax laws through 2007, and up to a 25% rate from January 1, 2008 under the new tax law described below, which would significantly increase our effective tax rate and materially adversely affect our operating results. Our effective tax rate was 6.6% in 2005 and 16.8% in 2006. For the “new basis” period from November 30, 2006 to December 31, 2006, we incurred an income tax expense of RMB4.3 million ($0.5 million) despite the fact that we recorded a before tax loss of RMB13.4 million ($1.7 million), mainly due to the in-process research and development charge of RMB41.7 million ($5.3 million) which was not deductible for PRC income tax purposes.
In addition, on March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as CECT, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying high-technology enterprises may still

Management’s discussion and analysis of financial condition and results of operations benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a qualifying high-technology enterprise, it will continue to benefit from a preferential tax rate of 15%, subject to any transitional period rules implemented starting from January 1, 2008. Otherwise, CECT’s applicable tax rate may gradually increase from its existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Obligations for price guarantees
We report revenue net of estimated obligations for price guarantees. Our obligations under price guarantees, which generally cover a period of between three and four months, are provided based on management’s estimates of future price reductions and the level of unsold inventories held by our customers at the dates of the expected price adjustments. These estimations are made by our management based on their judgment and experience, and any errors could result in our accruing a provision amount that does not correspond with the actual level of claims. Our provision for price guarantees is analyzed as follows:

	2004
	For the year ended December 31,

			2006

			January 1
			to
			November 30
				November 30
				to
		2005		December 31

	(RMB	(RMB	(RMB	(RMB
	)
	(old basis
				(new basis)
	(amounts in thousands)
Balance at beginning of year/period	253	1,150	—	—
Provision — reported as a reduction of revenue	4,672	28,299	26,619	—
Utilization	(3,775)	(29,449)	(26,619)	—

Balance at end of year/period	1,150	—	—	—

As of December 31, 2005 and 2006, there were no significant planned price reductions for products sold that were still covered under price guarantees and, accordingly, we had not made any provision for such obligations.

Management’s discussion and analysis of financial condition and results of operations

Obligations for product warranties
We guarantee that products will meet the stated functionality as agreed to in each sale arrangement. We provide for the estimated warranty costs under these guarantees based upon historical experience and our estimate of the level of future claims, and accrue for specific items at the time their existence is known and the amounts can be estimated. These various estimations are made by our management based on their judgment and experience, and any errors could result in our accruing a warranty amount that does not correspond with the actual level of warranty claims. Provisions for product warranty costs are included in cost of goods sold in our consolidated statements of income and are analyzed as follows:

	For the year ended December 31,

			2006

			January 1 to	November 30 to
	2004	2005	November 30	December 31

	(RMB)	(RMB)	(RMB)	(RMB)
	(old basis)			(new basis)
	(amounts in thousands)
Balance at beginning of year/period	4,286	3,775	3,922	6,905
Provision	4,907	9,220	13,751	908
Utilization	(5,418)	(9,073)	(10,768)	(1,004)

Balance at end of year/period	3,775	3,922	6,905	6,809

Warranty costs as a percentage of our handsets and accessories revenue may fluctuate from year to year and does not necessarily correlate directly with the trends of our revenue growth. In any particular period, we may experience higher warranty claims due to the launch of new products and/or variations in our manufacturing processes. We typically experience a lower level of warranty claims as our products and manufacturing processes mature and a higher level of claims on new products and processes. Historically, our actual warranty claims have not been significantly different from our estimates, and our method of making warranty claims estimates and the significant assumptions used in making such estimates have been consistently applied over the past three years.
Collectibility of accounts receivable
The allowance for doubtful accounts is based on our management’s best estimate of the amount of probable credit losses in our existing accounts receivable. An analysis of the allowance for doubtful

Management’s discussion and analysis of financial condition and results of operations accounts for the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006 is as follows:

	For the year ended December 31,

			2006

			January 1 to	November 30 to
	2004	2005	November 30	December 31

	(RMB)	(RMB)	(RMB)	(RMB)
				(new
	(old basis)			basis)
	(amounts in thousands)
Balance at beginning of year/period	772	1,653	2,640	2,046
Bad debt expense	1,200	1,001	—	—
Write-offs	—	—	—	—
Bad debt recovery	(319)	(14)	(594)	(1)

Balance at end of year/period	1,653	2,640	2,046	2,045

We review our accounts receivable on a periodic basis and make allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, we consider various factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the possibility for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.
Changes to our allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates. Considering the current financial conditions of our customers, we believe that our allowance for doubtful accounts is not excessive and is adequate to cover the estimated losses in our accounts receivable balance.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. Write-downs for damaged, obsolete and slow-moving items are determined by our management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions, and physical condition of goods observed during periodic inventory counts. In determining whether such write-downs are necessary and assessing the amount of such write-downs, our management is required to make judgments and estimates regarding future selling prices, level of demand and indications of obsolescence of the inventories. If our management fails to properly assess these various factors, the amounts actually realized may differ from the carrying amounts. For the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006, inventory write-downs, which had been charged to cost of goods sold, amounted to approximately RMB26.7 million, RMB9.1 million, RMB3.2 million and RMB0.1 million, respectively. Subsequent to these write-downs, we had sold or disposed of portions of such inventories at amounts that were higher than the written-down value. Inventories sold during the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006 include recovery of previously written-down inventories of approximately RMB1.3 million, RMB6.0 million, RMB16.0 million and nil, respectively.

Management’s discussion and analysis of financial condition and results of operations

Recoverability of the carrying amount of goodwill
Goodwill is evaluated for impairment at least annually. We have determined that CECT is the reporting unit for testing goodwill impairment. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
The fair value of CECT is determined based on the expected discounted future cash flows methodology. For this purpose, we use discrete rolling five-year financial forecasts developed based on our best estimate of the future sales and operating costs of CECT, which takes into consideration, among other things, existing firm customer orders, expected new product launches and future orders, contracts with suppliers, labor agreements and general market conditions. The cash flows of CECT beyond the fifth year are estimated by applying a perpetuity growth rate to the cash flows estimated for the fifth year. The discount rate used for discounting the future cash flows is derived from CECT’s weighted average cost of capital, with appropriate adjustments for other factors.
The use of discounted cash flow methodology requires significant judgments, including estimating our future cash flows and determining the appropriate discount rate, and although we base our fair value estimate on assumptions we believe reasonable, those assumptions are inherently unpredictable and uncertain. Any changes in each of the assumptions used could have a material impact on the calculation of fair value and hence, the conclusion on whether or not an impairment charge should be recognized.
We performed step one of the annual goodwill impairment test for the years ended December 31, 2004, 2005 and 2006, and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required and no goodwill impairment charges have been recognized.
“CECT” brand
We commenced using the “CECT” brand since our acquisition of the 65% equity interest in CECT on February 8, 2003. The brand is considered to be of value as it enables our products to be better recognized in the market. We had determined that this brand does not have a definitive useful life as there were no legal, regulatory, contractual, competitive, economic or other factors that would limit its useful life. We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party and anticipate to receive the final approval of our application from the China Trademark Office in 2008. Despite the fact that we did not have legal title to or a license to use this brand name, our PRC legal counsel, King & Wood, has advised us that we had sufficient rights under PRC law to use this brand since our acquisition of the 65% interest in CECT on February 8, 2003. This intangible asset is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand with its carrying amount, and an impairment loss is recognized when the carrying amount of the brand exceeds its fair value. The fair value of the “CECT” brand is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the

Management’s discussion and analysis of financial condition and results of operations

“CECT” brand is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for our purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
Impairment of long-lived assets
We review long-lived assets with determinable useful lives, principally consisting of property, plant and equipment, and intangible assets, which include customer relationships, completed technologies, core technologies, backlogs and licenses, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying value of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment is measured by the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by discounting future forecasted cash flows or utilizing an observable market value if readily available.
In analyzing long-lived assets for potential impairment, significant assumptions and estimates are required in determining the future cash flows of an asset group, including, among other things, estimates of the assets’ residual values and the period of time over which the assets will be held and used, our views of future economic conditions and our future operating performance, and other factors. Different assumptions and estimates used could potentially result in different conclusions regarding the need for impairment charges. Similarly, the use of different discount rates when utilizing the discounted cash flow methodology to determine the fair value of an asset group could result in different fair values and hence impact any related impairment charges.
For the years ended December 31, 2004, 2005 and 2006, we did not record any impairment charges on our long-lived assets.
Depreciation and amortization of long-lived assets
We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2004, 2005 and 2006, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.

Management’s discussion and analysis of financial condition and results of operations

INTERNAL CONTROL OVER FINANCIAL REPORTING
In connection with their audits of our consolidated financial statements, our auditors, an independent registered public accounting firm, identified and communicated to us several material weaknesses and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board that could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The main material weakness identified by our independent auditors primarily related to a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements. This material weakness resulted in material misstatements in our consolidated financial statements that were not initially detected through our internal control over financial reporting, but were identified by our independent auditors. This material weakness also contributed to the following individual material weaknesses: (1) ineffective controls over the accounting for the acquisition of our initial 65% equity interest in CECT in 2003 and the additional 25% equity interest from the minority shareholder in 2005, (2) ineffective controls over the completeness, accuracy and presentation and disclosure of our revenue from technical services and the sale of co-operative products, and (3) ineffective controls over the accuracy and presentation and disclosure of deferred taxes. These material weaknesses had significant impact on our financial statements as of and for the years ended December 31, 2004 and 2005, including:

•	overstatement of revenue by approximately RMB262.5 million in 2004 and by approximately RMB247.1 million in 2005;

•	overstatement of net income by approximately RMB26.5 million in 2004 and by approximately RMB6.4 million in 2005;

•	overstatement of total assets by approximately RMB33.6 million in 2004 and by approximately RMB40.8 million in 2005; and

•	overstatement of net assets by approximately RMB43.6 million in 2004 and by approximately RMB50.0 million in 2005.
In order to remedy these deficiencies, we have adopted several measures to improve our internal control over financial reporting. We recruited a qualified chief financial officer in September 2006 to strengthen our financial reporting function. We are also updating our existing PRC GAAP accounting manual to incorporate U.S. GAAP accounting requirements that are relevant to us, which is expected to be completed in the second quarter of 2007. In addition, we provide on-going training to our accounting personnel to improve their U.S. GAAP accounting knowledge. We intend to set up an internal audit department and/or engage an independent professional firm to perform periodic audits of our operations and internal controls. We are currently evaluating the relevant proposals and expect to make formal decisions regarding internal audit before the end of the second quarter of 2007. We also engaged an independent registered public accounting firm other than our auditors to advise us on the push-down accounting adjustments for the preparation of our 2006 consolidated financial statements. We plan to engage external experts in the future as necessary when complex accounting issues arise.

Management’s discussion and analysis of financial condition and results of operations

CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth our summary consolidated statement of operations for the periods indicated:

	For the year ended December 31,

			2006

Consolidated statement of operations			January 1 to		November 30 to		January 1 to
data	2004	2005	November 30		December 31		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)	(RMB)	($)
		(old basis)			(new basis)		(combined)(1)
	(amounts in thousands)
Revenues	1,414,265	1,864,125	2,281,198	292,308	256,013	32,805	2,537,211	325,113
Cost of goods sold	(1,245,514)	(1,526,378)	(1,843,327)	(236,200)	(218,882)	(28,047)	(2,062,209)	(264,247)

Gross profit	168,751	337,747	437,871	56,108	37,131	4,758	475,002	60,866
Operating expenses:
Selling and distribution expenses	(20,568)	(15,912)	(12,054)	(1,545)	(2,707)	(347)	(14,761)	(1,892)
General and administrative expenses	(20,518)	(19,993)	(19,879)	(2,547)	(1,170)	(150)	(21,049)	(2,697)
Research and development expenses	(15,418)	(16,072)	(15,131)	(1,939)	(1,161)	(149)	(16,292)	(2,088)
In-process research and development	—	—	—	—	(41,739)	(5,348)	(41,739)	(5,348)
Amortization of intangible assets	(11,880)	(11,880)	(10,890)	(1,395)	(4,288)	(549)	(15,178)	(1,944)

Operating income (loss)	100,367	273,890	379,917	48,682	(13,934)	(1,785)	365,983	46,897
Interest income	1,434	5,592	5,320	681	631	81	5,951	762
Foreign currency exchange gain, net	—	1,044	9,628	1,234	1,502	193	11,130	1,427
Interest expense	(21,719)	(32,332)	(27,115)	(3,474)	(2,213)	(284)	(29,328)	(3,758)
Impairment of other equity investment	—	(7,517)	—	—	—	—	—	—
Gain on disposal of a subsidiary	—	10,307	—	—	—	—	—	—
Gain on disposal of an investment in affiliate	10,721	—	—	—	—	—	—	—
Other income, net	480	534	3,857	494	579	74	4,436	568

Management’s discussion and analysis of financial condition and results of operations

	For the year ended December 31,

			2006

Consolidated statement of operations			January 1 to		November 30 to		January 1 to
data	2004	2005	November 30		December 31		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)	(RMB)	($)
		(old basis)			(new basis)		(combined)(1)
	(amounts in thousands)
Income (loss) before income tax expense, minority interests, equity in earnings of affiliate and extraordinary items	91,283	251,518	371,607	47,617	(13,435)	(1,721)	358,172	45,896
Income tax expense	(7,533)	(16,719)	(55,991)	(7,175)	(4,251)	(545)	(60,242)	(7,720)

Income (loss) before minority interests, equity in earnings of affiliate and extraordinary items	83,750	234,799	315,616	40,442	(17,686)	(2,266)	297,930	38,176
Minority interests	(43,520)	(52,349)	(27,260)	(3,493)	(1,799)	(231)	(29,059)	(3,724)
Equity in earnings of affiliate	1,681	—	—	—	—	—	—	—

Income (loss) before extraordinary items	41,911	182,450	288,356	36,949	(19,485)	(2,497)	268,871	34,452
Extraordinary items — gains on acquisitions of additional equity interests in CECT — net of nil tax	—	48,157	17,796	2,281	—	—	17,796	2,281

Net income (loss)	41,911	230,607	306,152	39,230	(19,485)	(2,497)	286,667	36,733

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined operating results for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
2006 compared to 2005 and 2005 compared to 2004
The 2006 full-year financial data presented in this section are sums of the data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although such presentation is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Revenue
2006 compared to 2005
Our revenue increased by 36.1% from RMB1,864.1 million in 2005 to RMB2,537.2 million ($325.1 million) in 2006. This increase was primarily due to the significant growth of our handsets and accessories revenue, which accounted for 96.9% and 98.3% of our total revenue in those periods.
Our revenue from the sale of handsets and accessories increased by 38.1% from RMB1,806.1 million in 2005 to RMB2,494.0 million ($319.6 million) in 2006, primarily due to increases in unit sales volume and the average selling price of our handsets. Our handset sales volume increased by 30.7% from approximately 1,730,000 units in 2005 to approximately 2,262,000 units in 2006. The increase in our unit sales volume was primarily driven by the commercial launch of a number of new models,

Management’s discussion and analysis of financial condition and results of operations including the A1000 and IP1000, which generated aggregate sales volume of approximately 1,894,000 units in 2006. The average selling price of our handsets increased from RMB1,012 per unit in 2005 to RMB1,094 ($140) per unit in 2006, primarily reflecting the increased sales volume and percentage of total sales of higher-end and differentiated products that generally have higher unit selling prices.
Our revenue from the provision of various services and other revenue decreased by 25.6% from RMB58.0 million in 2005 to RMB43.2 million ($5.5 million) in 2006.
2005 compared to 2004
Our revenue increased by 31.8% from RMB1,414.3 million in 2004 to RMB1,864.1 million in 2005. This increase was primarily due to the significant growth of our handsets and accessories revenue, accounting for 96.8% and 96.9% of our total revenue in those periods, and an increase in revenue derived from handset testing services and value-added services.
Our revenue from the sale of handsets and accessories increased by 31.9% to RMB1,806.1 million in 2005 from RMB1,368.9 million in 2004, primarily due to the increase in unit sales volume of our handsets, and to a lesser extent, a slight increase in the average selling price. Our handset unit sales volume increased by 27.8% from approximately 1,353,000 in 2004 to approximately 1,730,000 in 2005. The increase in the unit sales volume was primarily driven by the increase in the unit sales volume of our T868 model handsets from 66,647 units in 2004 to 324,116 units in 2005, and the commercial launch of new models, including A100 and T800, with aggregate unit sales volume of approximately 1,305,000 in 2005. The unit sales volume increase was also due to our increased sales and marketing efforts, including an increase in the number of our distributors from 48 as of December 30, 2004 to 84 as of December 31, 2005. The average selling price of our handsets increased from RMB1,011 per unit in 2004 to RMB1,012 per unit in 2005.
Our revenue from the provision of various services and other revenue increased by 28.0% from RMB45.3 million in 2004 to RMB58.0 million in 2005.
Cost of goods sold
2006 compared to 2005
Our cost of goods sold increased by 35.1% from RMB1,526.4 million in 2005 to RMB2,062.2 million ($264.2 million) in 2006, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB315.1 million increase in raw materials and components cost. Our after-sales service related expenses also increased from RMB9.2 million in 2005 to RMB14.7 million ($1.9 million) in 2006, mainly reflecting increased sales volume. The cost of goods sold as a percentage of revenue decreased slightly from 81.9% in 2005 to 81.3% in 2006.
2005 compared to 2004
Our cost of goods sold increased by 22.6% from RMB1,245.5 million in 2004 to RMB1,526.4 million in 2005, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB 211.5 million increase in raw materials and components cost. Our product design fees paid to third parties also increased by 86.7% from RMB26.6 million in 2004 to RMB49.7 million in 2005, primarily due to the increase in sales volume and the accelerated amortization of the cost of mobile phone designs purchased from third parties for products that had reached the end of their respective economic lives. Our handset processing fees increased by RMB15.0 million from RMB9.4 million in 2004 to RMB24.4 million in 2005, primarily because certain of our EMS providers had included material costs, which they sourced on our behalf, in their

Management’s discussion and analysis of financial condition and results of operations processing fee invoices to us, and also partly because of the increase in sales volume. Mold amortization expense increased by RMB11.1 million from RMB2.2 million in 2004 to RMB13.3 million in 2005, mainly reflecting the increase in the volume of handsets produced in-house and our decreased reliance on ODM products and pre-assembled components. Shipping costs increased by RMB3.7 million from RMB0.6 million in 2004 to RMB4.3 million in 2005. In 2004, most of the product shipping costs were borne by our distributors. Our after-sales service related expenses also increased by RMB4.3 million from 2004 to 2005, mainly reflecting our increased sales volume. The cost of goods sold as a percentage of revenue decreased from 88.1% in 2004 to 81.9% in 2005, mainly reflecting declining prices of raw materials and components.
Gross profit and gross margin
2006 compared to 2005
Our gross profit increased by 40.6% from RMB337.7 million in 2005 to RMB475.0 million ($60.9 million) in 2006, primarily due to increased sales volume of our handset products. Our gross margin increased from 18.1% in 2005 to 18.7% in 2006, primarily reflecting increased sales of higher-end and differentiated products that generally have higher unit selling prices and the recovery of a substantial amount of prior years’ inventory write-downs that resulted from the sale of written-down inventories at amounts that were higher than the written-down value. Such recovery amounted to approximately RMB6.0 million and RMB16.0 million ($2.1 million) in 2005 and the period from January 1, 2006 to November 30, 2006, respectively. The significant inventory write-downs that were recovered in 2006 mainly relate to a batch of handsets that were provided to our distributors in 2003 for the provision of after-sale services to our customers. Write-downs were made for such handsets in 2004 as it was expected then that it would be difficult to fully recover the related cost from our distributors. However, efforts made to recover the cost of the handsets during 2006 were successful. The inventory write-downs that were recovered in 2005 relate mainly to certain aged handset materials and components that we managed to dispose of during the period.
2005 compared to 2004
Our gross profit increased by RMB168.9 million from RMB168.8 million in 2004 to RMB337.7 million in 2005. This significant increase was primarily due to increased sales volume of our handset products. Our gross margin increased from 11.9% in 2004 to 18.1% in 2005, primarily reflecting the decreasing prices of materials and components used in our handset production. The recovery of prior years’ inventory write-downs amounted to approximately RMB1.3 million and RMB6.0 million in 2004 and 2005, respectively. These inventory write-downs mainly relate to aged materials and components which we managed to dispose of in 2004 and 2005.
Operating expenses
2006 compared to 2005
Our operating expenses increased by RMB45.1 million from RMB63.9 million in 2005 to RMB109.0 million ($14.0 million) in 2006, primarily due to an increase in amortization of intangible assets and the incurrence of an in-process research and development charge.
2005 compared to 2004
Our operating expenses decreased by 6.6% from RMB68.4 million in 2004 to RMB63.9 million in 2005, due to decreases in selling and distribution expenses and general and administrative expenses, partially offset by an increase in research and development expenses.

Management’s discussion and analysis of financial condition and results of operations

Selling and distribution expenses
2006 compared to 2005
Our selling and distribution expenses decreased by 7.2% from RMB15.9 million in 2005 to RMB14.8 million ($1.9 million) in 2006. In 2004 and 2005, we conducted advertising activities to promote the “CECT” brand name, while in 2006, we reduced the level of such advertisements. The related advertising expense also decreased. However, since we started to market and sell our handset products through TV direct sales programs in December 2006, we incurred related advertising expense of RMB5.0 million in the last month of 2006. As a result, our advertising and other promotional expenses decreased from RMB13.8 million to RMB12.9 million ($1.6 million).
Our selling and distribution expenses as a percentage of our total revenue decreased from 0.9% in 2005 to 0.6% in 2006.
2005 compared to 2004
Our selling and distribution expenses decreased by 22.6% from RMB20.6 million in 2004 to RMB15.9 million in 2005, primarily due to the decrease in operating expenses for local sales branch offices. Operating expenses for sales branch offices decreased by RMB3.9 million mainly because we completed the transfer of the operations of all our local sales offices to our distributors in early 2004.
Our selling and distribution expenses as a percentage of our total revenue decreased from 1.5% in 2004 to 0.9% in 2005.
General and administrative expenses
2006 compared to 2005
Our general and administrative expenses increased by 5.3% from RMB20.0 million in 2005 to RMB21.0 million ($2.7 million) in 2006. We recognized share-based compensation expenses of RMB3.5 million ($0.5 million) relating to share options issued by our parent company, Xing, to a director and certain employees of our company in 2006. There was no such option granted in 2005. Auditing and consultation expenses increased from RMB0.8 million in 2005 to RMB1.9 million ($0.2 million) in 2006. Depreciation charges decreased from RMB3.2 million in 2005 to RMB1.8 million ($0.2 million) in 2006, primarily due to the disposal of a property in connection with our transfer of the 90.0% equity interest in BJHTCL in 2005. As a percentage of total revenue, our general and administrative expenses decreased from 1.1% in 2005 to 0.8% in 2006, primarily reflecting our improved economies of scale.
2005 compared to 2004
Our general and administrative expenses decreased slightly from RMB20.5 million in 2004 to RMB20.0 million in 2005, mainly reflecting decreased depreciation and amortization charges, as offset by increased bank handling charges and traveling expenses. Depreciation charges decreased from RMB5.1 million in 2004 to RMB3.2 million in 2005, primarily due to the disposal of a property in connection with our transfer of the 90.0% equity interest in BJHTCL in 2005. Bank handling charges increased by RMB1.1 million and traveling expenses increased by RMB0.6 million in 2005. As a percentage of total revenue, our general and administrative expenses decreased from 1.5% in 2004 to 1.1% in 2005, primarily reflecting our improved economies of scale.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses
2006 compared to 2005
Our research and development expenses increased by 1.4% from RMB16.1 million in 2005 to RMB16.3 million ($2.1 million) in 2006. Our research and development expenses as a percentage of total revenue decreased from 0.9% in 2005 to 0.6% in 2006.
2005 compared to 2004
Our research and development expenses increased by 4.2% from RMB15.4 million in 2004 to RMB16.1 million in 2005, primarily due to increases in salaries and benefits of research and development personnel, cost of materials used for research and development purposes, rental expenses and traveling expenses, and a significant decrease in product testing expenses. Staff cost increased by 21.7% from RMB5.7 million in 2004 to RMB6.9 million in 2005, due to an increase in the number of research and development personnel from 99 as of December 31, 2004 to 152 as of December 31, 2005 and, to a lesser extent, the increase in average salary and benefits paid to such employees. Cost of materials increased by RMB1.1 million and traveling expenses increased by RMB0.6 million, reflecting our increased research and development activities. Rental expenses increased by RMB0.3 million in 2005, primarily because we allocated more office space for research and development purposes. Product testing expenses decreased by RMB3.4 million from RMB3.7 million in 2004 to RMB0.3 million in 2005, reflecting our improved success ratios of product testing. Our research and development expenses as a percentage of total revenue decreased from 1.1% in 2004 to 0.9% in 2005.
In-process research and development
As a result of push-down accounting, we recorded an in-process research and development charge of RMB41.7 million ($5.3 million) in 2006. We did not have similar charges in 2004 and 2005.
Amortization of intangible assets
As a result of push-down accounting, amortization of intangible assets increased by RMB3.3 million from RMB11.9 million in both 2004 and 2005 to RMB15.2 million ($1.9 million) in 2006.
Operating income
As a result of the foregoing, our operating income increased by RMB173.5 million from RMB100.4 million in 2004 to RMB273.9 million in 2005, and by RMB92.1 million to RMB366.0 million ($46.9 million) in 2006 compared to 2005. Our operating margin was 7.1%, 14.7% and 14.4%, respectively, in 2004, 2005 and 2006.
Interest income, interest expenses, foreign currency exchange gain and other income (expenses)
2006 compared to 2005
Our interest income increased by 6.4% from RMB5.6 million in 2005 to RMB6.0 million ($0.8 million) in 2006, primarily due to the increase in our bank deposits. Our interest expenses decreased by 9.3% from RMB32.3 million in 2005 to RMB29.3 million ($3.8 million) in 2006, primarily due to the decreased average balance of our short-term bank loans, partially offset by the increase in the average interest rate from 5.8% to 6.0%. We recognized a foreign currency exchange gain of RMB1.0 million and RMB11.1 million ($1.4 million) in 2005 and 2006, respectively, primarily resulting from the translation of foreign currency denominated loans into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. Our net other income increased by

Management’s discussion and analysis of financial condition and results of operations

RMB3.9 million from RMB0.5 million in 2005 to RMB4.4 million ($0.6 million) in 2006. Our net other income in 2006 primarily consisted of RMB2.0 million ($0.3 million) in penalty charges imposed on a distributor for failing to fulfill its purchase commitments and for delays in repayment of outstanding accounts receivable and RMB1.0 million ($0.1 million) in compensation received from a vendor who failed to fulfill its commitment to sell office space to us.
2005 compared to 2004
Our interest income increased by RMB4.2 million from RMB1.4 million in 2004 to RMB5.6 million in 2005, primarily due to the increase in our bank deposits between 2004 and 2005. Our interest expenses increased by 48.9% from RMB21.7 million in 2004 to RMB32.3 million in 2005, primarily due to the increased average balance of our short-term bank loans and the increase in the average interest rate from 5.5% to 5.8%. Our short-term bank loans increased from RMB337.4 million as of December 31, 2004 to RMB380.0 million as of December 31, 2005. We recognized a foreign currency exchange gain of RMB1.0 million in 2005, primarily resulting from the translation of foreign currency denominated loans into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. We did not have exchange gain or loss in 2004. Our other income remained approximately level at RMB0.5 million in 2004 and 2005.
Impairment of other equity investment
During the year ended December 31, 2005, we recorded an impairment charge of RMB7.5 million in respect of CECT’s 10% equity investment in CECM. The provision was necessitated due to a slow-down in the business of CECM that resulted from difficult market conditions in the PRC’s CDMA mobile phone market.
Gain on disposals
In July 2005, we recognized a RMB10.3 million gain on disposal of a 90.0% equity interest in BJHTCL originally held through CECT, in connection with our acquisition of an additional 25.0% equity interest in CECT.
In 2004, CECT disposed of its 40.0% equity interest in CECM to a third-party for a cash consideration of RMB72.0 million. In connection with this transaction, we recognized a gain on disposal of RMB10.7 million.
We did not record similar gains on disposals in 2006.
Income tax expense
Our income tax expense increased by RMB9.2 million from RMB7.5 million in 2004 to RMB16.7 million in 2005, primarily due to the increase in our taxable income. Our income tax expense increased by RMB43.5 million from RMB16.7 million in 2005 to RMB60.2 million ($7.7 million) in 2006, primarily due to increases in taxable income and applicable tax rate. We were subject to a 15% enterprise income tax rate in 2006, compared to 7.5% in 2005. Our effective tax rates for 2004, 2005 and 2006 were 8.3%, 6.7% and 16.8%, respectively. The comparatively low effective tax rate of 6.7% as compared to the applicable tax rate of 7.5% in 2005 is principally due to the recognition of additional deferred tax benefits on prior years’ temporary differences, which arose due to an expected change in CECT’s applicable tax rate from 7.5% in 2005 to 15% in 2006. The comparatively high effective tax rate of 16.8% as compared to the applicable tax rate of 15% during 2006 is mainly due to the non-deductible in-process research and development charge of RMB41.7 million ($5.3 million).

Management’s discussion and analysis of financial condition and results of operations

Minority interests
Minority interests relate primarily to our minority interest in CECT. We increased our equity interest in CECT in July 2005 from 65% to 90%, thereby resulting in a decrease in our minority interest in CECT. However, this decrease was more than offset by the significant growth in CECT’s income in 2005. Consequently, this smaller interest in CECT still resulted in a greater reduction in our net income in the amount of RMB52.3 million in 2005, compared to RMB43.5 million in 2004.
Equity in earnings of an affiliate
We recognized equity earnings in the amount of RMB1.7 million in 2004, representing our 32.5% equity interest in CECM for the period from January 1, 2004 to June 30, 2004. We did not have such equity earnings in 2005 and 2006 since CECT disposed of its 40.0% equity interest in CECM on June 30, 2004.
Extraordinary items— gains on acquisitions of additional equity interest in CECT
We acquired the 25.0% minority interest in CECT in July 2005 for a total consideration of RMB75.0 million. The fair value of the underlying net assets representing the 25.0% interest in CECT exceeded our acquisition price. This favorable purchase price primarily reflects the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT. We recognized the unallocated portion of the excess of the fair value of the acquired assets over the acquisition price of RMB48.2 million as an extraordinary gain in 2005. We also recorded an extraordinary gain of RMB17.8 million ($2.3 million) in connection with our capital injection of $18.8 million (equivalent to RMB149.6 million) into CECT in July 2006 because the other shareholder of CECT, who sold all its remaining 6.6% equity interest in CECT to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. We did not record any similar gain in 2004.
Net income
As a result of the foregoing, our net income increased by RMB188.7 million from RMB41.9 million in 2004 to RMB230.6 million in 2005, and by RMB56.1 million from RMB230.6 million in 2005 to RMB286.7 million ($36.7 million) in 2006. Our net income margin was 3.0%, 12.4% and 11.3%, respectively, in 2004, 2005 and 2006. Our net income per share was RMB1.05, RMB5.77 and RMB7.16 ($0.92), respectively, in 2004, 2005 and 2006.
Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “— Taxation.” Without the tax holidays, our net income for 2004, 2005 and 2006 would have been RMB30.8 million, RMB206.6 million and RMB285.5 million ($36.6 million), respectively, and our net income per share would have been RMB0.77, RMB5.16 and RMB7.14 ($0.91) in the same periods.
The period from January 1, 2006 to November 30, 2006 compared to 2005
The following is a comparison of our results of operations for the eleven-month period from January 1, 2006 through November 30, 2006 to our results for the year ended December 31, 2005. Since this comparison is for periods of different length and does not include our results for December 2006, it does not fully represent our results of operations for full-year 2006 and the factors affecting those full-year results.

Management’s discussion and analysis of financial condition and results of operations

Revenue
Our revenue increased from RMB1,864.1 million in 2005 to RMB2,281.2 million ($292.3 million) in the period from January 1, 2006 to November 30, 2006. Revenue from the sale of handsets and accessories increased from RMB1,806.1 million in 2005 to RMB2,239.5 million ($287.0 million) in the period from January 1, 2006 to November 30, 2006, primarily due to increases in unit sales volume and the average selling price of our handsets. Our handset sales volume increased from approximately 1,730,000 units in 2005 to approximately 2,020,000 units in the period from January 1, 2006 to November 30, 2006. The average selling price of our handsets increased from RMB1,012 per unit in 2005 to RMB1,099 per unit in the period from January 1, 2006 to November 30, 2006. Revenue from the provision of various services and other revenue decreased from RMB58.0 million in 2005 to RMB41.7 million ($5.3 million) in the period from January 1, 2006 to November 30, 2006.
Cost of goods sold
Our cost of goods sold increased from RMB1,526.4 million in 2005 to RMB1,843.3 million ($236.2 million) in the period from January 1, 2006 to November 30, 2006, primarily due to an increase in unit sales volume of our handset products, which resulted in a significant increase in raw materials and components costs.
Gross profit and gross margin
Our gross profit increased from RMB337.7 million in 2005 to RMB437.9 million ($56.1 million) in the period from January 1, 2006 to November 30, 2006, mainly due to increased sales volume of our handset products. Our gross margin increased from 18.1% in 2005 to 19.2% in the period from January 1, 2006 to November 30, 2006, mainly due to increased sales of higher-end and differentiated products that generally have higher unit selling prices and the recovery of a substantial amount of prior years’ inventory write-downs that resulted from the sale of written-down inventories at amounts that were higher than the written-down value.
Operating expenses
Our operating expenses decreased from RMB63.9 million in 2005 to RMB58.0 million ($7.4 million) in the period from January 1, 2006 to November 30, 2006, reflecting decreases in selling and distribution expenses, general and administrative expenses, research and development expenses and amortization of intangible assets.
Selling and distribution expenses
Our selling and distribution expenses decreased from RMB15.9 million in 2005 to RMB12.1 million ($1.5 million) in the period from January 1, 2006 to November 30, 2006, primarily due to decreased advertising and other promotional expenses. Our selling and distribution expenses as a percentage of our revenue decreased from 0.9% in 2005 to 0.5% in the period from January 1, 2006 to November 30, 2006.
General and administrative expenses
Our general and administrative expenses decreased from RMB20.0 million in 2005 to RMB19.9 million ($2.5 million) in the period from January 1, 2006 to November 30, 2006. Our general and administrative expenses as a percentage of our revenue decreased from 1.1% in 2005 to 0.9% in the period from January 1, 2006 to November 30, 2006, primarily reflecting our improved economies of scale.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses
Our research and development expenses decreased from RMB16.1 million in 2005 to RMB15.1 million ($1.9 million) in the period from January 1, 2006 to November 30, 2006. Our research and development expenses as a percentage of our revenue decreased from 0.9% in 2005 to 0.7% in the period from January 1, 2006 to November 30, 2006, primarily reflecting our improved economies of scale.
Operating income
As a result of foregoing, our operating income increased from RMB273.9 million in 2005 to RMB379.9 million ($48.7 million) in the period from January 1, 2006 to November 30, 2006. Our operating margin was 14.7% and 16.7%, respectively, in 2005 and the period from January 1, 2006 to November 30, 2006.
Interest income, interest expenses, foreign currency exchange gain and other income (expenses)
Our interest income decreased from RMB5.6 million in 2005 to RMB5.3 million ($0.7 million) in the period from January 1, 2006 to November 30, 2006. Our interest expenses decreased from RMB32.3 million in 2005 to RMB27.1 million ($3.5 million) in the period from January 1, 2006 to November 30, 2006. Our foreign currency exchange gain increased from RMB1.0 million in 2005 to RMB9.6 million ($1.2 million) in the period from January 1, 2006 to November 30, 2006. Our net other income increased from RMB0.5 million in 2005 to RMB3.9 million ($0.5 million) in the period from January 1, 2006 to November 30, 2006.
Impairment of other equity investment
In 2005, we recorded an impairment charge of RMB7.5 million in respect of CECT’s 10% equity investment in CECM. We did not record similar charges in the period from January 1, 2006 to November 30, 2006.
Gain on disposals
In July 2005, we recognized a RMB10.3 million gain on the disposal of a 90.0% equity interest in BJHTCL originally held through CECT, in connection with our acquisition of an additional 25.0% equity interest in CECT. We did not record a similar gain on disposal in the period from January 1, 2006 to November 30, 2006.
Income tax expenses
Our income tax expense increased from RMB16.7 million in 2005 to RMB56.0 million ($7.2 million) in the period from January 1, 2006 to November 30, 2006, due to increases in taxable income and the applicable tax rate. We were subject to a 15% enterprise income tax rate in the period from January 1, 2006 to November 30, 2006, compared to 7.5% in 2005. See note 18 to our audited consolidated financial statements included elsewhere in this prospectus. Primarily due to the increase in the applicable tax rate, our effective tax rates for 2005 and the period from January 1, 2006 to November 30, 2006 were 6.6% and 15.1%, respectively.
Minority interests
Minority interests relate primarily to the minority interest in CECT, which resulted in a RMB27.3 million ($3.5 million) reduction in our net income in the period from January 1, 2006 to November 30, 2006 and a RMB52.3 million reduction in 2005.

Management’s discussion and analysis of financial condition and results of operations

Extraordinary items — gains on acquisition of additional equity interest in CECT
In connection with the acquisition of additional equity interest in CECT, we recorded extraordinary gains of RMB48.2 million in 2005 and RMB17.8 million ($2.3 million) in the period from January 1, 2006 to November 30, 2006.
Net income
As a result of the foregoing, our net income increased from RMB230.6 million in 2005 to RMB306.2 million ($39.2 million) in the period from January 1, 2006 to November 30, 2006. Our net income margin was 12.4% in 2005 and 13.4% in the period from January 1, 2006 to November 30, 2006. Our net income per share was RMB5.77 in 2005 and RMB7.65 in the period from January 1, 2006 to November 30, 2006.
The period from November 30, 2006 to December 31, 2006
For the period from November 30, 2006 to December 31, 2006, we generated revenue of RMB256.0 million ($32.8 million). Our cost of goods sold amounted to RMB218.9 million ($28.0 million). As a result, we had gross profit of RMB37.1 million ($4.8 million) and gross margin of 14.5%. Our gross margin decreased significantly in this period compared to other periods primarily because we sold more lower-end products with lower profit margin than our other products. We also incurred operating expenses of RMB51.1 million ($6.5 million), which included an in-process research and development charge of RMB41.7 million ($5.3 million) and amortization of intangible assets of RMB4.3 million ($0.5 million). We recorded an operating loss of RMB13.9 million ($1.8 million) and a net loss of RMB19.5 million ($2.5 million) in this period primarily due to the in-process research and development charge.
Quarterly financial information
The following table sets forth our selected quarterly consolidated statement of operations data for the periods indicated. You should read the following table in conjunction with our audited consolidated financial information and related notes included elsewhere in this prospectus. We have prepared the quarterly financial information on the same basis as our consolidated financial statements. The quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. We present in the following table our “combined” consolidated financial data for the fourth quarter of 2006, which are derived by adding our financial data for the period from October 1, 2006 through November 30, 2006 to our financial data for the period from November 30, 2006 through December 31, 2006. Although the presentation of such combined

Management’s discussion and analysis of financial condition and results of operations financial data is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations from quarter to quarter.

	Three months ended

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005

		Percentage of		Percentage of		Percentage of		Percentage of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue

	RMB		RMB		RMB		RMB
	(old basis)
	(amounts in thousands, except percentages)
Revenue	400,472	100.0%	421,905	100.0%	371,221	100.0%	670,527	100.0%
Cost of goods sold	(329,857)	(82.4%)	(336,708)	(79.8%)	(311,631)	(83.9%)	(548,182)	(81.8%)

Gross profit	70,615	17.6%	85,197	20.2%	59,590	16.1%	122,345	18.2%
Selling and distribution expenses	(7,470)	(1.8%)	(3,015)	(0.7%)	(2,544)	(0.7%)	(2,883)	(0.4%)
General and administrative expenses	(4,666)	(1.2%)	(3,684)	(0.9%)	(5,521)	(1.5%)	(6,122)	(0.9%)
Research and development expenses	(3,066)	(0.8%)	(3,570)	(0.8%)	(3,922)	(1.1%)	(5,514)	(0.8%)
Amortization of intangible assets	(2,970)	(0.7%)	(2,970)	(0.7%)	(2,970)	(0.8%)	(2,970)	(0.5%)

Operating income	52,443	13.1%	71,958	17.1%	44,633	12.0%	104,856	15.6%

	Three months ended

							December 31, 2006

							October 1 to		November 30 to			October 1 to
	March 31, 2006		June 30, 2006		September 30, 2006		November 30, 2006		December 31, 2006			December 31, 2006

		Percentage of		Percentage of		Percentage of		Percentage of		Percentage of			Percentage of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue		Amount	Revenue

	RMB		RMB		RMB		RMB		RMB			RMB
				(old basis)					(new basis)			(combined)
	(amounts in thousands, except percentages)
Revenue	498,278	100.0%	633,079	100.0%	648,388	100.0%	501,453	100.0%	256,013	100.0%		757,466	100.0%
Cost of goods sold	(411,950)	(82.7%)	(517,630)	(81.8%)	(497,015)	(76.7%)	(416,732)	(83.1%)	(218,882)	(85.5%	)	(635,614)	(83.9%)

Gross profit	86,328	17.3%	115,449	18.2%	151,373	23.3%	84,721	16.9%	37,131	14.5%		121,852	16.1%
Selling and distribution expenses	(3,448)	(0.7%)	(3,771)	(0.6%)	(973)	(0.2%)	(3,862)	(0.8%)	(2,707)	(1.1%	)	(6,569)	(0.9%)
General and administrative expenses	(8,457)	(1.6%)	(4,768)	(0.7%)	(3,562)	(0.5%)	(3,092)	(0.6%)	(1,170)	(0.5%	)	(4,262)	(0.6%)
Research and development expenses	(4,850)	(1.0%)	(4,214)	(0.6%)	(2,649)	(0.4%)	(3,418)	(0.7%)	(1,161)	(0.5%	)	(4,579)	(0.6%)
In-process research and development	—	—	—	—	—	—	—	—	(41,739)	(16.2%	)	(41,739)	(5.5%)
Amortization of intangible assets	(2,970)	(0.6%)	(2,970)	(0.5%)	(2,970)	(0.4%)	(1,980)	(0.4%)	(4,288)	(1.6%	)	(6,268)	(0.8%)

Operating income (loss)	66,603	13.4%	99,726	15.8%	141,219	21.8%	72,369	14.4%	(13,934)	(5.4%	)	58,435	7.7%

Our operating results in each of the quarters presented above were significantly impacted by our product mix in the respective quarter. For example, our revenue in the fourth quarter of 2005 increased significantly due to the launch of our QX series products during this period. We also generated higher revenue in the second and third quarter of 2006 because we launched our A1000 models in April 2006 and our IP1000 models in August 2006. We sold an aggregate of approximately

Management’s discussion and analysis of financial condition and results of operations

392,000 units of these two products in 2006 at relatively higher unit prices compared to our other products. In the fourth quarter of 2006, in addition to the sales of higher-end products launched in prior periods, our sales volume for lower-end products also increased significantly. For example, we sold approximately 192,000 units of our CECT 3270 series handsets in the fourth quarter of 2006. As a result, we generated higher revenue in this period compared to other periods. In addition, our quarterly operating results have been from time to time affected by the timing of the delivery of our products. For example, the decrease in our revenues in the third quarter of 2005 from the previous quarter, along with the significant increase in the following quarter was affected by the postponement in the delivery schedule of a large shipment of our products from the end of September 2005 to the beginning of October 2005 due to logistical reasons.
Our cost of revenues, gross profit and gross margin also varied from quarter to quarter due to variances in the products we sold during these periods. In the second quarter of 2005, we launched more than ten new handset models that generally generated higher profit margins than other models. In the third quarter of 2006, we sold a significant amount of A1000 and IP1000 handsets, which were among our most popular products and generated significantly higher profit margins than other products within the first few months of their launch. As a result, our gross profit margin in these two periods was higher than in other periods. In the fourth quarter of 2006, we sold more lower-end products that generally generated lower profit margins. In addition, the unit selling prices of A1000 and IP1000 were lower than in prior periods when the products were launched. As a result, our gross profit margin was lower compared to other periods.
We incurred greater selling and distribution expenses in the first quarter of 2005 primarily because we spent approximately RMB3.5 million on TV advertisements for our products. In the second, third and fourth quarters of 2005 and the first, second and third quarters of 2006, we significantly reduced the level of such TV advertisements. In the fourth quarter of 2006, since we started to market and sell our products through TV direct sales programs in December 2006, we incurred related expenses of approximately RMB5.0 million, resulting in increased selling and distribution expenses in this period. Our general and administrative expenses in the first quarter of 2006 were significantly higher than in other periods because we recorded share-based compensation expenses of RMB3.5 million relating to share options issued by our parent company, Xing, to a director and certain employees of our company. Our research and development expenses were significantly lower in the third quarter of 2006 primarily because we purchased less research and development raw materials compared to other periods as we continued to consume such raw materials purchased in the first and second quarters of 2006. We incurred significantly higher research and development expenses in the fourth quarter of 2005 as we replenished the raw materials supply of our research and development activities consumed in prior periods.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
We believe that the cash we currently hold, cash flow from operations, available credit facilities and the proceeds from this offering will be sufficient to meet our present cash needs, including our cash needs for working capital and capital expenditures. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs.
We expect to incur capital expenditures of RMB 160.0 million in 2007, which will be used primarily for the expansion of our production capacity.

Management’s discussion and analysis of financial condition and results of operations

We estimate our liquidity needs for 2007 will be approximately RMB1,108 million, which will be primarily related to repayment of shareholder loans from Xing, repayment of bank borrowings due in 2007 and purchase of equipment for Huizhou manufacturing facility. In addition, we anticipate that we would require a higher level of financial resources to fund our working capital as we continue to expand our operations in 2007. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, distributors and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through the proceeds of this offering and revolving short-term bank borrowings, as well as our cash flow from operations, which we expect will increase with the planned increase in our manufacturing capacity. We currently do not have any plan to incur significant capital expenditures in 2008 and for the forseeable future beyond 2008.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,

			2006

			January 1 to		November 30 to		January 1 to
	2004	2005	November 30		December 31		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)	(RMB)	($)
	(old basis)				(new basis)		(combined)(1)
	(amounts in thousands)
Net cash (used in) provided by operating activities	(13,426)	110,970	513,378	65,783	(215,111)	(27,564)	298,267	38,219
Net cash (used in) provided by investing activities	(43,455)	18,386	(249,317)	(31,947)	63,431	8,128	(185,886)	(23,819)
Net cash provided by financing activities	26,120	168,413	69,661	8,926	200,667	25,713	270,328	34,639
Net (decrease) increase in cash	(30,761)	297,636	333,722	42,762	48,987	6,277	382,709	49,039

(1)	Represents the sum of the relevant data for the period from January 1 to November 20, 2006 and the period from November 30 to December 31, 2006. Although the presentation of combined cash flow data for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our cash flow data from year to year.
Net cash (used in) provided by operating activities
Our net cash provided by operating activities was RMB298.3 million ($38.2 million) in 2006, compared to RMB111.0 million in 2005. This difference was primarily due to the significant increase in sales and an improvement in our collection of accounts receivable during the period from January 1, 2006 to November 30, 2006. As a result, our total accounts receivable and bills receivable decreased from RMB734.2 million as of December 31, 2005 to RMB449.7 million as of November 30, 2006. Net cash used in operating activities in the period from November 30 to December 31, 2006 primarily included a significant amount of accounts receivable as a result of better credit terms provided to our new distributors and the replenishment of our inventory levels in this period.
Our net cash used in operating activities was RMB13.4 million in 2004, while our net cash provided by operating activities was RMB111.0 million in 2005. This was primarily due to a significant increase in the amount of cash provided by sales of our handset and accessory products from

Management’s discussion and analysis of financial condition and results of operations

RMB1,368.9 million in 2004 to RMB1,806.1 million in 2005, partially offset by an increase of RMB325.3 million in the total amount of accounts receivable and bills receivable in 2005.
Net cash (used in) provided by investing activities
Our net cash (used in) provided by investing activities relates to net cash outflows and inflows from the acquisitions and disposals of our equity investments, net outflows for capital expenditures and changes in the level of our restricted cash. In 2005, our net cash provided by investing activities was RMB18.4 million. Our net cash used in investing activities was RMB43.5 million and RMB185.9 million ($23.8 million) in 2004 and 2006, respectively. In 2004 and 2005, we received RMB21.6 million and RMB50.4 million in cash in connection with CECT’s sale of a 40% equity ownership in CECM. Our capital expenditure cash outflows in 2004 and 2005 primarily relate to machinery and equipment purchases for use at our Huizhou facility. For the period from January 1, 2006 to November 30, 2006, we paid RMB191.6 million ($24.6 million) for the purchase of certain production facilities, staff quarters and warehouses for our new Huizhou factory. Our restricted cash, which relates primarily to bank deposits pledged as securities for bank borrowings, increased by RMB42.6 million and RMB32.6 million in 2004 and 2005, respectively, and decreased by RMB7.1 million ($0.9 million) in 2006.
Net cash provided by financing activities
Our cash flows from financing activities primarily relate to short-term bank borrowings and related company advances. Our net cash provided by financing activities was RMB26.1 million, RMB168.4 million and RMB270.3 million ($34.6 million) in 2004, 2005 and 2006, respectively. In the years ended December 31, 2004, 2005 and 2006, we participated in a cash management arrangement at the direction and discretion of Xing, the objective of which was to provide each entity within the related party group, including our company, the necessary cash resources on an as-needed basis. Consequently, we periodically both transfer cash to and receive cash from certain related parties under such arrangement. These cash flows are unrelated to the production and delivery of our products and services and do not stem from transactions or other events that enter into the determination of our net income. After the execution of the deed of assignment by Xing in respect of the advances to and from the related parties, we had net cash advances to Xing of RMB123.8 million as of December 31, 2004, net cash advances from Xing of RMB48.9 million as of December 31, 2005 and net cash advances from Xing of RMB345.1 million ($44.2 million) as of December 31, 2006, respectively. We plan to use a portion of the net proceeds we will receive from this offering to repay the cash advances from Xing and intend to discontinue entering into these types of intragroup financing transactions after the completion of this offering and to fund our operations through our own capital resources.
Contractual obligations and commercial commitments
The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period

		Less than	1 to	3 to	More than
	Total	1 year	3 years	5 years	5 years

	(amounts in thousands of Renminbi)
Purchase obligations relating to raw materials and components	44,728	44,728	—	—	—
Operating lease commitments	4,283	3,653	630	—	—

Total	49,011	48,381	630	—	—

Management’s discussion and analysis of financial condition and results of operations

Capital resources
We have financed our operations primarily through cash flows from operations and also through bank loans, bills payable and related-party advances. As of December 31, 2006, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB385.8 million ($49.4 million), bills payable issued by various commercial banks with an aggregate outstanding balance of RMB217.0 million ($27.8 million), and outstanding related-party advances in the aggregate amount of RMB345.1 million ($44.2 million). Our short-term bank loans bore average interest rates of 5.5%, 5.8% and 6.0% in 2004, 2005 and 2006, respectively. These short-term bank loans have terms of seven months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. None of these short-term loan agreements require us to comply with financial covenants. Bills payable are interest-free bank borrowings with terms of not more than 180 days. All related-party advances outstanding as at December 31, 2006 were interest-free, unsecured and without fixed terms of repayment.
Capital expenditures
Our capital expenditures were RMB25.4 million, RMB6.1 million and RMB200.5 million ($25.7 million) in 2004, 2005 and 2006, respectively. Our capital expenditures in 2004 and 2005 were mainly used for purchasing production equipment. In 2006, we paid RMB191.6 million ($24.6 million) in cash for establishing the new production facility in Huizhou. We expect to incur capital expenditures of RMB160.0 million ($20.5 million) in 2007, which will be used primarily for the expansion of our production capacity.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
We provided guarantees to Huizhou Qiao Xing for bank borrowings in the amount of RMB130.0 million, RMB223.0 million and RMB190.0 million ($24.3 million) as of December 31, 2004, 2005 and 2006, respectively. We also provided a guarantee of $40.0 million to Xing for senior convertible notes issued to two strategic investors of Xing in June 2006, which are exchangeable into our ordinary shares. We intend to terminate these guarantees after the completion of this offering.
INFLATION
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9% in 2004, 1.5% in 2005 and 1.5% in 2006.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign currency exchange risk
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift

Management’s discussion and analysis of financial condition and results of operations restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest rates for our short-term bank deposits and short-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower, or interest expenses may be higher, than expected due to changes in market interest rates.
Recent accounting pronouncements
In December 2004, the FASB issued SFAS No. 123-R, “Share-based Payment,” which requires the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. We have adopted SFAS No. 123-R for share-based payments made in 2006. In 2006, we recorded share-based compensation expenses of approximately RMB3.5 million ($0.5 million) in relation to the grant by our parent company, Xing, of 120,000 share options, each being fully vested at the date of grant and exercisable into ordinary shares of Xing at an exercise price of $7.00 per share, to a director and certain employees of our company. The impact of adoption of SFAS No. 123-R on the March 19, 2007 option grants is discussed in “Management’s discussion and analysis of financial condition and results of operations — Share-based compensation expenses.” We cannot predict the impact of the application of SFAS 123-R on our consolidated financial statements relating to future awards, which will depend on the level of share-based payments granted in the future and the fair value of those grants.
In July 2006, the FASB issued FASB Interpretations No. 48, “Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006,

Management’s discussion and analysis of financial condition and results of operations and is to be applied to all open tax years as of the date of effectiveness. We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for our fiscal year ending December 31, 2006, with early application encouraged. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

Corporate structure and history
We are a British Virgin Islands company incorporated on January 31, 2002. We became a wholly owned subsidiary of Xing in November 2006 when Xing acquired the remaining 20% equity interest held by Galbo Enterprise Limited. On April 16, 2007 DKR Soundshore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., the holders of senior convertible notes issued by Xing in June 2006, elected to exchange all of their notes for 7,800,000 of our ordinary shares held by Xing effective immediately prior to the commencement of trading of our ordinary shares on the New York Stock Exchange. See “Related party transactions— Arrangements in connection with the senior convertible notes issued by Xing.” Immediately subsequent to the exchange and without giving effect to this offering, we will be 80.5% held by Xing, 17.6% held by DKR Soundshore Oasis Holding Fund Ltd. and 2.0% held by CEDAR DKR Holding Fund Ltd. Xing is a British Virgin Islands company whose ordinary shares have been listed on the Nasdaq Global Market (Nasdaq: XING) since February 1999. Our chairman and vice chairman, Messrs. Zhi Yang Wu and Rui Lin Wu, are also executive officers and directors of Xing. After the completion of this offering and assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares, Xing will own approximately 56.6% of our outstanding share capital and continue to exercise control over our company, including the ability to select a majority of the directors and to influence the outcome of decisions requiring shareholder approval.
We conduct substantially all of our business through our operating subsidiary in the PRC, CECT, in which we own a 93.4% equity interest. CECT was formed in 2000 by six PRC companies. We acquired an initial 65% ownership stake in CECT in February 2003 by purchasing equity interests from the initial shareholders, and have twice increased our ownership position. In July 2005, we increased our equity ownership to 90% through purchases from the other shareholders of CECT and in July 2006 we further increased our equity ownership to 93.4% through a cash capital injection into CECT in which the other CECT shareholder did not participate. Qiao Xing Group, a private company controlled by Messrs. Zhi Yang Wu and Rui Lin Wu, our chairman and vice chairman, respectively, acquired from the last of the original CECT shareholders its 6.6% equity interest in CECT in December 2006. Qiao Xing Group currently does not intend to transfer this 6.6% equity interest in CECT to us or any related party. CECT has a branch located in Huizhou, Guangdong Province.
Set forth below is a chart showing our current corporate structure:

Our business
OVERVIEW
We are one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We operate our business primarily through CECT, our 93.4%-owned subsidiary in China. Currently, all of our products are sold under the “CECT” brand name.
We develop, produce and market a wide range of mobile handsets, with increasing focus on higher-end and differentiated products that generally generate higher profit margins. We sold approximately 1.73 million and 2.26 million handset products in 2005 and 2006, respectively. The average selling price of our handsets was RMB1,012 in 2005 and RMB1,094 ($140) in 2006.
Our in-house handset development teams are based in our two research and development centers in Beijing and Huizhou. Our Beijing research center focuses on developing higher-end and differentiated products, while our Huizhou research center concentrates on developing handsets targeted at the mid-range and economy markets based on existing technologies. Our in-house research and development teams developed a number of handset designs and certain technologies used in producing our handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs, that contribute to our ability to produce differentiated handsets. We also source certain software and hardware designs used in producing our handsets from third-party designers to complement our in-house development capabilities.
We currently have one manufacturing facility in Huizhou, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to EMS providers. We produced approximately 0.52 million units in our Huizhou facility in 2005 and 0.61 million units in 2006. We sourced approximately 1.22 million and 1.60 million units through EMS providers in the same periods. We are constructing a new manufacturing facility in Huizhou, which will significantly increase our current production capacity and will be equipped with five SMT lines and 20 assembly and testing lines. This new facility will also enable us to produce molds, cast components and other handset products and reduce our reliance on third-party suppliers. We had invested approximately RMB191.6 million ($24.6 million) as of December 31, 2006, and plan to invest approximately an additional RMB155.0 million ($19.9 million) in this facility, which is expected to commence operations in the second half of 2007.
Substantially all of our products are sold in China. We sell our products primarily to our national and provincial distributors that resell our products to end customers through their own distribution networks, which are typically composed of local distributors and retail outlets. Our distribution network currently includes seven national distributors, 76 provincial distributors and two direct-sales distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through over 200 after-sales service centers located throughout China.
INDUSTRY BACKGROUND AND TRENDS
Global mobile handset industry
The global mobile handset industry has experienced significant growth in the number of units shipped over the last decade with shipments growing from approximately 42 million units in 1995, based on

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Gartner Dataquest (Mobile Terminals: Worldwide, 1994-2003 (September 1999)), to approximately 817 million units in 2005, a compound annual growth rate of approximately 35%. The industry is expected to continue to grow; in 2006 mobile handset shipments are expected to reach approximately 957 million units, representing an increase of approximately 17% compared to 2005. By 2010, the market is expected to reach annual shipments of approximately 1,266 million units, representing a compound annual growth rate between 2005 and 2010 of approximately 9%. This growth is expected to be largely driven by robust demand in emerging markets in Asia and other emerging countries aided by the increased affordability of mobile handsets in these regions. The table below sets forth, by region, projections for mobile handset shipments.

	Worldwide projected mobile handset shipments by region

	2005	2006	2007	2008	2009	2010

	(Unit shipment figures in millions
China	89.9	115.0	139.7	164.1	187.8	210.1
Rest of Asia/ Pacific, excluding Japan	114.0	148.3	178.4	207.2	240.0	274.2
Western Europe	163.9	168.2	173.0	172.0	176.3	178.0
North America	148.4	163.4	174.7	183.7	193.0	200.4
Latin America	101.8	115.7	112.1	118.5	121.6	126.1
Eastern Europe	78.2	90.9	88.8	91.6	97.3	101.9
Japan	45.0	47.7	49.0	46.2	46.8	47.3
Africa	44.4	66.2	67.1	68.8	72.4	77.2
Middle East	30.9	41.4	45.6	45.9	48.4	51.1

Total	816.5	956.8	1,028.4	1,098.0	1,183.6	1,266.3

Source: Gartner Dataquest (Forecast: Mobile Terminals, Worldwide 2003-2010 (July 2006) and Forecast: Mobile Terminals, Asia/Pacific 2003-2010 (July 2006))
In addition, countries with higher mobile subscriber penetration rates have witnessed a recent migration to feature-rich multimedia handsets. As the global mobile handset industry is expanding from voice-based communications to data-driven applications in the realm of consumer multimedia and computing solutions, sophisticated and function-rich phones are expected to capture an increasingly significant portion of the market. For example, according to Gartner, global sales of smart phones, which are feature-rich phones with multimedia capability and an open operating system, are expected to increase from 9.1 million units in 2003 to 418.0 million units in 2010 and their percentage of total mobile handset sales is expected to increase from 1.7% to 33% during the same period.
PRC mobile handset industry
In recent years, China’s mobile handset market has experienced rapid growth and development. According to Gartner Dataquest (Forecast: Mobile Services, North America, 2001-2010 (March 2006) and Forecast: Mobile Services, Asia/ Pacific, 2001-2010 (April 2006)), China has been the world’s largest wireless telecommunication market in terms of subscribers since 2001. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future. From the end of 2005 to the end of 2006, based on MII data, the number of wireless telecommunication subscribers in China grew from approximately 393 million to 461 million. In addition, according to Gartner, in 2005, mobile handset sales to end users in China were 89.9 million units, representing approximately 11% of global mobile handset sales. This figure is expected to grow at a compound

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annual growth rate of 18.5% through 2010, compared to the expected worldwide growth rate of 9.2% for the same period.
Moreover, China’s mobile telecommunication operators are planning to upgrade their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The PRC government is conducting tests of internationally recognized standards for 3G wireless telecommunication services as a preliminary step before issuing 3G telecommunication operator licenses, although no timetable for issuing 3G licenses has been announced by the PRC government. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China. According to International Data Corporation estimates, that there will be more than 62 million 3G subscribers in China by 2010.
Although the mobile phone penetration rate in China, according to MII data, was 35% at the end of 2006, this rate is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
Key trends and characteristics of the current mobile handset industry in China
We have observed the following key industry trends and characteristics in the mobile handset industry in China:
Growing affordability of mobile handsets
Living standards in China continue to improve and the cost of wireless network usage and mobile handsets continues to decrease through the development of technology and intensifying competition. Mobile handsets have evolved from luxury products into common electronic consumer goods in China with ownership becoming increasingly affordable. These factors drive both the continued growth of first-time users and replacement demand from existing users.
Continuing growth increasingly driven by replacement demand
In addition to growth from first-time mobile phone users, handset demand growth in China has increasingly been driven by replacement demand and, to a lesser extent, secondary phones. Key factors driving this trend include the increasing affordability of mobile phones and the incessant and rapid improvement in their functionality and usefulness through technological innovations.
Increasing demand for differentiated mobile handsets with more functions and personalized features
As mobile phones have become more sophisticated, Chinese mobile telecommunication operators have begun to make more data and other wireless value-added services available on handsets. Doing so is enabling a growing convergence between wireless communications and traditional media, such as TV, radio and magazines, and new media such as the Internet. The result is that mobile phones are now more than just communication devices and are increasingly being used for a variety of personal, work and entertainment purposes. This convergence has made mobile phones more useful for consumers in

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China and has increased demand for sophisticated, yet affordable, handsets. Furthermore, we believe consumers in China, particularly younger generations, often view mobile handsets as fashion accessories, preferring customized and distinctive mobile handset products with greater functionality.
An indicator of this trend is the growth in smart phones. According to Gartner, sales of smart phones in China are expected to grow at a compound annual growth rate of 59% from 2005 to 2010, while sales of mobile handsets generally are only expected to increase at a rate of 18.5% during the same period. Therefore, as new services and mobile handset functions become available to customers, we believe that more wireless telecommunication subscribers will seek to upgrade their mobile handsets to newer products on a more regular basis.
We believe the future success of mobile handset producers in China will, to a large extent, depend on their ability to offer distinctive products that stand out from those offered by their competitors. Successful products are typically those with distinctive features that are popular with different users. The product life cycle of mobile handsets has been shortened significantly compared to the recent past as new handsets with advanced features and different look and feel are continually being launched in this fast evolving market. To succeed, mobile handset brand owners must constantly and rapidly introduce to the market new handsets with enhanced look and feel and functionality but expect to sell them in lower volumes for each model.
Continual evolution of wireless network technologies
Wireless network technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G or 2.5G wireless technology. 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phones using wireless application protocol technology and multimedia messaging service. Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384Kbps. This enhanced data speed has extended the service scope of current wireless infrastructure before the new 3G networks are deployed. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features and applications on their mobile phones, such as online mobile gaming and video communication or downloading. It is generally expected that the MII will issue 3G licenses to mobile telecommunication operators in the near future, and we believe it will contribute significantly to replacement demand from existing subscribers.
Highly competitive market
Competition in the mobile handset market in China is intense. While international mobile handset brand owners have achieved substantial market share, new Chinese mobile handset brands and handsets are continually being introduced to the market. Based on MII data, there are currently over 60 mobile handset manufacturers in China. We believe competition is being fought on multiple fronts such as cost, functionality and industrial design. The market is continuously evolving and the ability to quickly interpret and adapt to trends is a key driver of success.
Increasing presence of mobile telecommunication operators and large electronic retailers in handset distribution
As in international markets, mobile telecommunication operators and large electronics retailers have become increasingly important as distribution channels in recent years. According to the Chinese government-backed consultancy China Computer and Information Development Group (CCID), mobile telecommunication operators and large electronics retailers accounted for 35.7% of handset sales in the first quarter of 2006 compared with 20.9% in the fourth quarter of 2003. Mobile telecommunication operators are increasingly trying to differentiate themselves by launching custom-

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ized services, which in turn often require customized handsets that can support these services. Coupled with this, mobile telecommunication operators are buying more handsets as they use handset promotions in order to win and keep customers. Large electronics retail chains, such as GOME Electrical Appliances Holdings Limited and Suning Appliance Co., Ltd., are rapidly expanding throughout China and their proliferation is contributing to the increase in consumer spending on personal electronics.
We cannot assure you that we will benefit from the projections and trends regarding the mobile handset industry set forth in this section.
OUR STRATEGIES
Our goal is to strengthen our competitive position in the Chinese mobile handset market while maintaining our strong profitability. The key strategies we intend to implement in order to achieve this goal include the following:
Focus on developing and marketing differentiated products to achieve higher profit margins
Our strategy is to develop and market differentiated products in the Chinese handset market. We believe this strategy allows us to achieve higher average selling prices while avoiding direct competition with mass market competitive products. This strategy has also been a key factor in enabling us to consistently achieve relatively high profit margins. We achieved operating margins of 7.1%, 14.7% and 14.4% in 2004, 2005 and 2006 (combined).
We have a proven track record of developing products with unique features often not otherwise available in the market. In 2004, we rolled out our T868 series handsets, which were unique at that time in China for combining ultra-small design and handwriting functions. The T868 series became our best selling model in 2005 and generated high profit margins during most of its economic life cycle. Similarly, in 2006, we rolled out ultra-long standby products in anticipation of changing market demands for phones with the ability to stay powered for long periods without recharging. These ultra-long standby products, including the A1000 and the IP1000, were among our top-selling products in 2006 and, we believe, are popular with business users.
There are two factors that underpin our success to date in executing this strategy. First, we believe the requirements and preferences of users in China differ significantly from other markets globally and are rapidly changing. For example, mobile phone users in China typically subscribe for more non-voice services, such as short message services, or SMS, and wireless value-added services that often offer media content, than mobile phone users in western countries. We have consistently dedicated resources to identifying such requirements early on, while leveraging our management team’s long experience in the Chinese handset market. Second, unlike many of our competitors, who principally rely on third parties for design and engineering, we have invested heavily in building capabilities in-house so that we are able to quickly develop new products and model options to serve the identified market requirements.
Build upon our strong product design and engineering capabilities
We have invested significant financial and human resources over the last few years in building our in-house design and engineering capabilities. We have focused on developing our capabilities to international standards in all critical areas of handset research and development, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, including baseband designs and radio frequency circuit designs, production technology designs and production testing systems. As of December 31, 2006, we had 153 research and development personnel, which

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included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance.
We have two research and development centers located in Beijing and Huizhou. Our Beijing research center, which had 102 staff as of December 31, 2006, focuses on developing higher-end and differentiated products. Our Huizhou research center, which had 51 staff as of December 31, 2006, concentrates on developing mid-range and economy products. Currently, our Beijing and Huizhou research centers provide a majority of our handset designs. Our goal is to reduce our reliance on EMS providers and we are, therefore, investing to expand our manufacturing facilities in Huizhou.
We believe our strong in-house research and development capabilities have been critical in enabling us to develop differentiated handsets for the market. Through the development of our own technologies and in collaboration with third-party technology providers, our research and development team has successfully introduced a number of new technologies to the market, such as ultra-long standby battery technology and handwriting recognition functionality. Some of our best selling products, such as the A1000 and T868 series, were substantially designed in-house.
In-house research and development and manufacturing capabilities provide additional competitive advantages, including flexibility to quickly design and manufacture new products in response to changing market trends. This ability to have a shorter time-to-market for new products is critical in the rapidly changing handset market. We are also able to achieve cost advantages as we can design and manufacture handsets at a lower cost than is possible through outsourcing.
Maintain an extensive nationwide distribution network and develop new markets and distribution channels
We have established an extensive distribution network consisting of seven national distributors, 76 provincial distributors and two direct sales distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, we have established an extensive after-sales service network operated by certain of our distributors and other third parties. We find that it is more effective for our distributors to provide after-sales service as they are closer to our end customers.
We believe our distributors have a good understanding of the market and are knowledgeable and experienced in the sales and marketing of our products. We develop distinct distribution strategies for each handset product depending upon factors such as expected sales volumes and likely end customer profiles.
Among our provincial distributors, 22 have been working with us for three years or longer. A substantial majority of our provincial distributors have been engaged in the handset distribution business for lengthy periods and have established their own distribution channels. We believe that the extensive coverage of our experienced distributors and our after-sales service network help to promote our sales and allow us to build strong product and brand images. All of our provincial distributors have agreed to exclusivity arrangements under which they will sell only our handsets within their respective territories. These relationships allow us to test new handset ideas and models to assess the likely success of the product while helping to prevent information leakage to our competitors.
We intend to strengthen and expand our conventional distribution network by recruiting more sales and marketing personnel, increasing the number of retail outlets that carry our products, and improving the quality and geographic coverage of our distribution network and after-sales services.
We are also developing alternative distribution channels for our products. We recently started to market and sell our handset products to end users through TV direct sales programs, which we believe have increased our penetration into medium and small cities, enhanced our brand recognition and

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helped to generate additional demand from other distributors. In addition, we are actively working on opportunities to cooperate with national mobile telecommunication operators to utilize their channels to distribute our products and intend to increase direct selling to large consumer electronics retail chains. We also plan to selectively enter into international markets in which we identify an opportunity to sell differentiated products and where we believe we will be able to minimize our distribution and marketing costs in order to maintain a reasonable return on sales.
Reduce unit costs
We focus on lowering our cost structure through:

•	Design standardization— First, we actively promote component standardization wherever possible. The use of standard components across as many handset models as possible enables us to obtain lower prices as we buy components in larger quantities and allows us to better manage our inventory across various handset models. Second, we focus our development efforts around a limited number of core handset designs which can be easily customized to produce multiple models with varying features. Doing so reduces our product development and production costs and achieves greater component standardization across our various handset models. Our IP100 and IP1000 model handsets each offer different features but are based on the same platform;

•	Raw material and component cost reductions— We have several strategies designed to decrease the costs of raw materials and components used in our products. One strategy involves localizing our procurement efforts to acquire more materials and components from domestic vendors, which typically offer lower prices, faster delivery and help us to avoid currency risk. We currently source a substantial portion of our materials from local suppliers. Second, we aim to capitalize on the general trend of decreasing prices for the main raw materials and components used in the manufacture of handsets;

•	In-house design and manufacturing— Unlike many domestic players, we do not rely entirely on third-party suppliers of technology or manufacturing services. We believe it is more cost effective to develop and manufacture products in-house and it also enables us to produce differentiated products serving varied customer demands. For example, we have plans to increase our in-house molding capabilities to enable us to manufacture our own casings at significantly lower cost than is possible through outsourcing while also enabling better quality control. We also plan to significantly increase our manufacturing capacity with the expected completion of our Huizhou plant in the second half of 2007; and

•	Benefits from scale— As our business grows, we increasingly leverage our scale to reduce component costs and achieve operational efficiencies by lowering fixed costs such as sales, marketing and general administration expenses on a per unit basis.
Achieve our growth objectives while maintaining our focus on profitability and conservative balance sheet management
Our objective is to deliver growth while maintaining strong profitability. In our fast moving industry, an ability to read trends and maintain a healthy balance sheet is critical to financial success. Over the years, we believe many handset makers experienced difficulties because they focused primarily on revenue growth without paying enough attention to profitability or balance sheet strength. We have maintained our financial strength by adopting various measures to maintain and improve profit margins while adopting prudent balance sheet management. These measures include developing differentiated products targeted at niche markets that offer higher profit margin potential, reducing our development and production costs, improving our operational efficiencies and keeping tight control

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over our inventory and receivables. With this strong focus on financial performance, we were able to improve our operating margin from 7.1% in 2004 to 14.4% in 2006 (combined).
OUR PRODUCTS
We manufacture and sell a wide variety of mobile handsets that are primarily based on GSM global cellular technologies. All of our products are currently offered under the “CECT” brand name.
We sold approximately 1,353,000, 1,730,000 and 2,262,000 handset products in 2004, 2005 and 2006, respectively. The average selling prices of our handsets were RMB1,011, RMB1,012 and RMB1,094 ($140) in 2004, 2005 and 2006, respectively.
We have devoted significant resources to developing and producing handset products with various features that are targeted at different consumer segments. For example, at the end of 2004, we rolled out one of our most successful handset models, the T868 series with ultra-small design and a handwriting recognition function. In 2004, 2005 and 2006, we rolled out 43, 49 and 55 new handset models, respectively. As of December 31, 2006, we offered approximately 53 different handset models to our customers. These products include features such as multimedia functions, touch-screen pads, open operating systems, built-in 4-megapixel video cameras, large LCD screens, ultra-long standby battery and ultra-thin design. Our ultra-long standby products provide up to 1,700 hours of standby time, a feature which we believe is not available in any of our competitors’ products.
We develop and produce our products based on a limited number of handset platform designs, which can be easily customized according to required specifications to produce multiple models with varying features. For example, our IP100 and IP1000 models are all based on the same platform design. In 2004, 2005 and 2006, we introduced 17, 13 and 23 new platform designs, respectively.
The following table sets forth the key features and launch time of our main handset products that are currently available on the market.

Date of
Model	Key features	commercial launch

A100	Multimedia; touch screen	June 2005
V180	Handwriting; metal case; multimedia	November 2005
A1000	Ultra-long standby battery; aluminum case; handwriting; multimedia	April 2006
IP1000	Ultra-long standby battery; 4-megapixel video camera; aluminum case; handwriting; multimedia	August 2006
C1000	Ultra-long standby battery; metal case	November 2006
T100	Fingerprint identification; ultra-long standby battery; multimedia; large LCD design	April 2007
S10	Fingerprint identification; ultra-thin; multimedia; large LCD design	April 2007
In addition to these main handset products, we also offer to our customers lower priced mobile handset models, such as our T680, S568, E818 and Q200 handset models.

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In addition, we are currently developing and expect to launch in 2007 new handset models with more advanced features, such as Global Positioning System, or GPS functions, built-in TV and fingerprint identification. The following table sets forth the key features and expected launch time of our main handset products that are currently in the development or testing phase.

Expected date of
Model	Key features	commercial launch

BT30	Built-in TV; fingerprint identification; ultra-long standby battery; multimedia; large LCD design	May 2007
BT50	Built-in TV; fingerprint identification; ultra-long standby battery; multimedia; large LCD design; GPS	July 2007
C8000	Dual SIM (Subscriber Identity Module) cards; ultra-long standby battery; four speakers	July 2007
Mobile handset models typically have a limited economic life, which is approximately 12 to 15 months for particularly successful handsets and four to six months for most other handsets. Our higher-end and differentiated products that incorporate features which are different from our competitors’ products usually have longer economic lives than our other products. From 2004 to 2006, we sold approximately 0.57 million units of T868 model handsets, 0.50 million units of T800 model handsets, 0.14 million units of A100 model handsets, 0.42 million units of V180 model handsets and 0.48 million units of A1000 model handsets. The revenue we derive from a particular model typically declines as the product approaches the end of its economic life. The following table sets forth our five best selling products and product series in terms of sales generated in each of 2004, 2005 and 2006.

	For the year ended December 31,

	2004			2005			2006

Product	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank

	(amounts in thousands of Renminbi, except percentages and rankings)
A1000 series	—	—	—	—	—		478,015	18.8%	1
V180 series	—	—	—	—	—		419,634	16.5%	2
IPD series	—	—	—	—	—		377,106	14.9%	3
CECT3270 series	—	—	—	—	—		256,554	10.1%	4
T800 series	—	—	—	389,791	20.9%	2	110,162	4.3%	5
T868 series	114,333	8.1%	4	459,426	24.6%	1	—	—
S series	397,488	28.1%	1	—	—		—	—
Q series	339,665	24.0%	2	131,531	7.1%	4	—	—
T688	121,167	8.6%	3	107,720	5.8%	5	—	—
QX series	—	—	—	135,759	7.3%	3	—	—
T520	65,659	4.6%	5	—	—		—	—
RESEARCH AND DEVELOPMENT
The mobile handset industry is characterized by rapid technological developments, frequent launches of new products and services, changes in customer preferences and behavior, and evolving industry standards. In order to maintain our long-term profitability and financial and operating success, we must continually develop new mobile handsets that are attractive to users to replace our existing handsets as they reach the end of their economic lives. The success of our handsets will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences.
We believe that we have strong product development capabilities for mobile handsets. Our research and development team has developed a number of distinctive handset designs and certain product and process technologies used in producing our handsets, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, such as baseband and radio frequency

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circuit designs, production technology designs and production testing systems, that contribute to our ability to produce differentiated products. We also designed the ultra-long standby batteries used in our products, which are produced by a third-party. In 2004, 2005 and 2006, our total research and development expenditures were RMB15.4 million, RMB16.1 million and RMB16.3 million ($2.1 million), respectively. As of December 31, 2006, we employed 153 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance. Approximately 80% of our research and development personnel have undergraduate or higher education degrees.
We have strengthened our product development capabilities in recent years. With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. In 2004, 2005 and 2006, we designed, developed and rolled out 43, 49 and 55 new handset models, respectively.
Our research and development efforts concentrate on developing higher-end and differentiated products. Our research and development expenditures have been, and will continue to be, directed primarily at enhancing our ability to design and develop mobile handsets tailored for the PRC market and differentiated from the products of our competitors. As part of our cost reduction efforts, we also direct part of our research and development resources to increase the percentage of locally sourced raw materials and components used in producing our handsets.
Our in-house handset development teams are based at our two research and development centers in Beijing and Huizhou. Our Beijing research center had 102 research and development personnel as of December 31, 2006 and focuses on developing higher-end and differentiated products. The products developed by our Beijing research center include our T868, A1000, IP1000, T100 and BT30 handset models. Our Huizhou research center had 51 research and development employees as of December 31, 2006 and concentrates on developing handsets for the mid-range and economy markets based on existing technologies. The products developed by our Huizhou center include our CECT3270, CECT6600 and V618 handset models. Our in-house development teams are currently developing and testing new models with features such as GPS, a built-in TV and fingerprint identification.
We also outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to certain independent mobile handset designers in China, such as China Techfaith Wireless Communication Technology Limited.
MANUFACTURING
Manufacturing facilities
We currently manufacture our products in an approximately 3,700 square meter manufacturing facility located in Huizhou, Guangdong Province, China, which commenced operations in September 2004. This facility is located on property we lease from third parties. As of December 31, 2006, our Huizhou facility was equipped with three SMT lines and seven assembly and testing lines, with annual production design capacity of 1.5 million units. Our design capacity represents the maximum output of our existing equipment based on their design specifications. However, there is typically a substantial difference between our design capacity and our actual output due to various factors, including the high number of different models we produce and the time required to adjust the production line and conduct test production for each new model change. We produced approximately 22,000, 525,000 and 612,000 units of our own handsets in 2004, 2005 and 2006, respectively, at our Huizhou facility. As of December 31, 2006, we had an aggregate of 550 manufacturing employees working in this facility.

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We also outsource the production of a substantial portion of our products to EMS providers, thereby leveraging their production process technology and capability. For example, since November 2004, we have outsourced the production of certain of our mobile handsets to Beijing Elcoteq Electronics Co., Ltd., or Elcoteq. Under this arrangement, Elcoteq established production lines mainly using its own equipment and we provide product design as well as certain equipment and all components used for the production. Elcoteq is also obligated to provide after-sales services for products it manufactured for a period of 15 months. The production volumes under such arrangements were approximately 1,543,000 units in 2005 and 1,598,000 units in 2006. Since we have recently improved our production process technology and capability, we expect to reduce our reliance on EMS providers in the future. We believe that our business is not substantially dependent on any individual EMS provider.
In addition, we provide handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets. We produced approximately 290,000 and 307,000 handsets under such arrangement in 2005 and 2006, respectively. Although we plan to continue to provide these processing services, we intend to do so on a more limited basis as we continue to focus instead on the manufacture of our own products.
We are expanding our production capacity by constructing a new manufacturing facility in Huizhou on property that is owned by us. The new facility will consist of approximately 86,000 square meters and will have an annual production capacity of three million units. This new facility will also allow us to produce molds, cast components and other handset parts, thereby enabling us to reduce our reliance on third-party suppliers of handset components and EMS providers. As of December 31, 2006, we had invested an aggregate of RMB191.6 million ($24.6 million) for this new facility, and expect to invest approximately an additional RMB155.0 million prior to its completion. We expect this facility will become operational in the second half of 2007 and we plan to move our production to our new facility in the second half of 2007. We plan to continue to utilize our existing Huizhou facility until our migration to the new facility is completed so as to avoid disruption to our manufacturing activities. We may also continue to utilize all or a portion of the existing Huizhou facility thereafter depending on our expectations of future handset demand.
Raw materials and components
Our raw materials and components costs accounted for 95.5% of our total cost of goods sold in 2004, 91.7% in 2005 and 94.6% in 2006 (combined). The principal raw materials and components used in the production of our mobile handsets are chipsets, molds, LCD screens, casing, cameras, batteries and keypads.
We source raw materials and components based on price and quality. We believe continuing price negotiations with our suppliers have contributed to our profitability in the past few years. We source chipsets and high-end LCD screens and cameras primarily from overseas suppliers due to the better quality of their products. For example, we source chipsets from Philips NXP and Skyworks Solutions, Inc. and LCD screens from LG Electronics, Truly Semiconductors Ltd. and Marubeni Corporation. As part of our continuing cost control efforts, we also locally source a significant portion of the raw materials and components used in our manufacturing process, including primarily casing, batteries, cable and low-end LCD screens and cameras. The use of locally sourced raw materials and components also shortens our lead order time and provides us with better access to technical and other support from our suppliers. We also enjoy volume discounts for purchasing certain raw materials and components from our suppliers.
We seek to diversify the supply sources of raw materials and components and to date have not experienced any material disruption of our manufacturing operations due to insufficient supply of raw

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materials or components. We currently source raw materials and components from approximately 300 suppliers. We do not anticipate any significant interruption in the supply of our raw materials and components that would have a material impact on our business in the future. The aggregate costs attributable to our five largest raw materials and components suppliers in 2004, 2005 and 2006 were 63.2%, 55.5% and 77.9%, respectively, of our total purchases during the relevant periods. However, we believe that our business is not substantially dependent on any individual supplier.
We currently depend on a single supplier for certain components used in our production, including ultra-long standby batteries and 4-megapixel cameras, since these components incorporate unique high-tech features that make them relatively unavailable in the market. We have maintained good relationships with our suppliers for these two components. We are also actively exploring alternative supply resources for these components.
We outsource the production of molds to third-party manufacturers based on our designs. We purchase other raw materials and components using both forecast orders and purchase orders. To ensure our suppliers will have sufficient time to prepare the components according to our requirements, we typically make a forecast order three or four months before the expected delivery time. The forecast order is not binding on either party. We then make a confirmed purchase order four to eight weeks prior to the delivery time. We separately negotiate the price for each purchase order and typically do not enter into long-term supply contracts.
We maintain different inventory levels of our raw materials, depending on the type of product and lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital, and the need to ensure that we have access to adequate supplies. As of December 31, 2004, 2005 and 2006, we had RMB102.7 million, RMB111.4 million and RMB132.0 million ($16.9 million), respectively, of raw materials in inventory.
Production management
We closely monitor our inventory levels based on sales levels. We typically maintain an aggregate of approximately 30,000 units of inventory of our finished products. We plan our production on a monthly basis based on anticipated demand and make periodic adjustments to our actual production and inventory levels based on actual orders received.

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Manufacturing process
The following diagram shows the general production stages for our handsets:
Quality control and certifications
Our quality control procedures include raw material and components quality inspection and testing. In addition, we have established inspection points at key production stages to identify product defects during the production process. Our finished handset products are inspected and tested according to standardized procedures. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.
Our manufacturing facility obtained the ISO 9001 quality management system certification in 2000.
DISTRIBUTION AND MARKETING
Distribution network
Substantially all of our products were sold to customers in mainland China. We sell our products primarily to our national and provincial distributors that resell our products to end customers through their own distribution networks, which are principally composed of local distributors and retail outlets. Our distribution network currently includes seven national distributors, 76 provincial distributors and two direct-sales distributors. These distributors sell our products to approximately 300 local distributors and over 4,000 retail outlets and directly to end users, covering 27 provinces and municipalities in China. These retail outlets mainly include handset retail chains, electronic appliance retail chains and department stores. In addition to traditional distribution channels, we are also actively exploring other channels. For example, we recently started to market and sell our handset products to end users through TV direct sales programs, which we believe have increased our penetration into medium and small cities, enhanced our brand recognition and helped to generate additional demand from our other distributors.
We enter into distribution agreements with our national and provincial distributors. Under these agreements, our national distributors are granted the exclusive rights to distribute certain of our products in China. Our provincial distributors are granted the exclusive rights to distribute selected products within their respective territories. Under such exclusive distribution arrangements, no distributor is allowed to sell the same product in the same region with other distributors, which effectively eliminates competition among our distributors. We provide our distributors with product

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and training guidelines for each of our products and require them to observe these guidelines and provide trainings to employees working at the retail outlets. We regularly monitor and review our distributors’ sales performance and compliance with our guidelines and contract terms. Our distributors engage in self-initiated promotional activities within the scope of guidelines provided by us, and bear the costs associated with such activities.
Sales generated by our five best-performing distributors accounted for approximately 60.1%, 42.0% and 76.0% of our revenue in 2004, 2005 and 2006, respectively, and the best-performing distributor accounted for approximately 28.3%, 23.2% and 28.4% of our revenue in the same periods. Our distribution agreements generally have a term of one year, but in some cases may extend as long as five years for key distributors. However, the best-performing distributors varied and their respective percentages of our revenue fluctuated significantly in each of the above periods. Although we rely on distributors for the sale, marketing and after-sales support of our products, we believe our business is not substantially dependent on any individual distributor.
Marketing
We market our handsets through traditional mass media channels, including television, newspapers, magazines, the Internet and outdoor media, such as billboards. In addition, we also provide guidelines to our distributors for conducting promotional activities at retail outlets, such as offering products at discount prices during holiday seasons.
Pricing
We set the prices of our products based on our development and production costs, the prices of competing products and end-user feedback we collect through our distributors, and review and adjust our product pricing periodically based on these factors. Due to rapidly evolving technology developments that lower our production costs, intense market competition and changes of consumer tastes and preferences, we typically experience gradual price declines during the economic lives of our products.
To avoid pricing competition among our distributors, we set retail price-setting guidelines for our products. Under these guidelines, distributors are permitted to sell our products within a pre-determined range, which provides them with limited flexibility in terms of pricing.
AFTER-SALES SERVICES
We have established uniform replacement and warranty policies for each of our products. Certain of our distributors and other third-parties provide after-sales services for our products, including handset replacements, components replacements and repairs, through over 200 after-sales service centers located throughout China. We enter into agreements with those service providers, under which we are obligated to bear the costs of materials used for after-sales services provided during the warranty period. The after-sales service providers bear all other expenses, including cost of materials for services provided after the warranty period has expired as well as labor expenses. We are also responsible for the training of after-sales service personnel.
INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS
We utilize our internally developed technologies and intellectual property rights to develop, design and manufacture our handset products. Our internally developed technologies and intellectual property rights are an important element of our business operations and a competitive tool for us.

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We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes a confidentiality clause and a clause acknowledging that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk factors— Risks related to our business— We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”
We have not applied for patents or registered copyrights in China for most of our inventions, original works of authorship, developments and improvements relating to the mobile handsets we produce. See “Risk factors— Risks related to our business— We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.” Although we believe that, as of today, patents and copyrights have not been essential to maintaining our competitive market position, we intend to assess appropriate occasions in the future for seeking patent and copyright protections for those aspects of our business that provide significant competitive advantages.
We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party and anticipate to receive the final approval of our application from the China Trademark Office in 2008. See “Related party transactions— Transfer of trademark application rights.” In addition, as of December 31, 2006, we had 14 trademark applications pending with the China Trademark Office.
TECHNOLOGY LICENSES AND AGREEMENTS
In addition to our internally developed technologies and know-how, we also depend on technologies licensed from third parties to design and manufacture our products.
A summary of our key technology licenses and agreements are described below:

•	Under a technology license agreement entered into by CECT with Huayu Ziyuan Software Technology (Beijing) Co., Ltd., or Huayu, dated May 25, 2004, we were granted the right to use the word processing system developed by Huayu for a period of five years;

•	Under a software license agreement entered into by CECT with Mobile Soft Technology (Nanjing) Co., Ltd. on October 28, 2005, we were granted the right to use certain software that supports wireless application protocol and multimedia messaging service functions in our handsets for a period of two years; and

•	Under a technology license agreement entered into by CECT with Beijing Qinghua Ziguang Wintone Information Technology Ltd., or Qinghua Ziguang, dated March 13, 2006, we were granted the right to use the handwriting technology developed by Qinghua Ziguang for a period of two years.

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We believe that none of these license agreements is critical to our business and that we can identify alternative technologies and technology providers without undue disruption to our business and operations. However, we cannot assure you that the loss of one or more of these licenses will not have a material adverse effect on our business. See “Risk factors— Risk related to our business— We rely on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt our production and have a material adverse impact on our business.”
COMPETITION
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We face significant competition from a number of competitors, including domestic mobile handset producers such as Lenovo Group Limited, Bird Ningbo Co., Ltd., Amoi Electronics Co., Ltd., Konka Group Co., Ltd., TCL Communication Technology Holdings Limited, and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us.
International mobile handset makers tend to have established and well-known brands, which we believe Chinese consumers tend to find desirable relative to domestic Chinese brands. Domestic mobile handset manufacturers in China generally compete on style, functionality, price, quality, after-sales service and breadth of products, and are constantly exposed to the risk that competitors may implement new technologies, or may offer lower prices, additional products or services or other incentives that they are not able to offer.
Since we commenced our handset business operations, we have experienced significant price and margin pressures due to intense market competition. However, we have been able to maintain relatively high product margins due to our strategic focus on developing higher-end and differentiated products, which provides us with a competitive advantage over other handset manufacturers. Price competition may become even more intense in the future and we cannot guarantee we will be able to maintain the current level of our profit margins.
In addition, we also face competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. However, we believe that these manufacturers are able to keep their production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government action against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the PRC government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling their mobile handsets, our market share and our results of operations could be materially adversely affected.

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As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers. Additionally, we face increasing competition from mobile telecommunication operators that are increasingly offering mobile devices under their own brands.
ENVIRONMENTAL MATTERS
Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We believe that we have obtained all requisite environmental permits and approvals to conduct our business.
EMPLOYEES
As of December 31, 2006, we had 812 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2004, 2005 and 2006, respectively:

	As of December 31,

Functions	2004	2005	2006

Manufacturing and engineering	364	470	550
General and administration	68	74	77
Marketing and sales	6	18	32
Research and development	99	152	153
We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel. As of December 31, 2006, 20.3% of our employees held university or graduate degrees.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2004, 2005 and 2006 was approximately RMB1.0 million, RMB1.2 million and RMB1.3 million ($0.2 million), respectively.
We adopted our 2007 equity incentive plan in March 2007 to provide an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of April 1, 2007, there were outstanding options to purchase 3,916,520 ordinary shares held by one of our directors, officers, employees and one consultant. 4,083,480 ordinary shares remain reserved for issuance under this plan.
We enter into a standard employment agreement with our management and research and development personnel that includes confidentiality and non-competition provisions. These contracts include a covenant that prohibits each of them from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company. Under current national and local PRC laws and regulations, which vary by jurisdiction, we cannot assure you that the non-competition provisions will be enforceable in all cases.

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We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.
INSURANCE
Qiao Xing Telecommunication Industry Co., Ltd., an independent third party, maintains property insurance for its premises in Huizhou, in which our current production facility is located. The aggregate maximum amount covered by this policy is equivalent to approximately RMB154.9 million ($19.6 million). We also maintain property insurance for our automobiles. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
OUR PRINCIPAL FACILITIES
Our corporate headquarters are located in approximately 2,600 square meters of office space in the CECT Building in Beijing for which we have entered into a lease that expires in November 2007. Our current manufacturing facility is located in a leased property of approximately 3,700 square meters in Huizhou. This lease expires in 2008. In addition, we hold the land use rights for property with an area of approximately 100,000 square meters in Huizhou, on which our new manufacturing facility is under construction. The land use rights for 77,410 square meters of this land will expire in September 2051 and for 22,590 square meters will expire in September 2052.
We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
LEGAL AND ADMINISTRATIVE PROCEEDINGS
From time to time, we are involved in a number of legal proceedings, both as plaintiff and as defendant, arising in the ordinary course of our business, including intellectual property right infringement claims that have been brought against us. We do not expect any of these claims or actions, individually or in the aggregate, to have a material adverse effect on our business, results of operations or financial condition and we are not aware of any pending or threatened litigation, arbitration or administrative proceedings against us that could have such an effect.

Regulations
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
CHINESE REGULATORY FRAMEWORK FOR THE TELECOMMUNICATIONS INDUSTRY
Overview
China’s telecommunications industry, including the mobile handset manufacturing industry, is heavily regulated, primarily through MII, which is under the supervision of the State Council. In addition, a number of other government departments, such as the NDRC, also have regulatory authority over various aspects of the telecommunications industry.
The telecommunications industry in China is regulated at both the national and provincial levels. At the national level, MII is the primary regulatory authority and, together with other regulatory authorities, such as the NDRC, is responsible for, among other things:

•	Formulating and enforcing industry policies, regulations and technology standards;

•	Granting network access licenses for telecommunications equipment;

•	Supervising the quality and the operation of telecommunications equipment connected to public telecommunication networks; and

•	Together with other relevant regulatory authorities, formulating the macro-planning of mobile telecommunications equipment production.
At the provincial level, provincial telecommunications authorities, together with other relevant regulatory authorities, are responsible for implementing and enforcing the policies and regulations formulated by MII, as well as other central government authorities, within their provinces.
The Chinese government is currently in the process of drafting a telecommunications law in order to establish a uniform regulatory framework for the telecommunications industry in China. However, it is not clear when the law will be adopted. Pending the adoption of the telecommunications law, the PRC Telecommunications Regulation issued by the State Council on September 25, 2000, or the Telecommunications Regulation, is currently the main regulation governing the telecommunications industry in China. The Telecommunications Regulation covers all key aspects of telecommunications operations, including, among others, access of telecommunications equipment to networks such as for use in the mobile handset industry.
MII license
The PRC government regulates telecommunications equipment manufacturing primarily through requiring network access licenses for telecommunications equipment, under a unified network entry approval and certification system established pursuant to the Notice Regarding the Implementation of Network Entry License System for Mobile Communications Terminal Products, promulgated on May 19, 1994 by the Ministry of Posts and Telecommunications, the predecessor of MII.
On May 10, 2001, MII promulgated the Administration Measures of the Network Access of Telecommunications Equipment. According to these measures, all telecommunications terminal equipment that is subject to the network entry license system, including mobile handsets, must obtain a network access license issued by MII in order for that product to have access to public telecommunications networks and to be sold in China.

Regulations

To obtain a network access license, a handset manufacturer must submit an application to MII, together with a test report issued by a telecommunications equipment testing organization recognized by the General Administration of Quality Supervision, Inspection and Quarantine, or the GAQSIQ, and authorized by MII, or a product quality certificate issued by a state-designated certification agency. Handset manufacturers must place a sticker on the licensed handset bearing the mark of the network access license issued by MII. Each network access license is valid for three years. Handset manufacturers must submit applications to renew such licenses at least three months before the expiration of the three-year period. In addition, manufacturers must re-apply for such a license if there are any changes in the technology or certain other prescribed particulars of the licensed handset.
MII requires handset manufacturers to implement a comprehensive quality control system and provide after-sales services for their licensed products. These requirements apply equally to both domestic and foreign manufacturers and to both equipment produced in China and equipment imported from overseas. The GAQSIQ, in consultation with MII, carries out on-the-spot checks to supervise the quality of the licensed telecommunications equipment and publicly announces the results of such spot checks. Any violation of these requirements may result in penalties in the form of a suspension of the network access license, a warning or a fine.
In addition, according to the Implementation Rules for Compulsory Certification of Telecommunications Equipment issued by the Certification and Accreditation Administration of the PRC on December 7, 2001 and the Administration of Compulsory Product Certification Provisions issued on December 3, 2001 by the GAQSIQ, starting from May 1, 2002, certain telecommunications terminal products, including wireless terminal products (such as GSM and CDMA handsets) and multimedia terminal products become subject to a mandatory certification program by designated governmental agencies, known as the China Compulsory Certification, or the 3C. A 3C certificate will be issued to terminal products after testing of such products against standards for health and safety, telecommunications network security and radio compatibility. Terminal products without 3C certificates cannot be sold or used in telecommunications networks in China, regardless of whether a network access license has been obtained for such product.
We have obtained 3C certificates and network access licenses for all models of the handsets we manufacture.
NDRC approval
In China, investments in fixed assets are generally subject to the approval of the NDRC (or its predecessor, the State Planning Commission). On December 31, 1998, MII and the State Planning Commission jointly issued the Notice of Accelerating the Development of the Mobile Telecommunications Industry. This Notice emphasizes that mobile handset production projects shall be subject to the approval of the State Planning Commission, after MII’s examination of such projects. Furthermore, mobile handset production shall be incorporated into the national guidance plan approved annually by the State Planning Commission.
In 2004, the State Council promulgated the Decision of Investment Regime Reform, which provides that certain types of investment projects, including mobile handset production investment projects, shall be verified by the NDRC. On February 19, 2005, the NDRC promulgated the Several Regulations on the Verification of Mobile Communication Systems and Terminal Product Investment Projects, which provides that mobile handset manufacturers must first obtain verification from the NDRC, which shall solicit the opinion of MII before issuance of such verification.
As a result of the gradually decreasing involvement of regulatory authorities, licenses to manufacture mobile handsets have become increasingly easy for domestic enterprises to obtain. According to the

Regulations

NDRC’s website, as of August 28, 2006, 37 entities had obtained verification from the NDRC for the production of mobile handsets.
We possess all licenses and verifications necessary to conduct our business as a manufacturer and seller of mobile handsets in China under these and all other applicable laws and regulations.
ENVIRONMENTAL REGULATIONS
We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. As a result, we are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution. We believe we are in compliance with these environmental laws and rules in all material respects.
DIVIDEND DISTRIBUTION
The principal regulations governing distribution of dividends paid by Sino-Foreign Equity Joint Ventures include:

•	The Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1979), as amended;

•	Regulations for the Implementation of the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1979), as amended;

•	Regulation of Settlement, Sale and Payment of Foreign Exchange (1996); and

•	Circular on Improving the Administration of Foreign Exchange in Foreign Direct Investments (2003).
Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.
OTHER REGULATORY MATTERS
In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation

Regulations

of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Based on the advice of our PRC counsel, King & Wood, and after consultation with relevant SAFE officials, we believe the PRC resident shareholders of our parent company, Xing, were required to complete their respective SAFE registrations pursuant to the SAFE notice. Since Xing’s PRC resident shareholders did not complete their SAFE registrations before March 31, 2006, the local SAFE branch will not accept their applications for SAFE registration until the detailed rules concerning the penalties for those who failed to make their SAFE registrations before March 31, 2006 are implemented. However, we believe the likely penalties for failure to complete the SAFE registration will be nominal and there should be no other legal obstacles for Xing’s PRC resident shareholders to complete or amend their respective SAFE registrations with respect to Xing. See “Risk factors— Risks related to doing business in China— Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, if applied to us, may subject the PRC resident shareholders of us or our parent company to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.”
On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.
We believe, based on the opinion of our PRC legal counsel, King & Wood, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC will not require us to obtain their approval for this offering given the fact that our current corporate structure resulted primarily from a series of acquisitions of equity interests in CECT from unrelated parties for the purpose of increasing our handset manufacturing capacity and the acquisition of all of these equity interests was legally completed before the new regulation became effective. See “Risk factors— Risks related to doing business in China— If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.”

Management
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth information regarding our directors and executive officers upon completion of this initial public offering.

Name	Age	Position/Title

Zhi Yang Wu	33	Chairman
Rui Lin Wu	54	Vice Chairman
Zacky Sun	44	Independent Director
Hui Zhang	33	Independent Director
Pei De Lou	45	Independent Director
David Li	37	Chief Executive Officer
Kok Seong Tan	35	Chief Financial Officer and Principal Accounting Officer
Shi Ze Zhu	43	Vice President and Executive Director of CECT
Directors
Mr. Zhi Yang Wu is the chairman of our board of directors. He joined our company in 2003. Mr. Wu’s additional roles include vice chairman of Qiao Xing Group, vice chairman and board secretary of Xing, our parent company currently listed on the Nasdaq Global Market, and director of Huizhou Qiao Xing. He was general manager of Huizhou Qiao Xing from 1995 to 1999. Mr. Wu received a diploma in enterprise management from Huizhou University in China.
Mr. Rui Lin Wu is our vice chairman and is also the father of our chairman. Mr. Wu founded our parent company, Xing, and currently serves as its chairman and chief executive officer. Mr. Wu has over 16 years of experience in the telecommunications industry. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.
Mr. Zacky Sun is our independent director. He joined our company in March 2007. From July 2004 to February 2007, Mr. Sun was a financial consultant to Intermost Corporation (OTCBB: IMOT). He also served as financial controller of the same company from February 2002 to March 2003. During the period from March 2003 to July 2004, he was the financial manager and executive director of Kanhan Technologies Group Limited, a Hong Kong publicly listed company. From July 2000 to February 2002, Mr. Sun served as director of Voice Services Department at Far East Gateway Limited. From March 1999 to July 2000, he worked for Man Sang Holdings, Inc. (AMEX: MHJ) and its affiliated companies in various roles as group financial controller, chief financial officer and vice president. From December 1997 to February 1999, Mr. Sun was financial controller at CCT Communications Group Limited. From May 1995 to July 1999, he held several positions, including financial controller, acting general manager and financial controller, at Synergy Power Corporation Pty Ltd, an Australia-based power company. Mr. Sun holds a B.S. degree from University College of Wales, Aberystwyth in England. He is a certified public accountant in Hong Kong.
Dr. Hui Zhang is our independent director. Mr. Zhang joined our company in December 2006. Dr. Zhang is the founder of Innofidei Inc. and co-founder of Vimicro International Corporation (Nasdaq: VIMC) and he has served as the chief executive officer of Innofidei Inc. since August 2006. Dr. Zhang has also served as the vice-chairman and secretary-general of the Mobile Multimedia

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Technology Alliance of China since October 2004. Dr. Zhang won the 2005 Outstanding Engineering Alumni Award from the University of California at Berkeley and the 2005 First-Class National Science and Technology Award in China. Dr. Zhang is also an independent director of Kongzhong Corp. (Nasdaq: KONG) and China Techfaith Wireless Communication Technology Limited (Nasdaq: CNTF). Dr. Zhang received his B.S. degree from the University of Science & Technology of China and his Ph.D. degree in Electrical Engineering from the University of California at Berkeley.
Professor Pei De Lou is our independent director. He joined our company in March 2007 and has been a professor of telecom engineering at Beijing University of Posts and Telecommunications since July 2001. His other current positions include executive secretary of the China Mobile Communications Association, chairman of the Multimedia Communication Broadcasting Standardization Technology Committee under the China Association for Standardization, independent director of Xinzhi Sci & Tech Co., Ltd, a PRC listed company, and chief scientist of Wireless China Network Technology Co., Ltd., where he also served as chief executive officer from May 2005 to February 2007. From December 2002 to May 2005, Professor Lou was general manager of Yunnan Golden Horizon Mobile Communication Technology Co., Ltd. From July 2001 to December 2002, he was general manager of ZT Chinacom Mobile Communication R&D Co., Ltd. From March 1998 to July 2001, Professor Lou was section chief of the Administrative Department of Electronic Information Products of the PRC Ministry of Information Industry, where he was in charge of the first national fund for mobile handset research and development. Professor Lou has received the National Invention Award (1993) and the Gold Prize at the 8th National Invention Show in China. Professor Lou holds a Ph.D. degree from the University of Electronic Science and Technology of China.
Executive officers
Dr. David Li is our chief executive officer and is also head of our production and research and development teams. He joined our company in 2004. Prior to that, Dr. Li served as vice general manager of the Telecommunications Department of Haier Group Company from 1998 to 2001, responsible for manufacturing, research and development and quality control. After that, he served as vice general manager of the Haier-CCT joint venture from 2001 to 2004. From 1993 to 1998, Dr. Li studied as a graduate student at Tianjin University in China. From 1991 to 1993, he was an engineer at Jingdezhen Communications Equipment Co., Ltd., which is affiliated with the Ministry of Posts and Telecommunications. Dr. Li received both his master degree in Communications and Electronics and his doctorate degree in Signal Processing from Tianjin University in China.
Mr. Kok Seong Tan is our chief financial officer and principal accounting officer. Mr. Tan joined our company in September 2006. From February 2005 to May 2006, he was an independent director and member of the audit committee of Zhonghui Holdings Ltd., a Singapore Stock Exchange listed company. Mr. Tan worked at the Shanghai Office of Capgemini, a French public company engaged in consulting, technology and outsourcing, from 2004 to 2005. He was a senior manager of the Audit & Assurance Business Services Department of Ernst & Young Hua Ming in Beijing from 2001 to 2004. From 1995 to 2001, Mr. Tan was a manager at Ernst & Young’s Singapore Office. Mr. Tan is a Singapore certified public accountant. He holds an honors degree in Accounting from the Nanyang Technological University in Singapore.
Mr. Shi Ze Zhu is our vice president in charge of sales and marketing and executive director of CECT. Prior to joining our company in 2005, he was a professor of the Business School of Zhengzhou University in China from 2001 to 2004. From 1990 to 1998, Mr. Zhu was senior director of Hong Kong Huida Industrial Co., Ltd. From 1985 to 1989, he was business director of a subsidiary of China Resources (Holdings) Co., Ltd. Mr. Zhu received his MBA degree from Zhengzhou University in China.

Management

BOARD COMPOSITION
Our board of directors consists of five members, three of whom are independent directors within the meaning of Section 303A of the NYSE Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
We are a “controlled company” as defined under NYSE Manual Section 303A. As a result, for so long as we remain a controlled company as defined in that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including:

•	the establishment of a compensation committee composed entirely of independent directors; and

•	the establishment of a nomination committee composed entirely of independent directors.
BOARD COMMITTEES
To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of these committees. The committees have the following functions and members.
Audit committee
Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. The current members of our audit committee are Mr. Zacky Sun, Mr. Hui Zhang and Professor Pei De Lou. Mr. Zacky Sun, Mr. Hui Zhang and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Zacky Sun will act as the chairman of our audit committee and meets the criteria of our audit committee financial expert as set forth under applicable SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	the appointment, re-appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the independent auditor and us;

•	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with NYSE rules;

•	reviewing and discussing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and discussing with our independent auditor all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent auditor and management;

•	reviewing and discussing our policies with respect to risk assessment and risk management;

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•	reviewing and discussing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•	annually reviewing the independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and us;

•	setting hiring policies for employees or former employees of the independent auditors;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management, the internal auditors and the independent auditors and reporting regularly to the full board of directors; and

•	reviewing and approving policies and procedures with respect to proposed transactions between us and our related parties, and approving in advance all proposed related-party transactions as defined in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission, or the SEC.
Nominating and corporate governance committee
Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are Mr. Hui Zhang, who acts as the chairman of our nominating and corporate governance committee, Professor Pei De Lou and Mr. Zhi Yang Wu. Mr Hui Zhang and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual.
Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making

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recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	establishing criteria and processes for, and leading the board and each committee of the board in, its annual performance self-evaluation;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	ensuring that the composition of the board facilitates our ability to maintain our status as a foreign private issuer.
Compensation committee
Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share-based compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are Professor Pei De Lou, who acts as the chairman of our compensation committee, Mr. Zacky Sun and Mr. Zhi Yang Wu. Mr. Zacky Sun and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual.
Our compensation committee will be responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors and officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation, including any bonus compensation, of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers, including any bonus compensation;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, administering these plans and reviewing and determining share-based compensation for our directors and officers;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.
DUTIES OF DIRECTORS
Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of

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care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.
INTERESTED TRANSACTIONS
A director may vote in respect of any contract or transaction in which he is interested, provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.
REMUNERATION AND BORROWING
The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.
QUALIFICATION
There is no shareholding qualification for directors. Further, shareholding qualification for directors may not be fixed by our company in a general meeting.
TERMS OF DIRECTORS AND EXECUTIVE OFFICERS
At each general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.
LIMITATION ON LIABILITY AND OTHER INDEMNIFICATION MATTERS
British Virgin Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

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Under our amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest or not opposed to the interest of our company and they must have had no reasonable cause to believe their conduct was unlawful.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In 2006, we paid aggregate cash compensation of RMB0.9 million ($0.12 million) to our directors and executive officers.
EQUITY INCENTIVE PLAN
We adopted our 2007 equity incentive plan in March 2007. Our equity incentive plan provides for the grant of options as well as restricted share units, share appreciation rights and other share-based awards, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
Termination of awards
Options granted under our 2007 equity incentive plan shall have specified terms set forth in an award agreement. The participant may exercise his or her options within such period of time as is specified in the individual award agreement to the extent that the options are vested on the date of termination, but in no event later than the expiration of the term of such options as set forth in the individual award agreement.
Administration
Our 2007 equity incentive plan may be administered by our board of directors or any of its committees. The administrator is authorized to interpret the plan, to prescribe, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The administrator will determine the fair market value, terms and conditions of each award agreement, including but not limited to, the exercise price, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture, or repurchase restrictions, and other applicable terms.
Option exercise
The term of options granted under the 2007 equity incentive plan will be ten years from the date of grant or such shorter term as provided in the individual award agreement. The compensation committee will determine the acceptable form of consideration for exercise of an option. Such consideration may consist entirely of cash, check, promissory note, ordinary shares, consideration received by us in a cashless exercise, a reduction in the amount of any company liability to the participant, or any combination of the foregoing methods of payment. Under the individual award

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agreements, to exercise the options granted on March 19, 2007, the optionees are obligated to pay for the consideration entirely by cash.
Change of control
In the event of a change of control, each outstanding option shall be assumed or substituted for by the successor corporation or a parent or subsidiary of the successor corporation. Unless determined by the administrator, if the successor corporation refuses to assume or substitute for the awards, the participant may fully vest in and have the right to exercise the awards, including those that would not otherwise be vested or exercisable. If an award is not assumed or substituted for, the administrator shall notify the participant that the award shall be exercisable for a period up to fifteen days from the date of such notice, and the award shall terminate upon the expiration of such period.
Amendment and termination of plan
Our board of directors may at any time amend, alter, suspend or terminate our 2007 equity incentive plan. Amendments to our 2007 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2007 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards and us.
Our board of directors and shareholders authorized the issuance of up to 8,000,000 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. On March 19, 2007, we granted 3,916,520 options to one of our directors, officers, key employees and one consultant. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of April 1, 2007.

	Ordinary Shares	Exercise
	Underlying	Price
Name	Options Granted	(US$/Share)	Grant Date	Expiration Date

Zhi Yang Wu	475,000	7.50	March 19, 2007	March 18, 2009
	40,000	7.50	March 19, 2007	March 18, 2010
	1,250,000	7.50	March 19, 2007	March 18, 2013
Kok Seong Tan	266,720	7.50	March 19, 2007	March 18, 2009
David Li	120,000	7.50	March 19, 2007	March 18, 2013
Shi Ze Zhu	40,000	7.50	March 19, 2007	March 18, 2013
Others(1)	50,000	7.50	March 19, 2007	March 18, 2009
	40,000	7.50	March 19, 2007	March 18, 2010
	1,200,000	18.00	March 19, 2007	March 18, 2011
	434,800	7.50	March 19, 2007	March 18, 2013

(1)	Consist of one consultant and employees that are not our directors or executive officers.
EMPLOYMENT AGREEMENTS
We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the

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confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment.

Principal and selling shareholders
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of April 1, 2007 as adjusted to reflect the sale of the ordinary shares in this offering for:

•	each of our directors and executive officers who beneficially owns our ordinary shares;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of the selling shareholders participating in this offering.

	Ordinary shares		Ordinary shares		Shares beneficially
	beneficially owned prior to		being sold in this		owned after this
	this offering(1)(2)		offering		offering(1)(2)(3)

	Number	%	Number	%	Number	%

Directors and executive officers:
Zhi Yang Wu(4)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
Rui Lin Wu(5)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
All Directors and Executive Officers as a Group	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
Principal and selling
shareholders:
Qiao Xing Universal Telephone, Inc.(6)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
DKR Soundshore Oasis Holding Fund Ltd.(7)	7,020,000	17.6%	1,500,000	3.8%	5,520,000	10.5%
CEDAR DKR Holding Fund Ltd.(7)	780,000	2.0%	166,667	0.4%	613,333	1.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person prior to the offering is based on 40,000,000 ordinary shares outstanding as of April 1, 2007 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. The calculation of this number also assumes that all of the senior convertible notes held by DKR Soundshore Oasis Holding Fund and CEDAR DKR Holding Fund Ltd. have been exchanged for 7,800,000 of our ordinary shares held by Xing. The beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus.

(3)	Assumes no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares and no other change to the number of shares offered by the selling shareholders and us as set forth on the cover page of this prospectus.

(4)	Includes 32,200,000 ordinary shares held by Xing (assuming exchange in full of the senior convertible notes as described in note 2 above). Mr. Zhi Yang Wu is vice chairman of Xing and owns a 0.6% equity interest therein as of April 1, 2007, excluding equity interest owned by his father, Mr. Rui Lin Wu, and his brother, Mr. Zhi Jian Wu Li. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

Principal and selling shareholders

(5)	Includes 32,200,000 ordinary shares held by Xing (assuming exchange in full of the senior convertible notes as described in note 2 above). Mr. Rui Lin Wu is chairman and chief executive officer of Xing and together with his family members, owns a 0.8% equity interest therein as of April 1, 2007, excluding equity interest owned by his sons, Mr. Zhi Jian Wu Li, and Mr. Zhi Yang Wu. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(6)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. In November 2006, Xing acquired the remaining 20% equity interest in our company held by Galbo Enterprise Limited and became our sole shareholder. Except for the public shareholders, Xing’s ultimate major shareholder is Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice-chairman, owns an aggregate of 24.4% equity interest in Xing directly and through Qiao Xing Trust and Wu Holdings Ltd. as of April 1, 2007, excluding equity interest owned by his father, Mr. Rui Lin Wu, and his brother, Mr. Zhi Yang Wu. The address of Xing is Qiaoxing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.

(7)	Pursuant to a Securities Purchase Agreement which Xing and our company entered into with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. in April 2006, Xing issued $36 million and $4 million senior convertible notes in June 2006 to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., respectively, which are exchangeable into up to 7,800,000 of the ordinary shares of our company held by Xing at the exchange price of $5.13 per ordinary share of our company. See “Related party transactions — Arrangements in connection with the senior convertible notes issued by Xing” for the computation of the exchange price. The two note holders delivered the exchange notice on April 16, 2007, irrevocably electing to exchange their senior convertible notes in full for ordinary shares of our company held by Xing immediately prior to the commencement of trading of our ordinary shares on the New York Stock Exchange. The address of both DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. is 1281 East Main Street, 3rd Floor, Stamford, CT 06902-3565, United States. DKR Oasis Management Company L.P. has been appointed the discretionary investment manager of DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. and has the authority to do any and all acts on behalf of the two funds, including voting any shares held by them. Mr. Seth Fischer is the managing member of Oasis Management Holdings LLC, one of the general partners of the DKR Oasis Management Company L.P. Mr. Fischer has ultimate responsibility for the investment decisions of the two funds.
Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons. As of the date of this prospectus, none of our outstanding ordinary shares is held of record by any persons in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related party transactions
EQUITY INCENTIVE PLAN
We have granted share options to purchase ordinary shares in our company to certain of our employees, directors and officers and one consultant. As of April 1, 2007, there were 3,916,520 outstanding options to purchase an aggregate of ordinary shares in our company. See “Management— Equity incentive plan.”
SALES AND PURCHASES OF MOBILE HANDSETS AND ACCESSORIES
CECT has sold and purchased mobile handsets and accessories to and from our affiliates in the ordinary course of its business over the past several years. These transactions have included the following:

•	Purchases from Huizhou Qiao Xing, our affiliate, in the amounts of RMB293.0 million and RMB62.0 million in 2004 and 2005, respectively;

•	Purchases from Shanghai Sunplus Communication Technology Company Limited, or Shanghai Sunplus, a PRC company which previously had a common director with our parent company Xing until September 2004, in the amount of RMB354.4 million in 2004;

•	Sales to Huizhou Qiao Xing for cash consideration of RMB4.7 million in 2005 and RMB1.4 million ($0.2 million) in 2006;

•	Sales to Huizhou Calilee Telecommunication Company Limited, or Calilee, a PRC company 5% owned by Qiao Xing Group until March 2005, for cash consideration of RMB291.1 million in 2004; and

•	Sales to CEC Mobile Co., Ltd., or CECM, a PRC company in which CECT owned a 50% equity interest until June 30, 2004 and 10% thereafter, for cash consideration of RMB17.5 million in 2004.
SERVICE TRANSACTIONS
CECT received handset processing fees of approximately RMB8.3 million, RMB6.2 million and RMB3.6 million ($0.5 million) in 2004, 2005 and 2006 from Huizhou Qiao Xing.
CECT received technical service fees from Suzhou Mingji CECT Telecom Co., Ltd., or SMCECT, a company 49% owned by CECT until January 2005, of RMB3.0 million in 2004.
TRANSACTIONS RELATED TO LAND AND FACILITIES
CECT received rental income of approximately RMB1.1 million in 2004 from CECM for a commercial lease of approximately 7,079 square meters of property.
CASH ADVANCES TO AND FROM RELATED PARTIES
In prior years, we made cash advances to, and received cash advances from a group of related parties at the direction and discretion of Xing. The group of related parties consists of Xing, Mr. Zhi Jian Wu Li, Mr. Zhi Yang Wu, Qiao Xing Group, Hui Zhou Qiao Xing, Qiao Xing Communication Holdings, Ltd., or Communication Holdings, and Qiao Xing Electronics Holdings Co., Ltd., or Electronics Holdings. Mr. Zhi Jian Wu Li is the brother of our chairman, Mr. Zhi Yang Wu, son of our vice chairman, Mr. Rui Lin Wu, and also a shareholder of Xing. Each of Qiao Xing Group and Electronics

Related party transactions

Holdings is controlled by Mr. Zhi Yang Wu and Mr. Rui Lin Wu. Each of Communication Holdings and Hui Zhou Qiao Xing is a subsidiary of Xing.
In 2004, we received advances and repayments from, and made advances and repayments to, the related party group of RMB132.2 million and RMB409.1 million, respectively. The net balance due from the related parties as of December 31, 2004 was RMB123.8 million. In 2005, in addition to an advance of RMB3.6 million from Xing for the acquisition of an additional interest in CECT, we also received advances and repayments from, and made advances and repayments to, the related party group of RMB820.4 million and RMB650.1 million, respectively. Taking into account the exchange differences of RMB1.2 million arising from the translation of foreign currency denominated debts, the net balance due to the related parties as of December 31, 2005 was RMB48.9 million. In 2006, we made advances and repayments to, and received advances and repayments from, the related party group of RMB531.8 million ($68.1 million) and RMB836.4 million ($107.2 million), respectively. Taking into account the exchange differences of RMB8.4 million arising from the translation of foreign currency denominated debts, the net balance due to the related parties as of December 31, 2006 was RMB345.1 million.
The cash advances were unsecured, non-interest bearing and had no fixed repayment terms. We intend to discontinue such types of cash advances to and from related parties after the completion of this offering.
ARRANGEMENTS IN CONNECTION WITH THE SENIOR CONVERTIBLE NOTES ISSUED BY XING
Xing and our company entered into a securities purchase agreement with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. in April 2006, under which Xing issued $36 million and $4 million in senior convertible notes in June 2006 to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., respectively. According to this agreement, the senior convertible notes are exchangeable into common shares of Xing or ordinary shares of our company held by Xing in the event of our initial public offering at the exchange price equal to (a) seven times (b) our net profit for the year ended December 31, 2005, divided by (c) the total number of our outstanding shares on a fully diluted basis as of December 31, 2005. Upon the execution and delivery of this agreement, we and the two holders of these senior convertible notes entered into a registration rights agreement under which we agreed to provide registration rights to these holders. This registration rights agreement provides that, upon our initial public offering and to the extent that less than 100% of (i) the senior convertible notes are converted into the common stock of Xing prior to our initial public offering and (ii) our shares received by the holders upon conversion of the senior convertible notes are sold in our initial public offering, we are obligated to file with the SEC a registration statement on Form F-3 (or any comparable form for a registration acceptable to the requesting holders) to cover the resale of all of the registrable securities upon the request of such holders. Under this registration rights agreement, in the case of our failure to file such registration statement as required under this registration rights agreement or to obtain and maintain the effectiveness of the registration statement, we will be required to, among others, pay penalties to the holders of such notes. Xing has agreed to indemnify us for any losses, claims, damages, liabilities, judgments, fines, penalties, charges, and costs resulting from our failure to make any registration or obtain and maintain the effectiveness of the relevant registration statement. In addition, we provided a guaranty to the two holders of the senior convertible notes under which we unconditionally and irrevocably guarantee the payment of all obligations of Xing under the securities purchase agreement and other related documents. On April 16, 2007, DKR Soundshore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. elected to exchange all of their senior convertible notes for 7,800,000 of our ordinary shares held by Xing effective immediately prior to the commencement of trading of our ordinary shares on the New York Stock Exchange. Subsequent to the exchange and

Related party transactions

without giving effect to this offering, we will be 80.5% held by Xing, 17.6% held by DKR Soundshore Oasis Holding Fund Ltd. and 2.0% held by CEDAR DKR Holding Fund Ltd.
GUARANTEES AND PLEDGES
Certain affiliates also provided guarantees and pledges for CECT’s short-term borrowings. Qiao Xing Group made guarantees for CECT of RMB624.0 million, RMB739.0 million and RMB449.0 million ($57.5 million) as of December 31, 2004, 2005 and 2006, respectively. Qiao Xing Group and certain of our directors jointly provided guarantees for CECT of RMB90.0 million and RMB400.0 million ($51.3 million) as of December 31, 2005 and 2006, respectively. Xing provided guarantees of RMB78.1 million ($10.0 million) as of December 31, 2006. Huizhou Qiao Xing made guarantees of RMB140.0 million as of December 31, 2005. CEC provided guarantees to CECT of RMB50 million as of December 31, 2004. A director of Xing provided pledges in support of CECT’s short-term borrowings in the form of bank deposits of RMB9.0 million and RMB20.0 million as of December 31, 2004 and 2005, respectively. We have not made any personal loans to our directors or officers in the past. We provided guarantees to Huizhou Qiao Xing for bank borrowings in the amount of RMB130.0 million, RMB223.0 million and RMB190.0 million ($24.3 million) as of December 31, 2004, 2005 and 2006, respectively. We also provided a guarantee in respect of $40.0 million of senior convertible notes issued by Xing to its two strategic investors in June 2006, which are exchangeable into our ordinary shares. See “Related party transactions— Arrangements in connection with the senior convertible notes issued by Xing.”
TRANSFERS OF EQUITY INTEREST
After we purchased a 65% equity interest in CECT on February 8, 2003, we subsequently acquired a 25% equity interest in CECT from Huizhou Qiao Xing, a subsidiary of Xing, on July 31, 2005. Part of the consideration was our investment in China Electronics Financial Co., Ltd., in which CECT held a minority interest until July 31, 2005 and which had a carrying value of RMB20.0 million as of July 31, 2005, and our investment in BJHTCL, a 90% owned subsidiary of CECT until July 31, 2005. The net assets of BJHTCL we transferred to Huizhou Qiao Xing in connection with this acquisition had an aggregate carrying value of approximately RMB40.1 million.
NON-COMPETITION ARRANGEMENT
In connection with this offering, we have entered into a non-competition agreement with Xing, Huizhou Qiao Xing and Mr. Rui Lin Wu, which will become effective upon the completion of this offering and remain valid until Xing or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any of our shares, or until termination of such agreement through the written consent of the parties. This agreement provides that Xing, Huizhou Qiao Xing and Mr. Rui Lin Wu will not and will procure their subsidiaries and Mr. Wu’s family members will not, solely or jointly, or through any person, company, enterprise or unit other than us and our subsidiaries, develop, carry on, participate in, engage in, or be involved in any businesses or activities that result in or may result in direct or indirect competition with our business, including but not limited to (i) making investments in businesses that result in or may result in direct or indirect competition with our business; (ii) soliciting any business, for itself or for other persons, from any person that has business relationships with us; (iii) soliciting the employment of, or hiring, any officer, directors or employee of our company and (iv) interfering with our business or encouraging other persons to interfere with our business. This arrangement will also prohibit Xing and Mr. Rui Lin Wu from using knowledge of our business and strategy to our detriment and provide our company with the right of first refusal over new business opportunities that come to the attention of Xing, Huizhou Qiao Xing or Mr. Rui Lin Wu and his family members, which are reasonably likely to result in direct

Related party transactions

or indirect competition with our business or are reasonably associated with our business. This non-competition arrangement will not affect Huizhou Qiao Xing’s ability to conduct its current business, which includes the manufacture and sale of COSUN-branded economy mobile handsets for the PRC market.
TRANSFER OF TRADEMARK APPLICATION RIGHTS
We entered into a transfer agreement of trademark application rights with Ms. Hong Su, the wife of our chairman, on December 12, 2006. Ms. Hong Su purchased the application rights of the three trademarks relating to our brand name “CECT” from a third party, who submitted the application with the China Trademark Office, received the approval for the initial application and had these trademarks registered under its name pending the final approval of the China Trademark Office. Under the transfer agreement between Ms. Hong Su and us, she transfered all the rights and obligations in connection with the trademark application to us for no consideration when she was announced as the new applicant of the three trademarks by the China Trademark Office in March 2007. We subsequently submitted our application for the registration of these three trademarks to the China Trademark Office and expect to receive the final approval in 2008.
MISCELLANEOUS
We paid CEC RMB2.7 million and RMB1.3 million for operating lease rentals relating to our Beijing office premises in 2004 and 2005, respectively.
CECT paid a nominal property management fee to China Electronics Beijing Real Estate Management Co., Ltd., in which CEC is a shareholder, from 2004 to 2005, and a nominal research and development fee to CEC Wireless R&D Limited, in which CEC is also a shareholder, in 2004.
A summary of the material related party transactions for the years ended December 31, 2004 and 2005, the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006 is as follows:

	For the year ended December 31,

			2006

			January 1 to		November 30 to
	2004	2005	November 30		December 31

	(RMB)	(RMB)	(RMB)	($)	(RMB)	($)
	(old basis)				(new basis)
	(amounts in thousands)
Sales to:
Huizhou Qiao Xing	—	4,710	1,377	177	—	—
Calilee	291,082	—	—	—	—	—
CECM	17,536	—	—	—	—	—
Purchases from:
Huizhou Qiao Xing	293,020	61,972	—	—	—	—
Shanghai Sunplus	354,368	—	—	—	—	—
Processing fees from Huizhou Qiao Xing	8,278	6,234	2,709	347	859	110
Technical service income from SMCECT	2,954	—	—	—	—	—
Rental income from CECM	1,110	—	—	—	—	—
Operating lease rentals charged by CEC	2,743	1,325	—	—	—	—

Description of share capital
We were incorporated in the British Virgin Islands on January 31, 2002 under the name Qiao Xing Communication Co. Limited as an international business company with limited liability. We changed our corporate name to Qiao Xing Mobile Communication Co., Ltd. in March 2002. We were automatically re-registered as a business company pursuant to the BVI Business Companies Act of the British Virgin Islands, or the Companies Act, on January 1, 2007 and are governed by the Companies Act. Upon the closing of this offering, we will adopt our second amended and restated memorandum and articles of association. The following are summaries of (i) material provisions of our second amended and restated memorandum and articles of association and (ii) the Companies Act, insofar as they relate to the material terms of our ordinary shares. This offering consists solely of an offering of ordinary shares. Consequently, the following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.
OBJECTS OF OUR COMPANY
Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the British Virgin Islands.
ORDINARY SHARES
Effective from January 8, 2007, we have been authorized to issue an unlimited number of ordinary shares without par value. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares.
DISTRIBUTIONS
The holders of our shares are entitled to such distributions as may be declared by our board of directors subject to the Companies Act. Under our second amended and restated memorandum and articles of association, all distributions unclaimed for three years from the date when they became due for payment shall, if our board of directors so resolves, be forfeited and cease to remain owing by our company. The payment of any unclaimed distribution may (but need not) be paid by our company into an account separate from our own account. Such payment shall not constitute our company a trustee in respect thereof.
VOTING RIGHTS
Each share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.
A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 30% or more of our voting share capital. Advance notice of at least 10 (but

Description of share capital

not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as approval and adoption of a share option plan, issue of shares and securities convertible into shares of our company resulting in a change of control of our company and amendment of memorandum and articles of association. Holders of the ordinary shares may, among other things, by ordinary resolution divide or combine their shares.
LIQUIDATION
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
CALLS ON SHARES AND FORFEITURE OF SHARES
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
REDEMPTION OF SHARES
Subject to the provisions of the Companies Act and other applicable law, we may offer to purchase, redeem or otherwise acquire our shares if the offer is (i) an offer to all shareholders that would, if accepted, leave the relative voting and distribution rights of the shareholders unaffected and affords each shareholder a reasonable opportunity to accept the offer; or (ii) an offer to one or more shareholders to which all shareholders have consented in writing.
VARIATIONS OF RIGHTS OF SHARES
If at any time our share capital is divided into different classes of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.
GENERAL MEETINGS OF SHAREHOLDERS
Our shareholders’ meeting may be held in such place within or outside the British Virgin Islands as our board of directors considers appropriate.
Our board of directors shall call a shareholders’ meeting if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being requested.
Our board of directors shall give not less than 10 days and not more than 60 days prior written notice of a shareholders’ meeting to those persons whose names on the date the notice is given appear as members in our register of members and are entitled to vote at the meeting.

Description of share capital

LIMITATIONS ON THE RIGHT TO OWN SHARES
There are no limitations on the right to own our shares.
DISCLOSURE OF SHAREHOLDER OWNERSHIP
There are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
TRANSFER OF SHARES
Any transfer of the shares in our company shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor and containing the name and address of the transferee. A transfer of shares is effective when the name of the transferee is entered in our share register in respect of such shares and we shall not be required to treat a transferee of a share as a shareholder until the transferee’s name has been entered in the register.
As of April 1, 2007, there were 3,916,520 ordinary shares underlying options outstanding at such time. These options were granted under our equity incentive plan to certain of our directors, executive officers, employees and one consultant. For a more detailed description of our share option scheme and these options, see “Management— Equity incentive plan.”
DIRECTORS’ POWER TO ISSUE SHARES
At the discretion of our board of directors, whether or not in connection with the issuance and sale of any shares or other securities of our company, our company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by our board of directors, including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued shares, option rights, securities having conversion or option rights, or obligations of our company or transferee of the person or persons from exercising, converting, transferring or receiving such shares, option rights, securities having conversion or option rights, or obligations.
HISTORY OF SHARE ISSUANCES
We have not issued any shares in the past three years, except that in March 2007, we granted options to purchase 3,916,520 ordinary shares to certain of our directors, officers, employees and one consultant. As of April 1, 2007 there were 3,916,520 ordinary shares underlying options outstanding at such time. See “Management — Equity incentive plan.”
On April 13, 2007, our board of directors and Xing approved a 40-for-one share split that became effective immediately.
DUTIES OF DIRECTORS
Under British Virgin Islands law, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to the company, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Description of share capital

DIFFERENCES IN CORPORATE LAW
The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and similar arrangements
Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.
While a director may vote on the plan even if he has a financial interest in the plan, in order for the resolution to be valid, the material facts of the interest and the director’s relationship to any party to the transaction must be disclosed and the resolution approved (i) without counting the vote or consent of any interested director, or (ii) by the unanimous vote or consent of all disinterested directors if the votes or consents of all disinterested directors is insufficient to approve a resolution of directors.
Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.
The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.
After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.
A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.
A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give to the company their written election in the form specified by

Description of share capital

the Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.
Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.
Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.
Shareholders’ suits
We are not aware of any reported class action having been brought in a British Virgin Islands court. Reported derivative actions have been brought but unsuccessfully for technical reasons. The court of the British Virgin Islands may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the British Virgin Islands must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.
Leave to bring or intervene in proceedings may be granted only if the High Court of the British Virgin Islands is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.
Indemnification
British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
Under our second amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest or not opposed to the interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful.

Description of share capital

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
INSPECTION OF BOOKS AND RECORDS
Under British Virgin Islands Law, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) the memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, the directors can refuse access if they are satisfied that to allow such access would be contrary to our company’s interests. In addition, we will provide our shareholders with annual audited financial statements. See “Where you can find additional information.”
LISTING
Our application to list our ordinary shares on the New York Stock Exchange under the symbol “QXM” has been approved.

Shares eligible for future sale
Before this offering, there has been no public market for our ordinary shares, and while we have applied for approval to have our ordinary shares listed on the New York Stock Exchange, we cannot assure you that a significant public market for the shares will develop or be sustained after this offering. Future sales of substantial amounts of our shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.
Upon the closing of the offering, we will have 52,500,000 outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares. Of that amount, 16,666,667 ordinary shares will be publicly held by investors participating in this offering, and 35,833,333 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of April 1, 2007, 3,916,520 ordinary shares will be subject to outstanding options after this offering, of which 2,031,720 options to purchase ordinary shares will be vested and exercisable within 180 days after this offering.
All of the ordinary shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.
The 35,833,333 ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.
LOCK-UP AGREEMENTS
We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares;

•	any shares of our subsidiaries; or

•	any securities that are substantially similar to the ordinary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares or other shares referred to above.
In addition, we have agreed to cause each of our subsidiaries not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days

Shares eligible for future sale

after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.
Furthermore, each of our directors and executive officers and all of our shareholders, including the selling shareholders, have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares without giving effect to this offering.
The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (i) the 16,666,667 ordinary shares being offered in this offering, and (ii) up to 2,500,000 ordinary shares that may be purchased by the underwriters if they exercise in full their option to purchase additional shares.
We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares will not dispose of significant numbers of our ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the market price of our shares prevailing from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that future sales may occur, could materially adversely affect the prevailing market price of our shares.
After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements will be freely eligible for sale in the public market as described below.
RULE 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell within any three-month period a number of shares, that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 525,000 ordinary shares immediately after offering; or

•	the average weekly reported trading volume of our shares on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.
Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares immediately following the offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
RULE 701
Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in

Shares eligible for future sale

reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
SHARE OPTIONS
As of April 1, 2007, options to purchase an aggregate of 3,916,520 ordinary shares were outstanding.

Taxation
The following sets forth the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Conyers Dill & Pearman, our British Virgin Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.
BRITISH VIRGIN ISLANDS TAXATION
We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligations or other securities.
No stamp duty is payable in the British Virgin Islands on a transfer of shares in a British Virgin Islands international business company.
U.S. FEDERAL INCOME TAXATION
The following discussion describes the material U.S. federal income tax consequences to you if you are a U.S. Holder (as defined below) of an investment in the ordinary shares and you hold the ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations in effect as of the date of this prospectus and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply on a retroactive basis and could affect the tax consequences described below.
The following discussion does not deal with the U.S. federal income tax consequences relevant to you if you are in a special tax situation such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons that have a functional currency other than the U.S. dollar;

•	persons liable for alternative minimum tax;

Taxation

•	persons holding an ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ordinary shares through partnerships or other pass-through entities.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.
For purposes of this discussion, you are a U.S. Holder if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership or other entity taxable as a partnership that holds ordinary shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares.
Taxation of dividends and other distributions on the ordinary shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
If you are a non-corporate U.S. Holder, including an individual, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” which is taxed at the lower long-term capital gains rate provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Taxation

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning on or before January 1, 2007. For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will be treated as a dividend.
Taxation of disposition of shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized for the ordinary share and your tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive foreign investment company
We do not believe that we were a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2005, and we do not expect to be a PFIC for our current taxable year ending December 31, 2006. However, our actual PFIC status will not be determinable until the close of our current taxable year. Accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. However, we must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC to you for all succeeding years during which you hold ordinary shares.
A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the average quarterly value of its assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
We will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
In applying the asset test described above, the value of our assets will be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a PFIC for such

Taxation

taxable year. Accordingly, fluctuations in the market price of our shares may result in us being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.
If we are a PFIC for any taxable year during which you hold ordinary shares, dividends paid by us to you will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. See “Taxation of dividends and other distributions on the ordinary shares” above. Additionally, you will be subject to special tax rules, discussed below, with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period prior to the current year for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably on a daily basis over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
Alternatively, if the ordinary shares constitute “marketable stock” in a PFIC, you may make a mark-to-market election for the ordinary shares to elect out of the tax treatment discussed in the two preceding paragraphs. We expect that our ordinary shares will qualify as marketable stock for U.S. federal income tax purposes. Marketable stock is stock that is regularly traded in other than de minimis quantities on a qualified exchange, which includes the New York Stock Exchange. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
If you hold ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ordinary shares.

Taxation

Information reporting and backup withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or other exempt recipient or if you furnish a correct taxpayer identification number and make any other required certification. If you are required to establish your exempt status, you must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

Underwriting
We are offering our ordinary shares described in this prospectus through the underwriters named below. UBS AG, 52/ F Two International Finance Center, 8 Finance Street, Central, Hong Kong, is acting as the representative of the underwriters. Under the terms and subject to the conditions contained in an underwriting agreement to be entered into in connection with this offering, each of the underwriters has severally agreed to purchase the number of ordinary shares listed next to its name in the following table:

Underwriters	Number of shares

UBS AG
CIBC World Markets Corp.
Cowen and Company, LLC

Total	16,666,667

The underwriting agreement provides that the underwriters must buy all of the ordinary shares if they buy any of them. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.
Our ordinary shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the ordinary shares by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
All sales of our ordinary shares in the United States will be made by U.S. registered broker/dealers. UBS AG is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to 2,500,000 additional ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Ordinary shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per ordinary share from the public offering price. Any of these securities dealers may resell any ordinary shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per ordinary share from the public offering price. If all the ordinary shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed           % of the ordinary shares to be offered.

Underwriting

The following table shows the per ordinary share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,500,000 ordinary shares:

	Paid by us		Paid by selling shareholders

	Without over-	With over-	Without over-	With over-
Per ordinary share	allotment	allotment	allotment	allotment

Total	$	$	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $5.6 million.
We have also granted to UBS AG certain rights of first refusal to arrange any debt, equity or hybrid financing transaction, or to arrange any interest rate, currency, foreign exchange, derivative or other hedging arrangement or treasury product services required by us. The NASD has deemed the rights of first refusal that we have granted to UBS AG to be compensation in connection with the offering. Pursuant to NASD rules, such rights of first refusal will be deemed to have a compensation value of up to 1% of the offering proceeds. The rights of first refusal granted to UBS AG will remain in effect for 12 months following the close of this offering.
In connection with this offering, Cowen and Company, LLC has agreed to pay a finder’s fee of approximately $50,000 to Jessup & Lamont Securities Corporation in consideration for an introduction to our company and our parent, Xing, in 2006.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors, and our existing security holders have entered into lock-up agreements with UBS AG. These parties collectively own all of our outstanding ordinary shares without giving effect to this offering. Under these agreements, we and each of these persons may not, without the prior written approval of UBS AG, offer, sell, contract to sell or otherwise dispose of or hedge our ordinary shares or securities convertible into or exchangeable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS AG may in its sole discretion release some or all of the securities from these lock-up agreements, subject to applicable NASD regulations. UBS AG has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our shares in the market and our financial condition at that time.
If:

•	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

-	we issue an earnings release or

-	material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Underwriting

INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NEW YORK STOCK EXCHANGE LISTING
Our application to list our ordinary shares on the New York Stock Exchange under the symbol “QXM” has been approved.
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of the ordinary shares available for purchase in the open market compared to the price at which they may purchase ordinary shares through the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Underwriting

DETERMINATION OF OFFERING PRICE
Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
ELECTRONIC PROSPECTUS
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of our ordinary shares to underwriters and selling group members for sale to their online brokerage account holders.
AFFILIATIONS
Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.
SELLING RESTRICTIONS
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, our ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Australia. This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, each underwriter has represented and agreed that: (i) the offer of our ordinary shares under this prospectus is only made to persons to whom it is lawful to offer our ordinary shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia to only those persons as set forth in clause (i) above and (iii) such underwriter must send the offeree a notice stating in substance that by

Underwriting

accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ordinary shares sold to the offeree within 12 months after their transfer to the offeree under this prospectus.
Canada. The underwriters have not offered or sold, and will not offer or sell, any ordinary shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof. The underwriters will ensure that any offer or sale of ordinary shares in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available and will send to any dealer who purchases from it any of our ordinary shares a notice stating in substance that, by purchasing such ordinary shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ordinary shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ordinary shares in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ordinary shares a notice containing substantially the same statement as is contained in this sentence. The underwriters have also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which they purchase, offer, sell or deliver ordinary shares (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at their own expense. In connection with sales of and offers to sell ordinary shares made by them, the underwriters will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom they give copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, the underwriters will promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.
“Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any or Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.
Denmark. This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The securities have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time.

Underwriting

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, the underwriters have not made and will not make an offer of ordinary shares to the public in that relevant member state prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant Implementation Date, make an offer of ordinary shares to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts,
or

•	in any other circumstances which do not require the publication by the issuer of a prospectus as required by Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ordinary shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.
United Kingdom. The underwriters have not made and will not make an offer of ordinary shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.
France. Neither this prospectus nor any offering material relating to ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”), in France. The underwriters have not offered or sold and will not offer or sell any ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to our ordinary shares, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the ‘Décret’ of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”), and/or a restricted group of investors (“cercle restraint d’investisseurs”), in

Underwriting

each case acting for their account, all as defined in, and in accordance with, Article L. 411-l and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.
Germany. This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any ordinary shares or distribute copies of this prospectus or any document relating to our ordinary shares, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third patties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of our ordinary shares in Germany.
Ireland. Each underwriter has represented and agreed that (i) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ordinary shares; and (ii) it has not made and will not make any offer of ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (iii) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, with respect to anything done by it in relation to the offer, sale or delivery of our ordinary shares or ordinary shares in or involving Ireland.
Italy. This prospectus has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly: (i) our ordinary shares cannot be offered, sold or delivered in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”), nor may any copy of this prospectus or any other document relating to our ordinary shares be distributed in Italy, (ii) our ordinary shares cannot be offered, sold and/or delivered, nor may any copy of this prospectus or any other document relating to our ordinary shares be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of our ordinary shares in Italy shall only be: (a) negotiated with “Professional Investors” (operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended (“CONSOB Regulation No. 11522”), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
Malaysia. No prospectus or other offering material or document in connection with the offer and sale of our ordinary shares has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, our ordinary shares is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. Our ordinary shares will not be

Underwriting

offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.
The Netherlands. The underwriters have not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ordinary shares, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezicht Effectenverkeer 1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.
Norway. This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.
Spain. This prospectus has not been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our ordinary shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.
Sweden. This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspekitonen). Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).
Switzerland. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering, our ordinary shares and ordinary shares has been or will be approved by any Swiss regulatory authority.
Hong Kong. The underwriters (i) have not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ordinary shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong, and (ii) except as permitted under the securities laws of Hong Kong, have not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to our ordinary shares other than with respect to ordinary shares which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Underwriting

Japan. Our ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.
Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired our ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
United Arab Emirates. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any of our ordinary shares in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.
People’s Republic of China. The underwriters have not circulated and will not circulate or distribute this prospectus in the PRC and the underwriters have not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ordinary shares to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Hong Kong, Macau and Taiwan.
Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of our ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the Cayman Islands.
British Virgin Islands. This prospectus does not constitute an invitation to the public in the British Virgin Islands of our ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the British Virgin Islands.

Enforcement of civil liabilities
We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include:

•	the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.
Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
We have been informed by Conyers Dill & Pearman that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of the British Virgin Islands under the common law doctrine of obligation. This type of action should be successful

Enforcement of civil liabilities

upon proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

•	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the British Virgin Islands; and

•	the judgment was not contrary to public policy in the British Virgin Islands, was not obtained by fraud or in proceedings contrary to the natural justice of the British Virgin Islands, and was not based on an error in British Virgin Islands law.
A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.
King & Wood has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

Validity of securities
The legal matters as to the United States Federal and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. The underwriters are being represented by O’Melveny & Myers LLP with respect to matters of U.S. Federal and New York State law. The validity of the ordinary shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Commerce & Finance Law Offices. Shearman & Sterling LLP may rely upon Conyers Dill & Pearman with respect to matters governed by British Virgin Islands law and King & Wood with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely on Commerce & Finance Law Offices with respect to matters governed by PRC law.
Experts
The consolidated financial statements of Qiao Xing Mobile Communication Co., Ltd. as of December 31, 2004, 2005, November 30, 2006 and December 31, 2006 and for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing. The audit report of KPMG contains an explanatory paragraph that states that Xing acquired the remaining 20% equity interest of our company on November 30, 2006, resulting in our company becoming wholly owned by Xing and accordingly, the consolidated financial statements as of December 31, 2006 and for the period from November 30, 2006 to December 31, 2006 reflect the new basis of accounting arising from the transaction, that our company conducts significant transactions with related parties, including transactions with Xing, and that our company executed a 40-for-one ordinary share split, effective April 13, 2007.
The offices of KPMG are located at 8/ F Prince’s Building, 10 Chater Road, Central, Hong Kong.
Expenses related to this offering
The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$7,650
National Association of Securities Dealers, Inc. filing fee	$25,417
NYSE listing fee	$80,000
Legal fees and expenses	$2,017,000
Accounting fees and expenses	$1,220,000
Consulting fees and expenses	$1,875,000
Printing costs	$100,000
Other fees and expenses	$315,000

Total	$5,640,067
All amounts are estimated except the U.S. Securities and Exchange Commission registration fee and National Association of Securities Dealers Inc. filing fee.

Where you can find additional information
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us.
Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, the rules preventing issuers from making selective disclosures of material information as contained in Regulation FD of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006	F-3
 Consolidated Statements of Operations for the Years Ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006
F-4
 Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006
F-6
 Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006
F-10
 Notes to Consolidated Financial Statements for the Years Ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006
F-11

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Report of independent registered public accounting firm
The Board of Directors and Shareholders of
Qiao Xing Mobile Communication Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Qiao Xing Mobile Communication Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2004, December 31, 2005, November 30, 2006 (all “Old Basis”) and December 31, 2006 (“New Basis”) and the related consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 (all “Old Basis”) and the period from November 30, 2006 through December 31, 2006 (“New Basis”), all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, and the results of its operations and cash flows for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As further described in Note 2(a) and Note 12, Qiao Xing Universal Telephone, Inc. (“Xing”) acquired the remaining 20% equity interest of the Company on November 30, 2006, resulting in the Company becoming wholly owned by Xing. Accordingly, the consolidated financial statements as of December 31, 2006 and for the period from November 30, 2006 to December 31, 2006 reflect the new basis of accounting arising from the transaction. As more fully described in Note 25, the Group conducts significant transactions with related parties, including transactions with Xing. As further described in Note 28(c), the Company executed a 40-for-one ordinary share split, effective April 13, 2007.
The accompanying consolidated financial statements as of December 31, 2006 and for the period from January 1, 2006 through November 30, 2006 and for the period from November 30, 2006 through December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(x) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
March 26, 2007, except as to Note 28(c), which is as of April 13, 2007

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated balance sheets
(amounts in thousands, except per share data)

		Old Basis (Note 2(a))			New Basis (Note 2(a))

		December 31,	December 31,	November 30,	December 31,	December 31,
	Note	2004	2005	2006	2006	2006

		RMB	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash	25	81,741	379,377	713,099	762,086	97,652
Restricted cash	14	93,822	126,448	116,192	119,302	15,287
Bills receivable		27,811	201,158	22,250	9,910	1,270
Accounts receivable, net	3	382,051	533,035	427,420	564,618	72,349
Inventories	4	203,831	170,575	147,077	163,833	20,993
Prepayments	5	253,445	250,716	182,280	268,084	34,352
Other current assets	6	9,108	11,659	71,616	2,117	271
Receivable from disposal of an investment in affiliate	9	50,400	—	—	—	—
Deferred income tax assets	18	2,662	5,832	4,263	3,960	507
Amounts due from related parties	25	123,929	—	—	—	—

Total current assets		1,228,800	1,678,800	1,684,197	1,893,910	242,681
Property, machinery and equipment, net	7	93,187	35,473	189,530	190,511	24,412
Non-current prepayments	8	2,355	—	38,175	38,106	4,883
Other equity investments	10	40,220	7,803	7,803	7,803	1,000
Goodwill	11(a), 12	23,393	23,393	23,393	112,814	14,455
Other intangible assets, net	13	64,819	52,939	42,049	93,008	11,918

Total assets		1,452,774	1,798,408	1,985,147	2,336,152	299,349

Liabilities, minority interests and shareholders’ equity
Current liabilities
Short-term borrowings	14	638,068	639,972	610,314	602,790	77,240
Accounts payable		214,204	312,806	177,609	165,326	21,185
Receipts in advance		51,238	43,433	18,535	15,389	1,972
Other payables	15	4,402	44,643	20,158	18,788	2,408
Accrued liabilities	16	9,665	29,813	41,925	35,360	4,531
Deposits received		7,667	10,589	1,510	1,510	193
Current portion of capital lease obligations		1,510	—	—	—	—
Amounts due to related parties	25	14,987	48,940	138,426	345,122	44,223
Income taxes payable	18	12,348	25,876	18,225	22,943	2,940

Total current liabilities		954,089	1,156,072	1,026,702	1,207,228	154,692
Capital lease obligations, excluding current portion		2,265	—	—	—	—
Deferred income tax liabilities	18	10,338	5,419	3,711	11,740	1,504

Total liabilities		966,692	1,161,491	1,030,413	1,218,968	156,196

Minority interests		146,726	66,954	75,097	76,896	9,853

Shareholders’ equity:
Ordinary shares of US$0.00025 par value: 200,000 shares authorized; 40,000 shares issued and outstanding	28(a)(c)	83	83	83	83	11
Additional paid-in capital		308,283	308,283	311,805	1,059,690	135,786
Retained earnings (accumulated deficit)	12, 19	30,990	261,597	567,749	(19,485)	(2,497)

Total shareholders’ equity		339,356	569,963	879,637	1,040,288	133,300

Commitments and contingencies	23
Total liabilities, minority interests and shareholders’ equity		1,452,774	1,798,408	1,985,147	2,336,152	299,349

See accompanying notes to the consolidated financial statements.

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of operations
(amounts in thousands, except per share data)

			Old Basis (Note 2(a))				New Basis (Note 2(a))

					January 1,	January 1,	November 30,	November 30,
			Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
			December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	Note		2004	2005	2006	2006	2006	2006

			RMB	RMB	RMB	US$	RMB	US$
Revenues	17
- external parties			1,094,415	1,853,181	2,277,112	291,784	255,154	32,695
- related parties	25(a	)	319,850	10,944	4,086	524	859	110

			1,414,265	1,864,125	2,281,198	292,308	256,013	32,805
Cost of goods sold(i)	4		(1,245,514)	(1,526,378)	(1,843,327)	(236,200)	(218,882)	(28,047)

Gross profit			168,751	337,747	437,871	56,108	37,131	4,758
Selling and distribution expenses (ii)			(20,568)	(15,912)	(12,054)	(1,545)	(2,707)	(347)
General and administrative expenses (ii)			(20,518)	(19,993)	(19,879)	(2,547)	(1,170)	(150)
Research and development expenses (ii)			(15,418)	(16,072)	(15,131)	(1,939)	(1,161)	(149)
In-process research and development	12		—	—	—	—	(41,739)	(5,348)
Amortization of intangible assets	13		(11,880)	(11,880)	(10,890)	(1,395)	(4,288)	(549)

Operating income (loss)			100,367	273,890	379,917	48,682	(13,934)	(1,785)
Interest income	17, 25		1,434	5,592	5,320	681	631	81
Foreign currency exchange gain, net			—	1,044	9,628	1,234	1,502	193
Interest expense	17, 25, 26		(21,719)	(32,332)	(27,115)	(3,474)	(2,213)	(284)
Impairment of other equity investment	10(c	)	—	(7,517)	—	—	—	—
Gain on disposal of a subsidiary	11(b	)	—	10,307	—	—	—	—
Gain on disposal of an investment in affiliate	9		10,721	—	—	—	—	—
Other income, net (iii)			480	534	3,857	494	579	74

Income (loss) before income tax expense, minority interests, equity in earnings of affiliate and extraordinary items			91,283	251,518	371,607	47,617	(13,435)	(1,721)
Income tax expense	18		(7,533)	(16,719)	(55,991)	(7,175)	(4,251)	(545)

Income (loss) before minority interests, equity in earnings of affiliate and extraordinary items			83,750	234,799	315,616	40,442	(17,686)	(2,266)
Minority interests			(43,520)	(52,349)	(27,260)	(3,493)	(1,799)	(231)

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of operations
(amounts in thousands, except per share data)

			Old Basis (Note 2(a))				New Basis (Note 2(a))

					January 1,	January 1,	November 30,	November 30,
			Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
			December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	Note		2004	2005	2006	2006	2006	2006

			RMB	RMB	RMB	US$	RMB	US$
Equity in earnings of affiliate	9		1,681	—	—	—	—	—

Income (loss) before extraordinary items			41,911	182,450	288,356	36,949	(19,485)	(2,497)
Extraordinary items—gains on acquisitions of additional equity interests in CECT—net of nil tax	11(b), (c	)	—	48,157	17,796	2,281	—	—

Net income (loss)			41,911	230,607	306,152	39,230	(19,485)	(2,497)

Basic and diluted earnings (loss) per share	28(c	)
Income (loss) before extraordinary items			1.05	4.56	7.21	0.92	(0.49)	(0.06)
Extraordinary gains			—	1.21	0.44	0.06	—	—

Net income (loss)			1.05	5.77	7.65	0.98	(0.49)	(0.06)

Weighted average number of shares outstanding			40,000	40,000	40,000	40,000	40,000	40,000

(i) Includes purchases of handset components from related parties in connection with sales to external parties and related parties of	25(a	)	(628,774)	(61,445)	—	—	—	—
(ii) Includes expenses charged by related parties of	25(a	)	4,105	2,177	—	—	—	—
(iii) Includes income from a related party of	25(a	)	1,110	—	—	—	—	—
See accompanying notes to the consolidated financial statements.

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of cash flows
(amounts in thousands)

	Old Basis (Note 2(a))				New Basis (Note 2(a))

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Cash flows from operating activities:
Net income (loss)	41,911	230,607	306,152	39,230	(19,485)	(2,497)

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
— Depreciation of property, machinery and equipment	9,210	7,450	5,271	676	499	64
— Impairment of other equity investment	—	7,517	—	—	—	—
— In-process research and development	—	—	—	—	41,739	5,348
— Amortization of intangible assets	11,880	11,880	10,890	1,395	4,288	549
— Bad debt expense (recovery) in respect of accounts receivables	881	987	(594)	(76)	(1)	—
— Inventory write-downs	26,743	9,130	3,152	404	46	6
— Foreign currency exchange gain, net	—	(1,044)	(9,833)	(1,259)	(1,498)	(192)
— Deferred income tax	(4,436)	(5,498)	260	33	(467)	(60)
— Net loss (gain) on disposal of property, machinery and equipment	76	(329)	8	1	—	—
— Gain on disposal of a subsidiary	—	(10,307)	—	—	—	—
— Gain on disposal of an investment in affiliate	(10,721)	—	—	—	—	—
— Minority interests	43,520	52,349	27,260	3,493	1,799	231
— Equity in earnings of affiliate	(1,681)	—	—	—	—	—
— Share-based compensation	—	—	3,522	451	—	—
— Extraordinary gains on acquisitions of additional equity interests in CECT—net of nil tax	—	(48,157)	(17,796)	(2,281)	—	—

	75,472	23,978	22,140	2,837	46,405	5,946

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of cash flows
(amounts in thousands)

	Old Basis (Note 2(a))				New Basis (Note 2(a))

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Changes in operating assets and liabilities, net of effects of purchase of additional interest in CECT in 2005 and push-down accounting adjustments in 2006
Bills receivable	(19,975)	(173,347)	178,908	22,925	12,340	1,581
Accounts receivable	(169,316)	(151,971)	106,209	13,609	(137,197)	(17,580)
Inventories	(41,153)	25,035	106,883	13,696	(102,105)	(13,084)
Prepayments	(17,272)	1,791	(24,302)	(3,114)	552	71
Other current assets	9,447	(2,551)	6,586	844	2,956	379
Amounts due from related parties	(30)	155	—	—	—	—
Non-current prepayments	376	1	—	—	69	9
Accounts payable	99,875	98,602	(135,197)	(17,324)	(12,283)	(1,574)
Receipts in advance	(12,951)	(7,805)	(24,898)	(3,190)	(3,146)	(403)
Other payables	3,261	36,483	(24,485)	(3,138)	(1,370)	(176)
Accrued liabilities	113	20,148	12,112	1,552	(6,565)	(841)
Deposits received	(751)	2,922	(9,079)	(1,164)	—	—
Amounts due to related parties	5,598	(6,606)	—	—	—	—
Income taxes payable	11,969	13,528	(7,651)	(980)	4,718	605

	(130,809)	(143,615)	185,086	23,716	(242,031)	(31,013)

Net cash (used in) provided by operating activities	(13,426)	110,970	513,378	65,783	(215,111)	(27,564)

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of cash flows
(amounts in thousands)

			Old Basis (Note 2(a))				New Basis (Note 2(a))

					January 1,	January 1,	November 30,	November 30,
			Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
			December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	Note		2004	2005	2006	2006	2006	2006

			RMB	RMB	RMB	US$	RMB	US$
Cash flows from investing activities:
Capital expenditures			(25,432)	(6,089)	(200,471)	(25,688)	(2)	—
Deposit for purchase of property, machinery and equipment	6		—	—	(133,085)	(17,053)	—	—
Refund of deposit for purchase of property, machinery and equipment	6		—	—	66,542	8,526	66,543	8,527
Restricted cash related to new bank borrowings	14		(48,781)	(102,964)	(67,999)	(8,713)	(8,864)	(1,136)
Refund of restricted cash upon repayment of bank borrowings	14		6,150	70,338	78,255	10,027	5,754	737
Proceeds from the partial sale of an investment in affiliate	9		21,600	50,400	—	—	—	—
Purchases of additional equity interests in CECT	24(c	)	(1,000)	(126)	—	—	—	—
Collection of amounts due from China Electronics Financial Co. Ltd.	10(a	)	—	—	7,030	901	—	—
Repayment of an advance to a distributor			1,200	—	—	—	—	—
Proceeds from disposal of property, machinery and equipment			2,808	6,827	411	53	—	—

Net cash (used in) provided by investing activities			(43,455)	18,386	(249,317)	(31,947)	63,431	8,128

Cash flows from financing activities:
Proceeds from short-term borrowings			990,692	972,160	1,089,219	139,570	23,883	3,060
Repayment of short-term borrowings			(676,174)	(970,256)	(1,116,271)	(143,037)	(31,100)	(3,985)
Borrowings received from Xing or from related parties on behalf of Xing	25		132,196	820,381	593,578	76,060	242,814	31,114
Repayments of borrowings from Xing or from related parties on behalf of Xing	25		(409,083)	(650,097)	(496,865)	(63,667)	(34,930)	(4,476)

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of cash flows
(amounts in thousands)

		Old Basis (Note 2(a))				New Basis (Note 2(a))

				January 1,	January 1,	November 30,	November 30,
		Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
		December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	Note	2004	2005	2006	2006	2006	2006

		RMB	RMB	RMB	US$	RMB	US$
Repayments of borrowings from other related parties		(10,000)	—	—	—	—	—
Repayment of capital lease obligations		(1,511)	(3,775)	—	—	—	—

Net cash provided by financing activities		26,120	168,413	69,661	8,926	200,667	25,713

Effect of foreign exchange rate changes		—	(133)	—	—	—	—

Net (decrease) increase in cash		(30,761)	297,636	333,722	42,762	48,987	6,277
Cash, beginning of year/period		112,502	81,741	379,377	48,613	713,099	91,375

Cash, end of year/period		81,741	379,377	713,099	91,375	762,086	97,652

Supplemental cash flow information is set out in Note 24.
See accompanying notes to the consolidated financial statements.

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity
(amounts in thousands)

	Ordinary shares			Retained
			Additional	earnings
	Number		paid-in	(accumulated
	of shares	Amount	capital	deficit)	Total

		RMB	RMB	RMB	RMB
Old Basis (Note 2(a))
Balance as of January 1, 2004	40,000	83	308,283	(10,921)	297,445
Net income	—	—	—	41,911	41,911

Balance as of December 31, 2004	40,000	83	308,283	30,990	339,356
Net income	—	—	—	230,607	230,607

Balance as of December 31, 2005	40,000	83	308,283	261,597	569,963
Net income for the period from January 1 to November 30, 2006	—	—	—	306,152	306,152
Share-based compensation (Note 20)	—	—	3,522	—	3,522

Balance as of November 30, 2006	40,000	83	311,805	567,749	879,637

New Basis (Note 2(a))
New Basis accounting adjustments (Note 12)	—	—	747,885	(567,749)	180,136
Net loss for the period from November 30 to December 31, 2006	—	—	—	(19,485)	(19,485)

Balance as of December 31, 2006	40,000	83	1,059,690	(19,485)	1,040,288

Balance as of December 31, 2006 (in US$)	40,000	11	135,786	(2,497)	133,300

See accompanying notes to the consolidated financial statements.

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS
Qiao Xing Mobile Communication Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands (the “BVI”) on January 31, 2002. Its authorized capital is US$50 of which US$10 has been issued and paid up on August 28, 2002. As of December 31, 2004 and 2005, the Company was 80% owned by Qiao Xing Universal Telephone, Inc. (“Xing” or the “parent company”), whose ordinary shares have been listed on the NASDAQ Global Market since February 1999. On November 30, 2006, Xing acquired the remaining 20% equity interest in the Company from Galbo Enterprise Limited (“Galbo”) and as a result, the Company became a wholly owned subsidiary of Xing.
The Company and its subsidiaries (the “Group”) are principally engaged in the production and sales of mobile phones and accessories in the People’s Republic of China (the “PRC”).
Details of the Group’s subsidiaries are as follows:

				Percentage of equity
				interest attributable to
				the Group

				December 31,
Name			Place of
	Note		incorporation	2004	2005	2006	Principal activities

Subsidiaries
CEC Telecom Co., Ltd. (“CECT”)	(a	)	The PRC	65.0%	90.0%	93.41%	Production and sales of mobile and phones accessories
Beijing Jinxin Hengtong Technology	(b	)	The PRC	58.5%	—	—	Production and
Company Limited (“BJHTCL”)							sales of electronic products

Notes:

(a)	CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. The Company completed the acquisition of an initial 65% equity interest in CECT from Tianjin Economic—Technological Development Area Co., Ltd. (“TEDA”), China Electronics Corporation (“CEC”) and other group companies of CEC on February 8, 2003. Upon the acquisition, the permitted operating period of CECT has been extended to February 7, 2033.

As more fully described in Note 11(b), on July 31, 2005, the Company completed the acquisition of an additional 25% equity interest in CECT from CEC via a subsidiary of Xing, Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”). The Group structured the acquisition of the additional equity interest in CECT through QXCI to facilitate the governmental approval process for the acquisition. Also, on July 31, 2006, the Company injected additional capital of US$18,750 (RMB149,600) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, the Company’s equity interest in CECT increased from 90% to 93.41%, which has been accounted for under the purchase method of accounting (Note 11(c)).

(b)	BJHTCL is a limited liability company established in the PRC on February 26, 2001 with a permitted operating period of 30 years. The Group’s interest in BJHTCL through July 31, 2005

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

was held through CECT which had a 90% equity interest in BJHTCL. On July 31, 2005, the Group’s interest in BJHTCL was disposed of as part of the consideration for the acquisition of an additional 25% interest in CECT (Note 11(b)).
The Group is subject to, among others, the following significant concentrations and risks:
Country
As substantially all of the Group’s operations are conducted in the PRC, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.
Customers
Individual customers accounting for more than 10% of the Group’s revenue for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006 are as follows:

	Old Basis			New Basis

			January 1,	November 30,
	Year ended	Year ended	2006 to	2006 to
	December 31,	December 31,	November 30,	December 31,
	2004	2005	2006	2006

Beijing Jiasheng Ruitong Electronics Company Limited	28%	23%	15%	—
Huizhou Calilee Telecommunication Company Limited	21%	—	—	—
Shenzhen Siecom Communication Technology Development Company Limited	—	—	11%	23%
Jinan Qiaoxing Telecommunication Company Limited	—	—	—	14%
Xi’an Ruiqiao Electronics Company Limited	—	—	—	15%
Wuhan Jiajiali Electronics Company Limited	—	—	—	12%
Shenzhen Laidi Technical Company Limited	—	—	30%	13%
Beijing Jiusheng Technical Company Limited	—	—	16%	19%

	49%	23%	72%	96%

As of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, the Group’s five largest accounts receivable accounted for approximately 73%, 52%, 48% and 66% of the Group’s total accounts receivable, respectively.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Technology
The new advanced products that the Group is developing incorporate complex and evolving technologies that require substantial expenditures and resources. However, these new products may fail to be accepted at the rates or levels the Group anticipates and the Group may fail to realize the expected benefits from its investments in these new technologies.
The Group may experience greater variability in its operating results than in the past, particularly depending on the general economic conditions and the pace of development and acceptance of new technologies.
Changes in the communication industry are expected to increase competition and change the competitive landscape and may adversely affect the Group’s operating results.
Suppliers
The Group purchases materials and components from various suppliers in the PRC. The Group believes that there are a number of suppliers in the PRC with the ability to consistently supply materials and components that meet the Group’s quality standards and requirements. In the event that a major supplier ceases to sell to the Group, the Group believes that it could shift to other suppliers without incurring undue costs.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)     Basis of presentation
The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
As more fully described in Note 12, as a result of Xing obtaining 100% control of the Company, push-down accounting is applied to establish a new basis of accounting in the Group’s consolidated financial statements, effective November 30, 2006. Accordingly, the assets and liabilities of the Group have been adjusted to reflect the purchase adjustments recorded in Xing’s consolidated financial statements in connection with the acquisition of the 20% equity interest of the Company on November 30, 2006. There were no purchase adjustments relating to Xing’s original 80% equity interest in the Company, which was obtained by Xing in connection with the formation of the Company in 2002.
The acquisition of the 20% minority interest in the Company has been accounted for by Xing using the purchase method. Accordingly, the purchase price paid by Xing for the 20% equity interest has been allocated to a proportionate amount of the fair value of the Company’s underlying assets and liabilities at the date of the acquisition. The effects of the purchase adjustments recorded in Xing’s consolidated financial statements are push-downed and reflected in the Group’s consolidated financial statements.
Due to the impact of the changes arising from the push-down accounting adjustments described in Note 12, the 2006 income statement presentation separates the results into two periods: (1) the period from January 1, 2006 through November 30, 2006 (“Old Basis”) and (2) the period from November 30, 2006 through December 31, 2006 (“New Basis”). A vertical black line is inserted to indicate the application of a new basis of accounting and separate the Old Basis and the New Basis presentations in the consolidated financial statements.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(b)     Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
(c)     Cash and related party cash management arrangement
Cash consists of cash on hand and interest-bearing deposits placed with banks.
As more fully described in Note 25(b), the Group participates in a cash management arrangement at the direction and discretion of Xing. Consequently, the Group periodically both transfers cash to and receives cash from certain related parties. These cash flows are unrelated to the production and delivery of the Group’s products and services and do not stem from transactions or other events that enter into the determination of the Group’s net income. For purposes of the consolidated statements of cash flows, management has concluded that the cash inflows and outflows under this related party financing arrangement should be presented under “cash flows from financing activities” because the predominant source of the related cash flows is the result of Xing’s cash management with the objective to provide each entity within the related party group, including the Company, the necessary cash resources on an as-needed basis. The Company has considered alternative classifications for the cash flows associated with this related party arrangement, which in management’s judgement have characteristics of both investing (when excess cash of the Group is advanced to other entities) and financing (when funds received are in excess of amounts advanced to other entities) activities, and concluded that investing cash flows classification is not appropriate because the advances of the Group’s excess cash, if any, are non-interest bearing and represent in substance cash financing transactions within the related party group at the discretion of Xing.
(d)     Accounts receivable
Accounts receivable are recorded at invoiced amounts after deduction of trade discounts and allowances for doubtful accounts. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, the Company considers various factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(e)     Bills receivable
Bills receivable represent bank and commercial acceptance drafts that are non-interest bearing and due within a year.
(f)     Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. Costs of work-in-process and finished goods are composed of direct materials, direct labour and an attributable portion of manufacturing overhead based on normal operating capacity. Provisions for damaged, obsolete and slow-moving items are determined by management based on a consideration of

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

several factors, including the ageing of the inventories, current and expected future market trends and conditions, and the physical condition of the goods observed during periodic inventory counts.
(g)     Advance payments for purchases of raw materials
Advance payments for purchases of raw materials are included in prepayments and represent cash deposits paid to vendors in respect of the Group’s purchase orders placed and are used to set off subsequent accounts payable when purchases are made. The Group is required to make advance payments for any new suppliers engaged and when significant purchases are made. Advanced payments are unsecured and non-interest bearing. The amount of purchases applied against advance supplier payments was RMB826,178, RMB452,809, RMB1,178,203 (US$150,972) and RMB125,528 (US$16,085) for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, respectively.
(h)     Property, machinery and equipment
Property, machinery and equipment are stated at cost less accumulated depreciation and impairment. Property, machinery and equipment acquired in a purchase business combination are initially recorded based on fair value for the acquired interest with the remaining amount recorded at the minority interest’s historical book values. In addition, as a result of the application of push-down accounting (Note 12), the Group’s property, machinery and equipment have been adjusted to a new cost basis, which reflects Xing’s original 80% interest at amortized cost and additional 20% acquired interest at fair value as of November 30, 2006.
Property, machinery and equipment held under capital leases are initially recorded at the present value of the minimum payments at the inception of the leases, with equivalent liabilities categorized as appropriate under current or non-current liabilities. In connection with the Company’s acquisition of additional equity interest in CECT (Note 11(b),(c)), the value assigned to the portion of property, machinery and equipment acquired from the minority interest owner has been reduced to nil due to the excess of the fair value of the acquired additional net assets of CECT over the acquisition cost.
Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation on property, machinery and equipment is calculated using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings and improvements	5 – 30 years
Machinery and equipment	5 – 12 years
Furniture and office equipment	5 – 10 years
Motor vehicles	5 – 8 years
Depreciation of property, machinery and equipment attributable to manufacturing activities is capitalized as part of inventory and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the year/period incurred. Total depreciation for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006 were RMB9,210, RMB7,450, RMB5,271 (US$676) and RMB499 (US$64), respectively, of which 44%, 56%, 68% and 69% were recorded in cost of goods sold, 1%, 1%, 1% and Nil were recorded in selling and distribution expenses, and 55%, 43%, 31% and 31% were recorded in general and administrative expenses, respectively.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. No borrowing costs have been capitalized during the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. No depreciation is provided in respect of construction-in-progress.
Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
(i)     Lease prepayments
Lease prepayments represent the original cost of land use rights in the PRC, less costs charged to expense over the 50 year term of the rights.
(j)     Investment in affiliate
The Group’s equity investment in an entity for which it does not have a controlling financial interest, but rather the ability to exercise significant influence over the investee is accounted for using the equity method of accounting. Under the equity method, the Group’s proportionate share of affiliate’s net income or loss is included in the consolidated statements of operations.
When the estimated amount to be realized from the investment falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.
(k)     Other equity investments
Investments in equity securities which are not readily marketable and for which the Group does not have a controlling financial interest or the ability to exercise significant influence over the entity are carried at cost, less any impairment. Income from such investments is recognized to the extent dividends are received or are receivable.
(l)     Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired and can be further analysed as follows:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,		December 31,
	2006	2005	2006	2006		2006

	RMB	RMB	RMB	RMB		US$
Initial acquisition of CECT on February 8, 2003 (Note (11(a))	23,393	23,393	23,393	18,714	*	2,398
New basis accounting adjustment (Note 12)	—	—	—	94,100		12,057

	23,393	23,393	23,393	112,814		14,455

*	Represent Xing’s original 80% share of the goodwill prior to the application of push-down accounting

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Goodwill is evaluated for impairment at least annually. Management has determined that CECT is the reporting unit for testing goodwill impairment. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
The fair value of CECT is determined based on the expected discounted future cash flows methodology. The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of CECT’s weighted average cost of capital and other variables. Although the Company based its fair value estimate on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain.
Management performed step one of its annual goodwill impairment test as of December 31, 2004, 2005 and 2006 and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required.
(m)     Other intangible assets
Acquired intangible assets, other than goodwill, are recognized if it satisfies either the “contractual-legal” or “separability” criterion specified under US GAAP. Such intangible assets are initially measured and recorded at fair value. As a result of the application of push-down accounting, intangible assets have been adjusted to a new cost basis, which reflects Xing’s original 80% interest at amortized cost and additional 20% acquired interest at fair value as of November 30, 2006.
Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4.1 – 5 years
Backlog	4 – 5 months
Licences	5 years
Intangible assets with determinable useful lives are tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process.
The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.
Management has determined that the Group’s “CECT” brand does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.
The fair value of the “CECT” brand is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand name comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT” brand name but nevertheless had wanted its products to have

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in the PRC which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
(n)     Impairment of other long-lived assets
Other long-lived assets, primarily consisting of property, machinery and equipment, non-current prepayments and deposits for purchase of property, machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
(o)     Receipts in advance
Receipts in advance represent cash deposits received from customers in respect of their purchase orders placed and are used to set off subsequent accounts receivable when sales are recognized by the Group.
(p)     Revenue recognition
The Group derives revenues principally from the sales of mobile phones and accessories in the PRC, and to a lesser extent the rendering of technical, processing and other related services.
Sales of mobile phones and accessories
Sales represent the invoiced value of goods, net of value-added-tax (“VAT”), discounts, returns, volume rebates and price guarantees supplied to customers. The Group recognizes revenue when products are received by the customers and the customer takes ownership and assumes risks of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the selling price is fixed or determinable. Liability for price guarantees, which generally cover a period of between three to four months, is determined based on management’s estimates of future price reductions and the

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

level of unsold inventories held by customers at the dates of expected price adjustments. Provision for price guarantees of the Group is analyzed as follows:

	Old Basis			New Basis

			January 1,	November 30,
	Year ended	Year ended	2006 to	2006 to
	December 31,	December 31,	November 30,	December 31,
	2004	2005	2006	2006

	RMB	RMB	RMB	RMB
Balance at beginning of year/period	253	1,150	—	—
Provision—reported as reduction of revenues	4,672	28,299	26,619	—
Utilization	(3,775)	(29,449)	(26,619)	—

Balance at end of year/period	1,150	—	—	—

Sales of the Group made in the PRC are subject to the PRC VAT at a rate of 17% (“output VAT”). Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”). VAT collected is excluded from revenue of the Group and is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.
Provision of services
Revenues from the provision of technical, processing and other related services are recognized in the period when performance of service is completed as agreed to in each service agreement and when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collection is reasonably assured.
(q)     Government grants
Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations in the same period in which the related expenses are incurred.
For the year ended December 31, 2004, government grants of RMB500 were recognized to compensate research and development expenses incurred. There were no government grants for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006.
(r)     Product warranties
The Group provides a warranty to customers that its products will meet the stated functionality as agreed to in each sales arrangement. The Group provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims,

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions of product warranty costs are charged to cost of goods sold and are analyzed as follows:

	Old Basis			New Basis

			January 1,	November 30,
	Year ended	Year ended	2006 to	2006 to
	December 31,	December 31,	November 30,	December 31,
	2004	2005	2006	2006

	RMB	RMB	RMB	RMB
Balance at beginning of year/period	4,286	3,775	3,922	6,905
Provision	4,907	9,220	13,751	908
Utilization	(5,418)	(9,073)	(10,768)	(1,004)

Balance at end of year/period	3,775	3,922	6,905	6,809

(s)     Shipping and handling costs
Shipping and handling costs related to the transportation of the raw materials and components to the Group’s processing factories are borne by the suppliers. The Group records all outbound shipping and handling costs in cost of goods sold. For the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, shipping and handling costs included in cost of goods sold were RMB555, RMB4,291, RMB5,677 (US$727) and RMB469 (US$60), respectively.
(t)     Advertising costs
Costs incurred for producing and communicating advertising are charged to expense when incurred. Advertising costs amounted to RMB14,459, RMB13,787, RMB10,382 (US$1,330) and RMB2,491 (US$319) for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, respectively and such costs were recorded in selling and distribution expenses.
(u)     Research and development costs
Research and development costs are expensed as incurred.
(v)     Retirement and other postretirement benefits
Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.
(w)     Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(x)     Foreign currency transactions
The Group’s reporting currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations outside of operating income.
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the PRC’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.
For the convenience of readers, certain 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.8041, being the noon buy rate for U.S. dollars in effect on December 29, 2006 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2006, or at any other date.
(y)     Earnings per share
Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year/period. The Company did not have any dilutive securities during the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006 and accordingly, basic and diluted earnings per share are the same for all periods presented.
(z)     Use of estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the Group’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations and purchase of additional equity interests in CECT from the minority interest holder, useful lives of intangible assets, collectibility of accounts receivable and the recoverability of the carrying amounts of inventories. Actual result could differ from those estimates.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(aa)     Segment information
The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s operating segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of CECT, the operating subsidiary in the PRC. As such, management has determined that CECT is the Group’s only operating segment, as that term is defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” As the Group’s operations and customers are principally all located in the PRC, no geographic information has been presented.
(ab)     Contingencies
In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any claims since operations commenced, the Group has not recognized a liability for any claims.
(ac)     Recently issued accounting standards

(i) In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretations No. 48, “Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated financial statements.

(ii) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the consolidated financial statements.

(iii) In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

is effective for the Company’s fiscal year ended December 31, 2006, with early application encouraged. The Company adopted SAB 108 in 2006, which did not have any impact on the consolidated financial statements.
3     ACCOUNTS RECEIVABLE, NET
Accounts receivable, net consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Accounts receivable
— related parties (Note 25(b))	67,876	3,323	—	—	—
— third parties	315,828	532,352	429,466	566,663	72,611

	383,704	535,675	429,466	566,663	72,611
Less: Allowance for doubtful accounts	(1,653)	(2,640)	(2,046)	(2,045)	(262)

Accounts receivable, net	382,051	533,035	427,420	564,618	72,349

An analysis of the allowance for doubtful accounts is as follows:

	Old Basis			New Basis

			January 1,	November 30,
	Year ended	Year ended	2006 to	2006 to
	December 31,	December 31,	November 30,	December 31,
	2004	2005	2006	2006

	RMB	RMB	RMB	RMB
Balance at beginning of year/period	772	1,653	2,640	2,046
Bad debt expense	1,200	1,001	—	—
Bad debt recovery	(319)	(14)	(594)	(1)

Balance at end of year/period	1,653	2,640	2,046	2,045

4	INVENTORIES
Inventories consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Raw materials	102,742	111,397	123,612	131,998	16,914
Finished goods	101,089	59,178	23,465	31,835	4,079

	203,831	170,575	147,077	163,833	20,993

Inventories write-downs of RMB26,743 and RMB9,130 for the years ended December 31, 2004 and 2005 and RMB3,152 (US$404) and RMB46 (US$6) for the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, respectively, were charged to cost of goods sold. Inventories sold during the years ended December 31,

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006 include recovery of previously written down inventory of approximately RMB1,305, RMB5,996, RMB16,033 (US$2,054) and RMBNil (US$Nil), respectively, as a result of the subsequent sale of such inventory at amounts that were higher than the written down value.

5	PREPAYMENTS
Prepayments consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Advance payments for purchases of raw materials (Note 2(g))	233,098	232,189	145,652	232,008	29,730
Prepaid design, licensing and tooling fees	20,318	18,527	31,949	31,140	3,990
Lease prepayments (Note 8)	29	—	829	829	106
Deferred listing fees	—	—	3,850	4,107	526

	253,445	250,716	182,280	268,084	34,352

6	OTHER CURRENT ASSETS
Other current assets consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Advances to staff	1,385	2,779	1,383	963	123
Amount due from China Electronics Financial Co., Ltd (Note 10(a))	7,030	7,030	—	—	—
Rental, utilities and other deposits	555	1,520	183	183	24
Deposit for purchase of property, machinery and equipment (Note (a))	—	—	67,543	—	—
Other	138	330	2,507	971	124

	9,108	11,659	71,616	2,117	271

Note:

(a)	In February 2006, CECT entered into an agreement to purchase an office premise from Beijing Ideal Industry Development Group Company (the “Seller”), an independent third party, in Beijing at a total consideration of RMB221,808. A total amount of RMB133,085 had been paid as deposits on March 1, 2006. On November 30, 2006, an agreement was signed between the Seller and CECT where the Seller would pay to CECT an amount of RMB1,000, in addition to a full refund of the deposits, in order to terminate the purchase agreement. CECT received RMB66,542 from the Seller upon signing the termination agreement on November 30, 2006 and the remaining RMB67,543 was paid in December, 2006.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

7	PROPERTY, MACHINERY AND EQUIPMENT, NET
Property, machinery and equipment consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Buildings and improvements	44,486	930	153,468	153,741	19,700
Machinery and equipment	59,856	40,691	46,266	34,608	4,435
Furniture and office equipment	4,558	4,511	4,464	1,962	252
Motor vehicles	2,630	1,918	2,071	699	89

	111,530	48,050	206,269	191,010	24,476
Less: Accumulated depreciation	(18,343)	(12,577)	(16,739)	(499)	(64)

	93,187	35,473	189,530	190,511	24,412

All the Group’s property, machinery and equipment are located in the PRC.
Machinery and equipment with cost of RMB7,551 and accumulated depreciation of RMB2,743 as of December 31, 2004 were held under capital lease obligations. No asset was held under capital lease obligations as of December 31, 2005, November 30, 2006 and December 31, 2006.
The Group’s interests in buildings for own use is held through CECT which are located in the PRC. Of the fourteen buildings acquired in 2006, the applications for the property ownership certificates of three buildings with net book value of approximately RMB2,645 as of December 31, 2006 were still in progress and the property ownership certificates have not been issued to the Group by the relevant offices of the State-owned Land Bureau in the PRC.

8	NON-CURRENT PREPAYMENTS
Non-current prepayments consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Deposit for the acquisition of additional equity interest in CECT (Note 24(c))	1,000	—	—	—	—
Lease prepayments (Note(a))	1,355	—	38,175	38,106	4,883

	2,355	—	38,175	38,106	4,883

Note:

(a)	Private ownership of land is not allowed in the PRC. Rather, entities acquire the right to use land for a designated term. As of December 31, 2004, land use rights of the Group included certain parcels of land located at 26 Chang Sheng Road, Chang Ping Keji Yuan, Chang Ping District, Beijing, the PRC with a net book value of approximately RMB1,384 comprising current portion of RMB29 (Note 5) and non-current portion of RMB1,355 held by BJHTCL under a land use

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

right with a term of 50 years expiring in April 2054. The land use right was disposed of as part of the transfer of the Company’s investment in BJHTCL to CEC as partial consideration for the Company’s acquisition of an additional equity interest in CECT (Note 11(b)).

As of November 30, 2006 and December 31, 2006, land use rights of the Group included certain parcels of land located at Langtou Village, Luoyang Town, Boluo County, Huizhou City, Guangdong Province, the PRC with a net book value of approximately RMB39,004 and RMB38,935, comprising current portion of RMB829 and RMB829 (Note 5) and non-current portion of RMB38,175 and RMB38,106, respectively. The land, which is held through CECT, has a total area of approximately 100,000 square meters and a lease term of 50 years. The land use rights for approximately 77,410 square meters will expire in September 2051 and the remaining 22,590 square meters will expire in September 2052.

9	INVESTMENT IN AFFILIATE
CEC Mobile Co., Ltd (“CECM”) is a limited liability company established in the PRC on January 10, 2002 with a permitted operating period of 30 years until January 9, 2032 to engage in the production and sales of mobile phones and accessories. The Group’s interest in CECM as of December 31, 2003 was held through CECT which held 50% of the equity interest in CECM. On June 30, 2004, CECT’s 40% equity interest in CECM was sold to Beijing Lian Sheng Tong Investment Management Ltd., an unrelated third party, for a cash consideration of RMB72,000. Accordingly, CECT’s equity interest in CECM was reduced to 10%, which was reclassified as other equity investments accounted for under the cost method with the carrying amount at June 30, 2004 as the new cost basis (Note 10). The movements of the Group’s investment in CECM during the year ended December 31, 2004 are set out below:

RMB
Balance at December 31, 2003	74,918
Equity earnings from January 1, 2004 to June 30,2004	1,681
Disposal of partial equity interest on June 30, 2004	(61,279)
Reclassification of 10% equity interest in CECM on June 30, 2004 to other equity investments (Note 10)	(15,320)

Balance at December 31, 2004	—

The investment in CECM for the period from January 1, 2004 to June 30, 2004 was accounted for in the consolidated statement of operations using the equity method.
Summarized condensed financial information of CECM as of June 30, 2004 and for the six months ended June 30, 2004 are as follows:

June 30, 2004

RMB
Current assets	283,882
Non-current assets	2,475

Total assets	286,357

Current liabilities	208,332
Shareholders’ equity	78,025

Total liabilities and equity	286,357

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Six months ended
June 30, 2004

RMB
Revenue	140,953
Cost of goods sold	(130,791)

Gross profit	10,162
Operating expenses	(5,803)

Operating income	4,359
Other expenses	(545)

3,814
Income tax expenses	(453)

Net income	3,361

The Group’s equity in CECM’s earning (50%)	1,681

The Group’s carrying amount of the investment in CECM immediately before the disposal of the 40% shareholding in CECM was RMB76,598, which was in excess of its then share of the underlying equity in the net assets of CECM by RMB37,586 and represents investor level goodwill that arose upon acquisition on February 8, 2003.
The consideration for the sale of the 40% shareholding in CECM of RMB72,000 was payable as follows:

Settlement date	RMB

Before July 12, 2004	21,600
Before July 15, 2005	36,000
Before August 30, 2005	14,400

72,000

10	OTHER EQUITY INVESTMENTS
Other equity investments are stated at cost and consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
China Electronics Financial Co., Ltd. (Note(a))	20,000	—	—	—	—
Suzhou Minji CEC Telecom Co., Ltd. (Note(b))	4,900	—	—	—	—
CECM (Note 9 and Note(c))	15,320	7,803	7,803	7,803	1,000

Balance at end of year/period	40,220	7,803	7,803	7,803	1,000

Notes:

(a)	This represents the Group’s 2.509% equity interest in China Electronics Financial Co., Ltd. (“CEFCL”) which was held through CECT. As of December 31, 2004, CECT held 3.86% equity interest in CEFCL (a company owned and controlled by CEC and by various affiliates and

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

subsidiaries of CEC), which is a limited liability company established in the PRC to engage in the provision of financial services. On July 31, 2005, the Group’s interest in CEFCL was disposed of as part of the consideration for the acquisition by the Group of an additional 25% equity interest in CECT (Note 11(b)).

As disclosed in Note 6, there was an amount of RMB7,030 due from CEFCL as of December 31, 2004 and 2005. The amount represents a receivable in respect of interest provided by CEFCL on deposits placed by CECT for periods prior to the Company’s acquisition of CECT on February 8, 2003. The amount due from CEFCL is unsecured, non-interest bearing and repayable on demand. The amount was subsequently settled and paid by CEFCL in June 2006.

(b)	Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) is a sino-foreign joint venture formed in the PRC on January 13, 2004 to engage in the research, development and design of telecommunication products, pursuant to an agreement entered into between CECT and Minji Diantong Malaysia Co., Ltd. (“MDMCL”) on December 10, 2003. CECT was required to invest RMB4,900 for a 49% equity interest in the registered capital of SMCECT of RMB10,000. The amount of RMB4,900 was paid by MDMCL on behalf of CECT in 2004 and the contractual obligation to repay MDMCL such amount is included in amounts due to related parties in the consolidated balance sheet as of December 31, 2004.

Pursuant to the joint venture agreement signed with MDMCL in respect of SMCECT, the Group did not have control or the ability to exercise significant influence on SMCECT, was not entitled to the sharing of any of the operating results of SMCECT and assumed no undertakings in respect of SMCECT.

In January 2005, CECT disposed of its entire 49% equity interest in SMCECT to the joint venture partner, MDMCL, for a consideration of RMB4,900, which was then used by CECT to settle the amount due to MDMCL in respect of the initial investment. No gain or loss was recorded upon the disposal.

(c)	Subsequent to the Company’s disposal of a 40% equity interest in CECM in June 2004, the operations of CECM began to deteriorate during 2005 which was mainly a result of the unexpectedly low market demand for CDMA handsets, primarily due to the inadequate coverage of CDMA network in the PRC. Management has determined the significant adverse change in the CDMA market condition to be an indicator for an other-than-temporary impairment in the Company’s remaining 10% equity interest in CECM. Despite the Company’s ability and intent to continue to hold the investment in CECM, management has deemed the investment other-than temporarily impaired given the severity of the decline in the demand for CDMA handsets and the absence of evidence to support a recovery of the carrying amount of the remaining 10% equity interest in CECM within a reasonable period of time. Consequently, an impairment charge of RMB7,517 was recognized during the year ended December 31, 2005 to write down the investment in CECM to its estimated fair value. As part of the establishment of the new basis of accounting (Note 12), management considered the need to adjust the carrying amount of this investment and concluded that no such adjustment is deemed necessary.

11	ACQUISITIONS
(a)     Initial acquisition of CECT
On February 8, 2003, the Company completed the acquisition of its initial 65% equity interest in CECT.
Goodwill of RMB23,393 as of December 31, 2004, December 31, 2005 and November 30, 2006 (“Old Basis”), which is not deductible for tax purposes, pertains solely to the initial acquisition of the

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Group’s initial 65% equity interest in CECT. As further discussed in Note 12, the historical goodwill is subsequently adjusted to reflect the effects of application of push-down accounting on November 30, 2006 (“New Basis”).
(b)     Acquisition of additional equity interest in CECT
On July 31, 2005, the Company completed the acquisition of an additional 25% equity interest in CECT from QXCI, which is a subsidiary of Xing, for a total consideration of RMB75,000 pursuant to an agreement entered into between the Company and QXCI. QXCI acquired the 25% equity interest in CECT from CEC at the same consideration of RMB75,000 on July 29, 2005 on behalf of the Company and contemplated that the 25% equity interest in CECT acquired would be transferred to the Company on the same terms shortly after the purchase. The transaction was structured to facilitate the governmental approval process for the acquisition.
The Company has accounted for the acquisition of the additional equity interest in CECT under the purchase method. The fair value of underlying net assets representing the Company’s additional 25% equity interest acquired in CECT exceeded the Company’s purchase price, giving rise to negative goodwill. Such negative goodwill was first allocated to reduce the purchase price allocated to certain assets. The remaining unallocated negative goodwill of RMB48,157 has been recognized as a non-taxable extraordinary gain in the consolidated statements of operations for the year ended December 31, 2005.
The purchase price for the additional 25% equity interest in CECT represented the results of negotiations with CEC. Factors that influenced the purchase price include:

(1) CEC’s urgency to dispose of its 25% stake in CECT to accomplish its own group restructuring plans; and

(2) relaxation of rules in the PRC concerning the granting of mobile phone licenses, which reduced the number of investors who would be interested in purchasing CEC’s remaining 25% equity interest in CECT.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Details of the 25% of the fair value of the net assets of CECT on 31 July, 2005 are as follows:

July 31, 2005

RMB
Cash	10,390
Restricted cash	44,773
Bills receivable	43,078
Accounts receivable, net	126,305
Inventories	73,535
Prepayments	68,006
Other current assets	6,826
Amounts due from related parties	63,634
Property, machinery and equipment	9,795
Construction-in-progress	15
Other equity investments	1,951
Deferred income tax assets	3,257
In-process research and development	65,237
Other intangible assets	67,617

Total assets acquired	584,419

Short-term borrowings	167,100
Accounts payable	97,797
Receipts in advance	21,501
Other payables	4,764
Accrued liabilities	6,838
Deposits received	2,772
Income taxes payable	9,451
Amounts due to related parties	8,375

Total liabilities assumed	318,598

Fair value of net assets acquired	265,821

Satisfied by:
Cash consideration	4,607
Investment in CEFCL (Note (i))	20,000
Investment in BJHTCL (Note (ii))	50,393

Total purchase consideration	75,000

Negative goodwill	190,821

Less:
Property, machinery and equipment	9,795
Construction-in-progress	15
In-process research and development	65,237
Other intangible assets	67,617

142,664

Extraordinary item—gain on acquisition of additional equity interest in CECT	48,157

Notes:

(i)	CECT’s 3.86% interest in CEFCL, which was invested prior to the Company’s initial acquisition of CECT on February 8, 2003, had an original investment costs of RMB20,000. The investment in CEFCL had continued to be accounted for under the cost method up till July 29, 2005, when

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

such investment was transferred to QXCI (and thereafter to CEC) at a consideration of RMB20,000. No dividends or other distributions were received from CEFCL during this holding period and accordingly, the carrying value of the investment remained at RMB20,000 as at July 29, 2005, when the Company was offered by CEC to repurchase the 3.86% non-controlling interest at RMB20,000 and use that as part of the total consideration for the Company’s acquisition of the additional 25% equity interest in CECT.

(ii)	BJHTCL was 90%-owned by CECT at the date of the Company’s initial acquisition of CECT on February 8, 2003. Prior to the transfer to QXCI (and thereafter to CEC) as part of the consideration for the Company’s acquisition of the additional 25% equity interests in CECT, the major assets of BJHTCL were buildings and structures located in Beijing, and the related land lease prepayments. Based on an external valuation report, the aggregate fair value of buildings and structures, and the land lease prepayments held by BJHTCL was RMB48,700 at July 29, 2005, which together with the aggregate carrying amount of cash and other receivables of RMB886, gave an estimated fair value of BJHTCL of RMB49,586. Management has considered that the difference of RMB807 between the estimated fair value of RMB49,586 and the offer by CEC of RMB50,393 is immaterial.
The gain on disposal of BJHTCL of RMB10,307, as recognized in the consolidated statements of income for the year ended December 31, 2005, is calculated as follows:

RMB

Fair value of investment in BJHTCL	50,393
Net assets disposed of (Note 24(c))	(40,086)

Gain on disposal of subsidiary	10,307

(c)     Additional capital injection into CECT
On July 31, 2006, the Company injected additional capital of US$18,750 (RMB149,600) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, the Company’s equity interest in CECT increased from 90% to 93.41%, which has been accounted for under the purchase method of accounting.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Details of the 3.41% of fair value of the net assets of CECT on July 31, 2006, immediately prior to the Company’s additional capital injection, are as follows:

	July 31,
	2006

	RMB
Cash	17,262
Bills receivable	75
Accounts receivable, net	11,717
Inventories	6,618
Prepayments	10,214
Other current assets	1,335
Amounts due from related parties	801
Property, machinery and equipment	1,511	(*)
Deposits for purchase of property, machinery and equipment	11,070
Other equity investments	266
Deferred income tax assets	598
In-process research and development	6,287	(*)
Other intangible assets	13,914	(*)

Total assets acquired	81,668

Short-term borrowings	12,753
Accounts payable	7,149
Receipts in advance	2,224
Other payables	1,067
Accrued liabilities	1,045
Deposits received	45
Income tax payable	406
Amounts due to related parties	7,613

Total liabilities assumed	32,302

Fair value of net assets acquired	49,366
Less: Deemed purchase consideration (6.59% x RMB149,600)	(9,858)

Negative Goodwill	39,508
Less: Allocation of negative goodwill to non-financial assets, net of effects of book/ tax basis difference [Sum of(*) above]	(21,712)

Extraordinary item—gain on acquisition of additional equity interest in CECT	17,796

12	NEW BASIS ACCOUNTING ADJUSTMENTS
On November 30, 2006, Xing acquired the remaining 20% equity interest in the Company from Galbo at a total consideration of RMB356,064. As a result, the Company has become a wholly owned subsidiary of Xing and a new basis of accounting in the Group’s consolidated financial statements is required to push-down the effect of Xing’s acquisition of the 20% equity interest in the Company. The original 80% equity interest held by Xing has no significant effect on the application of push-down accounting since it was obtained by Xing in 2002 in connection with the formation of the Company for which no purchase adjustments were recorded. The cost of the acquisition of the 20% equity

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

interest has been allocated by Xing to the fair value of the Company’s identifiable net assets at the date of the acquisition based on the additional 20% ownership interest acquired.
The following presents the fair values attributable to the assets acquired and liabilities assumed by Xing. These values exclude the historical carrying values attributable to Xing’s original 80% equity interest in the Company:

November 30,
2006

RMB
Cash and restricted cash	154,928
Bills receivable	4,157
Accounts receivable, net	79,851
Inventories	28,530
Prepayments	34,104
Other current assets	13,924
Deferred income tax assets	638
Non-current prepayment	7,132
Property, machinery and equipment	36,737
Other equity investments	1,458
In-process research and development	41,739
Other intangible assets	63,656
Goodwill	94,100

Total assets acquired	560,954

Short-term borrowings	114,019
Accounts payable	33,181
Receipts in advance	3,463
Other payables	3,766
Accrued liabilities	7,832
Deposits received	282
Income tax payable	3,405
Amounts due to related parties	29,558
Deferred income tax liabilities	9,384

Total liabilities assumed	204,890

Fair value of net assets acquired	356,064

Satisfied by:
Cash consideration	170,343
Fair value of Xing’s share issued (1,562,348 shares @US$15.17 each)	185,721

356,064

The effects of the push-down accounting adjustments consist of the following:

(a)	Fair value adjustments to the extent of Xing’s additional 20% acquired interest relating to inventories of RMB1,053, property, machinery and equipment of RMB1,478 and intangible assets of RMB55,247 (Note 13). In addition, the accumulated depreciation and accumulated amortization balances as of November 30, 2006 related to Xing’s original 80% ownership

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

interest in the Company have been eliminated against the gross carrying value of the respective property, machinery, equipment and intangible assets to establish a new cost basis of these assets.

(b)	In-process research and development of RMB41,739, representing Xing’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006. These product development projects and related research and development activities have no alternative future use, and were charged to expense by Xing and pushed down to the Group’s consolidated statement of operations for the period from November 30, 2006 to December 31, 2006. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset is determined as the present value of the incremental after-tax cash flows attributable only to that asset.

(c)	Adjustments to deferred income taxes related to the temporary differences resulting from the above push-down accounting adjustments. In accordance with EITF Issue No. 96-7, “Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination”, in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.

(d)	Adjustments to goodwill under the new basis of accounting, which represents the sum of 80% of the goodwill arising from the initial acquisition of CECT on February 8, 2003 and the goodwill arising from Xing’s acquisition of the remaining 20% interest in the Company. In addition, retained earnings of the Group as of November 30, 2006, excluding the effect of the in-process research and development charge, have been eliminated with a corresponding adjustment to additional paid-in capital.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

13	OTHER INTANGIBLE ASSETS, NET
Other intangible assets, which arose from the acquisition of the Group’s initial 65% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the push-down accounting adjustments on November 30, 2006 (as discussed in Note 12), comprise the following components:

	“CECT”	Customer	Completed	Core
	brand	relationships	technology	technology	Backlog	Licences	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Gross other intangible assets
As of December 31, 2004, 2005 and November 30, 2006 (Old Basis)	28,189	19,013	10,802	26,113	20,471	3,472	108,060

Push-down accounting adjustments	11,646	(13,595)	6,148	(1,920)	(11,296)	(1,747)	(10,764)

As of December 31, 2006 (New Basis)	39,835	5,418	16,950	24,193	9,175	1,725	97,296

Accumulated amortization:
Old Basis:
As of January 1, 2004	—	(3,486)	(1,980)	(4,787)	(20,471)	(637)	(31,361)
Amortization expense	—	(3,803)	(2,160)	(5,223)	—	(694)	(11,880)

As of December 31, 2004	—	(7,289)	(4,140)	(10,010)	(20,471)	(1,331)	(43,241)
Amortization expense	—	(3,803)	(2,160)	(5,223)	—	(694)	(11,880)

As of December 31, 2005		(11,092)	(6,300)	(15,233)	(20,471)	(2,025)	(55,121)
Amortization expense	—	(3,486)	(1,980)	(4,787)	—	(637)	(10,890)

As of November 30, 2006		(14,578)	(8,280)	(20,020)	(20,471)	(2,662)	(66,011)

Push-down accounting adjustments	—	14,578	8,280	20,020	20,471	2,662	66,011
Amortization expense	—	(306)	(823)	(742)	(2,294)	(123)	(4,288)

As of December 31, 2006 (New Basis)	—	(306)	(823)	(742)	(2,294)	(123)	(4,288)

Other intangible assets, net
Old Basis:
As of December 31, 2004	28,189	11,724	6,662	16,103	—	2,141	64,819

As of December 31, 2005	28,189	7,921	4,502	10,880	—	1,447	52,939

As of November 30, 2006	28,189	4,435	2,522	6,093	—	810	42,049

New Basis:
As of December 31, 2006	39,835	5,112	16,127	23,451	6,881	1,602	93,008

As of December 31, 2006 (in US$)	5,104	655	2,067	3,005	882	205	11,918

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Amortization of intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows:

December 31,
2006

(New Basis)
RMB
Year ending December 31,
— 2007	32,289
— 2008	11,718
— 2009	4,733
— 2010	4,433

Total	53,173

14	SHORT-TERM BORROWINGS
Short-term borrowings consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Bills payable (Note(a))	300,668	259,972	222,110	216,978	27,803
Bank loans (Note(b))	337,400	380,000	388,204	385,812	49,437

Short-term borrowings	638,068	639,972	610,314	602,790	77,240

(a)	Bills payable represent bank borrowings with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing bank lending rates.

(b)	During the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, the

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Group entered into various loan agreements with commercial banks in the PRC at terms ranging from six months to one year to finance its working capital.

		Old Basis			New Basis
	Interest
	rate per	December 31,	December 31,	November 30,	December 31,	December 31,
	annum	2004	2005	2006	2006	2006

		RMB	RMB	RMB	RMB	US$
Bank of China Co., Ltd.
Discounted bills (Note 23(c))	3.36%	—	—	6,000	1,000	128
China Minsheng Banking Corp. Ltd.
April 6, 2005 to April 6, 2006	5.58%	—	40,000	—	—	—
Bank of Beijing
June 30, 2004 to February 28, 2005	5.31%	50,000	—	—	—	—
China Merchants Bank
November 19, 2004 to November 19, 2005	5.022%	20,000	—	—	—	—
November 10, 2006 to November 9, 2007	6.12%	—	—	20,000	20,000	2,563
Industrial Bank Co., Ltd.
March 25, 2004 to March 25, 2005	5.31%	30,000	—	—	—	—
September 28, 2004 to September 28, 2005	5.841%	70,000	—	—	—	—
July 25, 2005 to July 25, 2006	6.138%	—	10,000	—	—	—
February 28, 2005 to February 28, 2006	5.58%	—	20,000	—	—	—
March 4, 2005 to March 4, 2006	5.58%	—	20,000	—	—	—
March 24, 2005 to March 24, 2006	5.58%	—	30,000	—	—	—
September 30, 2005 to September 30, 2006	6.138%	—	70,000	—	—	—
Bank of Communications Co., Ltd.
February 13, 2004 to February 13, 2005	5.31%	30,000	—	—	—	—
June 28, 2004 to June 28, 2005	5.31%	30,000	—	—	—	—
February 7, 2005 to January 1, 2006	5.58%	—	30,000	—	—	—
June 30, 2005 to April 30, 2006	5.58%	—	30,000	—	—	—
February 28, 2006 to February 28, 2007	5.58%	—	—	22,398	22,398	2,870
March 6, 2006 to March 6, 2007	5.58%	—	—	17,602	17,602	2,255
April 25, 2006 to April 25, 2007	5.58%	—	—	30,000	30,000	3,844
May 24, 2006 to May 24, 2007	5.85%	—	—	30,000	30,000	3,844
Hua Xia Bank
March 31, 2004 to March 31, 2005	5.576%	20,000	—	—	—	—
April 28, 2005 to April 28, 2006	6.138%	—	20,000	—	—	—
August 9, 2006 to August 9, 2007	7.344%	—	—	20,000	20,000	2,563
August 9, 2006 to May 15, 2007	7.344%	—	—	30,000	30,000	3,844
China Everbright Bank Co., Ltd.
May 10, 2004 to May 10, 2005	5.31%	20,000	—	—	—	—
August 12, 2004 to August 12, 2005	4.779%	8,400	—	—	—	—
Discounted bills (Note 23(c))	3.42%	—	20,000	—	—	—

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

		Old Basis			New Basis
	Interest
	rate per	December 31,	December 31,	November 30,	December 31,	December 31,
	annum	2004	2005	2006	2006	2006

		RMB	RMB	RMB	RMB	US$
Agricultural Bank of China Co., Ltd.
September 24, 2004 to September 23, 2005	5.841%	30,000	—	—	—	—
September 28, 2005 to April 27, 2006	6.138%	—	30,000	—	—	—
August 23, 2006 to February 22, 2007	6.138%	—	—	30,000	30,000	3,844
Discounted bills (Note 23(c))	3.30%	9,000	—	—	—	—
China Citic Bank
July 12, 2005 to July 12, 2006	6.138%	—	20,000	—	—	—
June 1, 2004 to June 1, 2005	5.841%	20,000	—	—	—	—
August 9, 2006 to August 9, 2007	6.44%	—	—	20,000	20,000	2,563
Discounted bills (Note 23(c))	3.45%	—	—	3,000	4,500	577
Shenzhen Development Bank Co., Ltd.
May 26, 2005 to May 26, 2006	5.58%	—	40,000	—	—	—
Discounted bills (Note 23(c))	3.756%- 3.996%	—	—	2,000	4,000	512
Pudong Development Bank Co., Ltd.
August 14, 2006 to August 13, 2007	5.85%	—	—	20,000	20,000	2,563
China Construction Bank Co., Ltd.
March 1, 2006 to February 28, 2007	6.696%	—	—	50,000	50,000	6,407
Discounted bills (Note 23(c))	3.24%	—	—	8,810	8,225	1,054
Beijing Hang Seng Bank Co., Ltd.
September 27, 2006 to September 27, 2007	6.62%	—	—	78,394	78,087	10,006

		337,400	380,000	388,204	385,812	49,437

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Short-term borrowings are secured by the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Pledged bank deposits of:
— the Group	93,822	126,448	116,192	119,302	15,287
— a director of CECT	9,033	20,000	—	—	—
Personal guarantees provided by:
— directors of the Company	—	—	60,000	60,000	7,688
Guarantees provided by:
— Qiao Xing Group Limited (“QXGL”)	624,000	739,000	449,000	449,000	57,534
— QXGL and directors of the Company	—	90,000	400,000	400,000	51,255
— QXCI	—	140,000	—	—	—
— CEC	50,000	—	—	—	—
— Xing	—	—	78,394	78,087	10,006

Pledged bank deposits of the Group are recorded as restricted cash in the consolidated balance sheets and are excluded from the definition of cash for purposes of the consolidated statements of cash flows.
The weighted average interest rate on bank loans was 5.5%, 5.8%, 6.0% and 6.4% per annum for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period. Interest expense of these short-term loans is payable on a monthly or quarterly basis.

15	Other payables
Other payables consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Payables for purchase of property, machinery and equipment	478	3,485	3,385	3,385	434
Rental payable to CEC	—	1,909	1,808	2,067	265
VAT payable	1,961	36,966	12,133	11,383	1,459
Other taxes payable	1,623	1,687	1,189	971	124
Other	340	596	1,643	982	126

	4,402	44,643	20,158	18,788	2,408

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

16	Accrued liabilities
Accrued liabilities consist of the following:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Accrual for operating expenses:
— Design, licensing and tools	1,575	21,160	27,379	22,998	2,947
— Salaries	1,192	2,326	1,811	1,816	233
— Staff benefits	1,906	1,854	1,775	1,775	227
— Advertising	—	309	388	515	66
— Price guarantee	1,150	—	—	—	—
— Product warranties	3,775	3,922	6,905	6,809	872
— Accrued service fee	—	—	877	—	—
— Accrued interest	—	—	2,721	1,379	177
— Other	67	242	69	68	9

	9,665	29,813	41,925	35,360	4,531

17	Segment information
The Group has one operating segment—CECT, the operating subsidiary in the PRC. The results of CECT used by the management to evaluate business performance are based on US GAAP and those accounting policies are consistent with those used in the preparation of the consolidated financial statements.
Segment income is determined based on earnings before income taxes, minority interests, equity in earnings of affiliate and extraordinary items and further excludes amortization of intangible assets, in-process research and development, impairment of other equity investment, gain on disposal of an investment in affiliate, depreciation of property, machinery and equipment, fair value adjustment on inventories, and administrative expenses and net foreign currency exchange gains of the Company. Segment assets consist of total assets of CECT excluding goodwill, other intangible assets, fair value adjustments on property, machinery and equipment and other equity investment, and assets held by the Company.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year Ended	Year Ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Revenues
— Sales of mobile phones and accessories	1,368,918	1,806,076	2,239,458	286,959	254,546	32,617
— Services and other revenues	45,347	58,049	41,740	5,349	1,467	188

Total segment and consolidated revenue	1,414,265	1,864,125	2,281,198	292,308	256,013	32,805

Segment income	133,344	269,159	377,723	48,400	32,320	4,141

Segment assets	1,356,288	1,733,016	1,927,111		2,136,120	273,718

CECT:
Interest income	1,434	5,592	5,320	681	631	81
Interest expense	(21,719)	(32,332)	(27,115)	(3,474)	(2,213)	(284)
Depreciation	(9,210)	(8,051)	(6,677)	(856)	(630)	(81)

A reconciliation of segment income to consolidated income before income tax expense, minority interests, equity in earnings of affiliate and extraordinary items for the years ended December 31, 2004

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006 is as follows:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year Ended	Year Ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Segment income — CECT	133,344	269,159	377,723	48,400	32,320	4,141
— In-process research and development	—	—	—	—	(41,739)	(5,348)
— Amortization of intangible assets	(11,880)	(11,880)	(10,890)	(1,395)	(4,288)	(549)
— Impairment of other equity investment	—	(7,517)	—	—	—	—
— Gain on disposal of an investment in affiliate	(30,069)	—	—	—	—	—
— Depreciation of property, machinery and equipment	—	601	1,406	180	131	17
— Fair value adjustment on inventories	—	—	—	—	(1,053)	(135)
— Administrative expenses and net foreign currency exchange gains of the Company	(112)	1,155	3,368	432	1,194	153

Consolidated income (loss) before income tax expense, minority interests, equity in earnings of affiliate and extraordinary items	91,283	251,518	371,607	47,617	(13,435)	(1,721)

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

A reconciliation of segment assets to consolidated total assets as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006 is as follows:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Total segment assets — CECT	1,356,288	1,733,016	1,927,111	2,136,120	273,718
— Goodwill	23,393	23,393	23,393	112,814	14,455
— Other intangible assets, net	64,819	52,939	42,049	93,008	11,918
— Other equity investment	7,517	—	—	—	—
— Property, machinery and equipment, net	—	(10,954)	(11,268)	(9,658)	(1,238)
— Assets held by the Company	757	14	3,862	3,868	496

Consolidated total assets	1,452,774	1,798,408	1,985,147	2,336,152	299,349

18	Income taxes
The Company and its subsidiaries are subject to income tax on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempted from the payment of BVI income tax.
Substantially all of the Group’s income is generated in the PRC by CECT, which is regarded as a “high-tech enterprise” by the PRC government and is subject to the PRC enterprise income tax at a rate of 15%. The branch of CECT at Huizhou, the PRC, is subject to the PRC enterprise income tax at a rate of 24% as the branch is regarded as a manufacturing entity located at the coastal zone. CECT was exempted from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and is entitled to a 50% reduction through December 31, 2005.
CECM is exempted from the PRC enterprise income tax for the period from January 10, 2002 to December 31, 2004.
On March 16, 2007, the Enterprise Income Tax Law of the PRC, or the New Tax Law, was promulgated. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign investment enterprises will be subject to a unified enterprise income tax rate of 25%, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the existing preferential tax treatments until December 31, 2012. Details of the 5-year transitional period arrangement (i.e. from January 1, 2008 to December 31, 2012) for enterprises approved to be established prior to March 16, 2007 are expected to be set out in more detailed implementation rules to be adopted in the future. In addition, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law. The definition of “qualifying high-technology enterprises” is expected to also be set out in more detailed implementation rules to be adopted in the future.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

As a result of the New Tax Law, if CECT is qualified as a “qualifying high-technology enterprise”, it will continue to be subject to a preferential tax rate of 15% starting from January 1, 2008, subject to any rules implemented under the transitional period arrangement. Otherwise, CECT’s applicable tax rate will increase from its existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the New Tax Law and in accordance with more detailed implementation rules to be adopted in the future. The effects of any changes in tax rates on the Group’s deferred tax balances will be recognized in 2007, the period the New Tax Law is enacted. From January 1, 2008, dividends from CECT to the Company will be subject to dividend withholding tax. The statutory withholding tax rate is 20 percent, subject to relief to be introduced by the PRC State Council. Prior to January 1, 2008, dividends from CECT to the Company will not be subject to dividend withholding tax.
Income tax expense consists of the following:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year Ended	Year Ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
The PRC enterprise income tax
— current expense	11,969	22,217	55,731	7,142	4,718	605
— deferred expense (benefit)	(4,436)	(5,498)	260	33	(467)	(60)

	7,533	16,719	55,991	7,175	4,251	545

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

A reconciliation of the expected income tax expense (based on the PRC statutory income tax rate) to the actual income tax expense on income (loss) before income taxes, minority interest, equity in earnings of affiliate and extraordinary item is as follows:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year Ended	Year Ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Expected tax based on PRC statutory income tax rate at 33%	30,124	83,001	122,630	15,714	(4,434)	(568)
Tax effect of preferential tax rates	(17,536)	(46,200)	(67,160)	(8,606)	(4,753)	(609)
Tax effect of tax holidays	(7,430)	(24,120)	—	—	—	—
Loss (profit) of the Company not subject to tax	37	(381)	(2,274)	(291)	(394)	(50)
Non-deductible in- process research and development	—	—	—	—	13,775	1,765
Non-deductible advertising expenses	1,640	2,315	1,239	159	54	7
Other non-deductible expenses	698	2,112	1,556	199	3	—
Non-taxable income	—	(8)	—	—	—	—

Actual income tax expense	7,533	16,719	55,991	7,175	4,251	545

Effect of tax holidays per share	0.19	0.60	—	—	—	—

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

income tax purposes. Significant components of those amounts shown on the consolidated balance sheets are as follows:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006
	RMB

		RMB	RMB	RMB	US$
Deferred tax assets — current portion
Allowance for doubtful accounts	149	441	352	352	45
Write-off of obsolete and slow-moving inventories	2,230	4,803	2,581	2,587	331
Provision for product warranties	283	588	1,036	1,021	131
Tax loss carried forward	—	—	294	—	—

	2,662	5,832	4,263	3,960	507

Deferred tax assets/(liabilities) — non-current portion
Property, machinery and equipment, net	—	2,522	2,597	2,212	283
Other intangible assets, net	(8,832)	(7,941)	(6,308)	(13,952)	(1,787)
Other equity investments	(1,506)	—	—	—	—

	(10,338)	(5,419)	(3,711)	(11,740)	(1,504)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of the deductible differences as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
The undistributed earnings of the subsidiaries and equity investments will not create any incremental tax upon repatriation under the existing tax law of the PRC.

19	Distribution of income
For the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006,

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

substantially all of the Group’s income was contributed by CECT. Income of CECT, as determined under generally accepted accounting principles in the PRC (“PRC GAAP”), is distributable after transfer to dedicated statutory reserve funds, namely, the general reserve, the enterprise expansion fund, and the staff welfare and bonus fund, pursuant to the laws applicable to Foreign Investment Enterprises in the PRC and the company’s articles of association. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Under the relevant regulations, CECT is required to transfer at least 10% of its annual PRC GAAP income to the general reserve until such reserve reaches 50% of its registered capital.
Transfers to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors of CECT. For the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, CECT had made transfers to the general reserve of approximately RMB13,785, RMB24,228, RMBNil and RMB29,118 (US$3,731), respectively. The board of directors of CECT did not recommend any transfers to the enterprise expansion fund and the staff welfare and bonus fund for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. The accumulated balance of statutory reserve funds maintained at CECT as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006 were RMB13,785, RMB38,013, RMB38,013 and RMB67,131, respectively.
The statutory reserve amounts for the years ended December 31, 2004 and 2005 have been reclassified and included in retained earnings in the accompanying consolidated financial statements to conform with the 2006 presentation.

20	Share-based compensation
On December 2, 2005, the shareholders of the Company’s parent company, Xing, approved and adopted the 2005 Stock Compensation Plan of Xing (the “Xing 2005 Stock Plan”), which allows for the issuance of either incentive stock options and/or non-qualified stock options to certain directors, employees and external advisors of Xing and its subsidiary companies. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Xing 2005 Stock Plan as of December 31, 2005.
On February 24, 2006, pursuant to the Xing 2005 Stock Plan, Xing granted a total of 2,000,000 share options, of which 120,000 share options were granted to a director and certain employees of the Group as compensation for the services rendered by them to the Group. The fair value of these options was estimated at the date of grant to be US$3.6495 each by using the Black-Scholes option pricing model. These options, each of which gives the holder the right to subscribe for one ordinary share of Xing at an exercise price of US$7.00, vested immediately and were exercisable within a period of ten years from the date of grant. The options granted are not exercisable into ordinary share of the Company.
In accordance with SFAS No. 123-R, share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under SFAS No. 123-R, unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employees in exchange for services rendered. The Company has recorded share-based compensation expense of RMB3,522 (US$451), being the fair value of the options at the date of grant as computed

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

using the Black-Scholes option pricing model, in the period from January 1, 2006 through November 30, 2006 and a corresponding increase in additional paid-in capital was recognized for the deemed capital contributed by Xing.

21	Retirement plan
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions totalling RMB440, RMB647, RMB606 (US$78) and RMB45 (US$6) for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, respectively, were expensed. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22	Fair value of financial instruments
The carrying amount of cash, accounts receivable, prepayments, other current assets, amounts due from related parties, amounts due to related parties, accrued liabilities and other payables, approximates their fair values because of the short maturity of these instruments.
The carrying amount of bank loans approximates the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

23	Commitments and contingencies
(a)     Capital commitments
Capital commitments not provided for in the consolidated financial statements of the Group as of December 31, 2005 (December 31, 2004, November 30, 2006 and December 31, 2006: RMBNil) consist of:

RMB

Capital expenditures authorized and contracted for purchase of:
— machinery and equipment	5,219

(b) Operating lease commitments
The Group has operating lease agreements for office and factory premises, which extends through December 2008. As of December 31, 2006, the Group’s future minimum lease payments required under non-cancellable operating leases are as follows:

Amount

RMB
Year ending December 31,
— 2007	3,653
— 2008	630

Total	4,283

Lease expenses of the Group for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

December 31, 2006 were approximately RMB3,070, RMB3,433, RMB3,347 (USD$429) and RMB323 (USD$41), respectively, of which 5%, 13%, 17% and 16% were recorded in cost of goods sold, 24%, 20%, 19% and 18% were recorded in selling and distribution expenses, 31%, 35%, 34% and 37% were recorded in research and development expenses and 40%, 32%, 30% and 29% were recorded in general and administrative expenses, respectively.
(c)     Outstanding bills receivable discounted
As of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, the Group has retained a recourse obligation of RMB9,000, RMB20,000, RMB19,810 and RMB17,725 (US$2,271) respectively, in respect of bills receivable discounted with and sold to banks. The recourse obligation represents the amount the Group will be obligated to repay to the extent that the issuing banks who have guaranteed payment do not honor the bills receivable upon maturity. Given that the discounted bills have not been isolated from the Group as it has continuing involvement in the discounted bills through the recourse obligation, the discounted bills with recourse have been accounted for as secured short-term borrowings until the banks receive payments upon maturity of the bills, at which time the discounted bills and the related secured bank borrowings are derecognized accordingly. For the years/periods presented, the Group did not experience any losses on bills receivable discounted. The discounted bills as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006 of RMB9,000, RMB20,000, RMB19,810 and RMB17,725 (US$2,271), respectively are reported as short-term borrowings (Note 14).
(d)     Guarantees
The Group had provided guarantees to banks in respect of borrowings granted to QXCI to the extent of RMB130,000, RMB223,000, RMB190,000 and RMB190,000 (US$24,346) as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, respectively. Such borrowings were utilized by QXCI to the extent of RMB100,000, RMB173,000, RMB107,200 and RMB145,700 (US$18,670) as of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, respectively.

24	Supplemental disclosure of cash flow information
(a)     Cash paid for interest and income taxes is as follows:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Interest	21,719	32,332	24,394	3,126	3,555	456

Income taxes	—	8,689	63,382	8,122	—	—

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(b)	The Company purchased a 65% equity interest in CECT on February 8, 2003 for cash consideration of RMB312,750 and other consideration of RMB13,242. In conjunction with the acquisition, liabilities were assumed on February 8, 2003 as follows:

RMB

Fair value of assets acquired, including cash of RMB111,227	824,367
Cash paid in 2002	(180,000)
Cash paid in 2003	(132,750)
Amount paid by Xing on behalf of the Group	(13,242)

Liabilities assumed	498,375

(c)	As more fully described in Note 11(b), the Company purchased an additional equity interest in CECT on July 31, 2005. Part of the purchase consideration was the Company’s investment in CEFCL, which had a carrying value of RMB20,000 at July 31, 2005, and the Group’s net investment in BJHTCL. At July 31, 2005, the carrying amounts of BJHTCL’s assets and liabilities that were transferred to QXCI (and thereafter to CEC) in the above transaction consisted of:

RMB

Cash	126
Other receivables	751
Property, machinery and equipment, net	37,826
Lease prepayments	1,383

Net assets disposed of (Note 11(b))	40,086

The net cash outflow in respect of the acquisition of the additional equity interest in CECT and the disposal of BJHTCL for the year ended December 31, 2005 is as follows:

RMB

Cash disposed of	126
Plus: additional cash consideration agreed to	4,607
Less: Prepaid consideration as of December 31, 2004 (Note 8)	(1,000)
Less: Consideration paid by Xing on behalf of the Group (Note 25(b)(iii))	(3,607)

Net cash outflow in respect of acquisition of additional interest in CECT	126

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(d)     Other non-cash investing activities:

	Old Basis			New Basis

			January 1,	November 30,	November 30,
	Year Ended	Year Ended	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Payable for investment in SMCECT (Note 10(b))	4,900	—	—	—	—
Offset of payable for disposal of investment in SMCECT (Note 10(b))	—	(4,900)	—	—	—
Payables for purchase of property, machinery and equipment (Note 15)	(10,131)	(474)	—	—	—

25	RELATED PARTY TRANSACTIONS
Name and relationship of related parties:

Name of related party	Existing relationship with the Company

Qiao Xing Universal Telephone, Inc. (“Xing”)	Parent company

Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”)	Subsidiary of Xing

Qiao Xing Communication Holdings, Ltd. (“QXCH”)	Subsidiary of Xing

Qiao Xing Group Limited (“QXGL”)	A company controlled by certain directors of the Company

Qiao Xing Electronics Holdings Co., Ltd. (“QXEH”)	A company controlled by certain directors of the Company

Shanghai Sunplus Communication Technology Company Limited (“SSCT”)	Common director with Xing until September 2004

Dalian Yu Tian Ocean Biochemistry Technology Company Limited (“DYTOBT”)	Common director with Xing

Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL until March 2005

China Electronics Corporation (“CEC”)	Minority shareholder of CECT until July 29, 2005

China Electronics Financial Co., Ltd (“CEFCL”)	A company 3.86% owned by CECT until July 31, 2005

CEC Wireless R&D Limited (“CECW”)	CEC is a shareholder

Beijing China Electronics Changsheng Investment Management Company Limited (“BCECIM”)	CEC is a shareholder

China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder

China National Electronics Import & Export Corporation (“CNEIEC”)	CEC is a shareholder

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Name of related party	Existing relationship with the Company

Goldcellcom Co., Ltd (“GCL”)	CEC is a shareholder

Wuhan Zhongyuan Electronics Group Co., Ltd. (“WZEG”)	CEC is a shareholder

Shenzhen SED Trade Co., Ltd. (“SST”)	CEC is a shareholder

Wuhan Zhongyuan Qi Xing Co., Ltd. (“WZQX”)	A subsidiary of WZEG

CEC Mobile Co., Ltd (“CECM”)	A company 50% owned by CECT until June 30, 2004 and 10% owned by CECT thereafter

Suzhou Mingji CEC Telecom Co., Ltd. (“SMCECT”)	An equity investment from January 13, 2004 until January 1, 2005

Mingji Diantong Malaysia Co., Ltd. (“MDMCL”)	A joint venture partner from January 13, 2004 until January 1, 2005
(a)     Summary of related party transactions is as follows:

			Old Basis				New Basis

					January 1,	January 1,	November 30,	November 30,
			Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
			December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
			2004	2005	2006	2006	2006	2006

			RMB	RMB	RMB	US$	RMB	US$
Sales to:	(i	)
— QXCI			—	4,710	1,377	177	—	—
— Calilee			291,082	—	—	—	—	—
— CECM			17,536	—	—	—	—	—

Purchases from:	(ii	)
— QXCI			293,020	61,972	—	—	—	—
— SSCT			354,368	—	—	—	—	—

Technical service income from SMCECT	(iii	)	2,954	—	—	—	—	—

Processing fee from QXCI	(iv	)	8,278	6,234	2,709	347	859	110

Rental income from CECM	(v	)	1,110	—	—	—	—	—

Operating lease rentals charged by CEC	(vi	)	2,743	1,325	—	—	—	—

Property management fees charged by CEBREM	(vii	)	971	852	—	—	—	—

Research and development fee charged by CECW	(viii	)	391	—	—	—	—	—

Notes:

(i)	During the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through November 30, 2006, the Group sold mobile phones and accessories to these related

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

parties in the ordinary course of its business at similar terms as the Group traded with its independent customers. No sales were made to the related parties for the period from November 30, 2006 through December 31, 2006.

(ii)	During the years ended December 31, 2004 and 2005, the Group purchased handset components from these related parties in the normal course of its business at similar terms as the Group traded with its independent suppliers. No purchases were made from the related parties for the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. During the years ended December 31, 2004 and 2005, the amount charged to cost of goods sold was RMB628,774 and RMB61,445, respectively.

(iii)	During the year ended December 31, 2004, the Group received technical service income from this related party in the normal course of its business at similar terms as the Group traded with its independent customers.

(iv)	During the years ended December 31, 2004 and 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006, the Group received processing fee income from QXCI for handset processing services rendered.

(v)	The Group received rental income from CECM for leasing a property located in Chang Ping District, Beijing, the PRC during the year ended December 31, 2004.

(vi)	During the years ended December 31, 2004 and 2005, the Group paid rental expenses to CEC for renting an office premise in Beijing, the PRC. CEC was no longer a related party to the Group since July 29, 2005.

(vii)	During the years ended December 31, 2004 and 2005, the Group paid property management fees to CEBREM for an office premise in Beijing, the PRC. CEBREM was no longer a related party to the Group since July 29, 2005.

(viii)	During the year ended December 31, 2004, the Group paid research and development fee to CECW for developing a handset model.
The Group also participates in a cash management arrangement at the direction and discretion of Xing as further described below. Other transactions with related parties are set out in Notes 1, 11, 12, 14, 20, 23 and 24 to the consolidated financial statements.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

(b)     Summary of related party balances as at December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006 is as follows:

			Old Basis			New Basis

			December 31,	December 31,	November 30,	December 31,	December 31,
	Note		2004	2005	2006	2006	2006

			RMB	RMB	RMB	RMB	US$
Amounts due from:
— CNEIEC	(i	)	1	—	—	—	—
— CEBREM	(i	)	34	—	—	—	—
— WZEG	(i	)	120	—	—	—	—
— Xing	(iii	)	123,774	—	—	—	—

			123,929	—	—	—	—

Amounts due to:
— CEC	(ii	)	(734)	—	—	—	—
— SST	(i	)	(31)	—	—	—	—
— BCECIM	(i	)	(3,481)	—	—	—	—
— GCL	(i	)	(5,839)	—	—	—	—
— WZQX	(i	)	(2)	—	—	—	—
— DYTOBT	(i	)	—	—	—	—	—
— Xing	(iii	)	—	(48,940)	(138,426)	(345,122)	(44,223)
— MDMCL	(iv	)	(4,900)	—	—	—	—

			(14,987)	(48,940)	(138,426)	(345,122)	(44,223)

Trade accounts receivable from:
— CECM			32,111	3,323	—	—	—
— Calilee			35,765	—	—	—	—

			67,876	3,323	—	—	—

Notes:

(i)	These amounts represent the current accounts between the Group and the respective related parties, which are unsecured, non-interest bearing and with no fixed terms of repayment.

(ii)	The amount represents the lease rentals payable to CEC, which are unsecured, non-interest bearing and without pre-determined repayment terms.

(iii)	These amount represents non-interest bearing net advances to and from Xing which are unsecured and have no fixed repayment terms, after the execution of the deed of assignment as of

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006 in respect of the following advances to and from the related parties of Xing:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Amounts due from(to) related parties before the execution of the deed of assignment:
— Xing	(81,528)	(79,611)	(265,046)	(264,171)	(33,850)
— Shareholder of Xing: Wu Li Zhi Jian*	(9,492)	(9,492)	(9,492)	(9,492)	(1,216)
— Director: Wu Zhi Yang*	(159)	(222)	(959)	(837)	(107)
— QXGL*	142,422	66,275	63,698	30,727	3,937
— QXCH*	—	—	(78,932)	(78,639)	(10,077)
— QXEH*	—	(18)	(26,115)	(26,420)	(3,385)
— QXCI*	72,531	(25,872)	178,420	3,710	475

Net advances from (to) Xing	123,774	(48,940)	(138,426)	(345,122)	(44,223)

*	The above related party balances are principally the result of the Group’s participation in a cash management arrangement at the direction and discretion of Xing. Under the arrangement, the Group periodically both transfers cash to and receives cash from these related parties (Note 2(c)).
Included in the gross balance due to Xing as of December 31, 2005, November 30, 2006 and December 31, 2006 was an amount of RMB3,607 (Note 24(c)) paid by Xing on behalf of the Group for the acquisition of an additional interest in CECT.

(iv)	The amount represents capital investment in SMCECT which has been paid on behalf of the Group by MDMCL. The amount is unsecured, non-interest bearing and repayable on demand.
Other balances with related parties are disclosed in Note 6 to the consolidated financial statements.
(c)     The Company provided guarantees in respect of US$40,000 of senior convertible notes (the “Notes”) issued by Xing to two strategic investors in June 2006. The significant terms and conditions of the Notes are summarized as follows:

-	the Notes bear interest at the rate of 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006;

-	the Notes will mature on June 13, 2009;

-	the Notes are unsecured and are guaranteed by the Company;

-	the Notes are convertible, at the investors’ option, into common stock of Xing at an initial conversion price of US$8.027 per share, or in the event of an initial public offering of the Company, into ordinary shares of the Company that are already owned by Xing at a conversion price equal to 7 times the Company’s 2005 consolidated earnings per share calculated in accordance with US GAAP;

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

-	the Notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of Xing’s common stock outstanding immediately after giving effect to the conversion;

-	the Notes may be redeemed after two years in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 6% on the sum of (a) and (b);

-	Xing has the right, subject to certain terms and conditions, to deliver shares of its common stock in lieu of cash on redemption or maturity of the Notes, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of the Xing’s common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975; and

-	Under the registration rights agreement dated June 13, 2006 that the Company entered into with the two strategic investors in connection with the issuance of the Notes, the Company will be required to, among others, pay penalties to the holders of such notes in the case of the Company’s failure to file the registration statement as required under this registration rights agreement or to obtain and maintain the effectiveness of the registration statement. Xing has agreed to indemnify the Company for any losses, claims, damages, liabilities, judgements, fines, penalties, charges and costs resulting from the Company’s failure to make such registration or obtain and maintain the effectiveness of the relevant registration statement.

26	Interest expense
Interest expense consists of the following:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Interest expense for:
— bank loans	12,848	20,302	19,056	2,442	1,925	247
— other bank borrowings	8,473	11,254	8,059	1,032	288	37
— finance lease	398	776	—	—	—	—

Total interest expense	21,719	32,332	27,115	3,474	2,213	284

27	Qiao Xing Mobile Communication Co., Ltd. (Company Only)
As of December 31, 2004, December 31, 2005, November 30, 2006 and December 31, 2006, the amount of restricted assets of CECT, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiary without the consent of a third party, was approximately 28%, 22%, 13% and 11% of the Group’s consolidated net assets, respectively. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Following are the condensed balance sheets of the Company:

	Old Basis			New Basis

	December 31,	December 31,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	RMB	US$
Cash	757	14	12	11	2
Prepayments	—	—	3,850	3,857	494
Amount due from a subsidiary	53	—	41,392	41,392	5,304

Total current assets	810	14	45,254	45,260	5,800
Investment in a subsidiary	358,097	662,549	1,114,933	1,274,390	163,297

Total assets	358,907	662,563	1,160,187	1,319,650	169,097

Current liabilities	19,551	92,600	280,550	279,362	35,797

Total shareholders’ equity	339,356	569,963	879,637	1,040,288	133,300

Total liabilities and shareholders’ equity	358,907	662,563	1,160,187	1,319,650	169,097

Following is the condensed statements of operations of the Company:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
— Equity in earnings (loss) of a subsidiary	42,023	229,452	302,784	38,798	(20,679)	(2,650)
— General and administrative expenses	(112)	(22)	(3,655)	(468)	(1)	—

Operating income (loss)	41,911	229,430	299,129	38,330	(20,680)	(2,650)
Foreign currency exchange gain, net	—	1,177	7,023	900	1,195	153

Net income (loss)	41,911	230,607	306,152	39,230	(19,485)	(2,497)

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

Following is the condensed statements of cash flows of the Company:

	Old Basis				New Basis

			January 1,	January 1,	November 30,	November 30,
	Year ended	Year ended	2006 to	2006 to	2006 to	2006 to
	December 31,	December 31,	November 30,	November 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
Cash flows from operating activities:
Net income (loss)	41,911	230,607	306,152	39,230	(19,485)	(2,497)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
— Equity in (earnings) loss of a subsidiary	(42,023)	(229,452)	(302,784)	(38,798)	20,679	2,650
— Share-based compensation (Note 20)	—	—	3,522	451	—	—
— Foreign currency exchange gain, net	—	(1,177)	(7,227)	(926)	(1,195)	(153)

	(42,023)	(230,629)	(306,489)	(39,273)	19,484	2,497

Changes in operating assets
Prepayments	—	—	(3,850)	(493)	—	—

	—	—	(3,850)	(493)	—	—

Net cash used in operating activities	(112)	(22)	(4,187)	(536)	(1)	—

Cash flows used in investing activities:
Advances to a subsidiary	—	(32)	(112,700)	(14,442)	—	—
Acquisitions of additional interest in a subsidiary	—	—	(149,600)	(19,169)	—	—

Net cash used in investing activities	—	(32)	(262,300)	(33,611)	—	—

Cash flows provided by financing activities:
Advances between related parties	111	(689)	266,485	34,147	—	—

Net cash provided by (used in) financing activities	111	(689)	266,485	34,147	—	—

Net decrease in cash	(1)	(743)	(2)		(1)
Cash, beginning of year/period	758	757	14		12

Cash, end of year/period	757	14	12		11

Notes to consolidated financial statements
(amounts in thousands, except share and per share data)

28	Subsequent events

(a)	Pursuant to a shareholders’ resolution of the Company passed on January 8, 2007, the par value of the Company’s shares is reduced to zero and the Company is authorized to issue an unlimited number of shares.

(b)	Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company adopted a 2007 equity incentive plan (the “2007 Plan”) , under which the Company may grant incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares and other stock based awards to certain qualifying directors, employees and consultants of the Group in accordance with the provisions of the 2007 Plan. As of the date of adoption, a total of 8,000,000 common shares were authorized and reserved for issuance under the 2007 Plan. The shares reserved for issuance under the 2007 Plan will be increased on the first day of each fiscal year, beginning in 2008, by a number equal to the lesser of (i) 2% of the outstanding shares of the Company on the first day of the fiscal year; (ii) 1,000,000 shares; or (iii) such lesser number of shares as may be determined by the Company’s board of directors.
Pursuant to the 2007 Plan, on March 19, 2007, the Company granted stock options to a director and various employees of the Group to purchase up to 2,716,520 shares of the Company at an exercise price of US$7.50 per share. These options vest at different dates beginning November 1, 2007 and have terms varying from 2 to 6 years from the date of grant. In addition, on the same date, the Company also granted an option to a consultant to purchase up to 1,200,000 shares of the Company at an exercise price of US$18.00 per share with a term of four years commencing from the grant date.

(c)	On April 13, 2007, the Company’s Board of Directors and Xing approved and executed a 40-for-one split of the Company’s ordinary shares. All share and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 40-for-one share split and does not reflect the effect of the change in par value per ordinary share in January 2007 as described in Note 28(a).

Part II

Information not required in prospectus
ITEM 6.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.
British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
Under the Registrant’s amended and restated memorandum and articles of association to be adopted upon the closing of this offering, the Registrant may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are a party or are threatened to be made a party by reason of their acting as the Registrant’s directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of the Registrant, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. The Registrant’s amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by the Registrant or in the right of the Registrant. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of the Registrant, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.
The Registrant has entered into indemnification agreements with each of the Registrant’s directors under which the Registrant has agreed to indemnify each of them to the fullest extent permitted by applicable law and the Registrant’s articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorneys’ fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after the Registrant’s receipt of a written demand of such director, the Registrant will advance funds for the payment of indemnification of these expenses.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the Registrant under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.     RECENT SALES OF UNREGISTERED SECURITIES.
We have not issued or sold any securities in the past three years, except that in March 2007, we granted options to purchase 3,916,520 ordinary shares to certain of our directors, officers, employees and one consultant. We believe that these grants were exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Part II

ITEM 8.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits

Exhibit
number	Description of document

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	Registrant’s Specimen Certificate for Ordinary Shares
5.1	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered
5.2	Opinion of King & Wood, People’s Republic of China counsel to the Registrant
8.1	Opinion of Conyers Dill & Pearman regarding certain British Virgin Islands tax matters
8.2	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters
10.1	Equity Incentive Plan
10.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant
10.3	Software License Agreement, dated October 8, 2005, between Telecom Co., Ltd. and Mobile Soft Technology (Nanjing) Co., Ltd.
10.4	Technology License Agreement, dated May 25, 2004, between CEC Telecom Co., Ltd. and Huayu Ziyuan Software Technology (Beijing) Co., Ltd.
10.5	Technology License Agreement, dated March 13, 2006, between CEC Telecom Co., Ltd. and Beijing Qinghua Ziguang Wintone Information Technology Ltd.
10.6	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.
10.7	Agreement of Transfer of Trademark Application Rights dated December 12, 2006, between Ms. Hong Su and CEC Telecom Co., Ltd.
10.8	Securities Purchase Agreement, dated April 27, 2006, among Qiao Xing Universal Telephone, Inc., Qiao Xing Mobile Communication Co., Ltd., DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd.
10.9	Registration Rights Agreement, dated June 13, 2006, among Qiao Xing Mobile Communication Co., Ltd., DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. entered into pursuant to the Securities Purchase Agreement, dated April 27, 2006
10.10	Guaranty, dated June 13, 2006, provided by Qiao Xing Mobile Communication Co., Ltd. to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. pursuant to the Securities Purchase Agreement, dated April 27, 2006
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

Part II

Exhibit
number	Description of document

23.3	Consent of Shearman & Sterling LLP (included in Exhibit 8.2)
23.4	Consent of King & Wood, People’s Republic of China counsel to the Registrant (included in Exhibit 5.2)
24.1	Powers of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics of the Registrant

*	To be submitted by amendment.
(b) Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.     UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or

Part II

made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Part II

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on April 16, 2007.

QIAO XING MOBILE COMMUNICATION CO., LTD.

By:	/s/ Zhi Yang Wu

Name: Zhi Yang Wu
Title: Chairman

Power of attorney
Each person whose signature appears below constitutes and appoints Mr. Zhi Yang Wu and Mr. Kok Seong Tan as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Part II

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Title	Date
Signature

/s/ Zhi Yang Wu Name: Mr. Zhi Yang Wu	Chairman	April 16, 2007

/s/ Rui Lin Wu Name: Mr. Rui Lin Wu	Vice Chairman	April 16, 2007

/s/ Zacky Sun Name: Mr. Zacky Sun	Independent Director	April 16, 2007

/s/ Hui Zhang Name: Dr. Hui Zhang	Independent Director	April 16, 2007

/s/ Pei De Lou Name: Professor Pei De Lou	Independent Director	April 16, 2007

/s/ David Li Name: Dr. David Li	Chief Executive Officer	April 16, 2007

/s/ Kok Seong Tan Name: Mr. Kok Seong Tan	Chief Financial Officer and Principal Accounting Officer	April 16, 2007

Part II

Signature of Authorized Representative in the United States
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Qiao Xing Mobile Communication Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on April 16, 2007.

Puglisi & Associates

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1		Registrant’s Specimen Certificate for Ordinary Shares
5.1		Opinion of Conyers Dill & Pearman, British Virgin Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered
5.2		Opinion of King & Wood, People’s Republic of China counsel to the Registrant
8.1		Opinion of Conyers Dill & Pearman regarding certain British Virgin Islands tax matters
8.2		Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters
10.1		Equity Incentive Plan
10.2		Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant
10.3		Software License Agreement, dated October 8, 2005, between Telecom Co., Ltd. and Mobile Soft Technology (Nanjing) Co., Ltd.
10.4		Technology License Agreement, dated May 25, 2004, between CEC Telecom Co., Ltd. and Huayu Ziyuan Software Technology (Beijing) Co., Ltd.
10.5		Technology License Agreement, dated March 13, 2006, between CEC Telecom Co., Ltd. and Beijing Qinghua Ziguang Wintone Information Technology Ltd.
10.6		Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.
10.7		Agreement of Transfer of Trademark Application Rights dated December 12, 2006, between Ms. Hong Su and CEC Telecom Co., Ltd.
10.8		Securities Purchase Agreement, dated April 27, 2006, among Qiao Xing Universal Telephone, Inc., Qiao Xing Mobile Communication Co., Ltd., DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd.
10.9		Registration Rights Agreement, dated June 13, 2006, among Qiao Xing Mobile Communication Co., Ltd., DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. entered into pursuant to the Securities Purchase Agreement, dated April 27, 2006
10.10		Guaranty, dated June 13, 2006, provided by Qiao Xing Mobile Communication Co., Ltd. to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. pursuant to the Securities Purchase Agreement, dated April 27, 2006
21.1		Subsidiaries of the Registrant
23.1		Consent of KPMG
23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3		Consent of Shearman & Sterling LLP (included in Exhibit 8.2)
23.4		Consent of King & Wood, People’s Republic of China counsel to the Registrant (included in Exhibit 5.2)

EXHIBIT INDEX

Exhibit
Number	Description of Document

24.1	Powers of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics of the Registrant

*	To be submitted by amendment.